Annual Report 2011

PENSECO
FINANCIAL SERVICES
CORPORATION



protect

engage

convenience

efficient

Founded in 1902, Penn Security Bank & Trust Company is a wholly-owned subsidiary of Penseco Financial Services Corporation with headquarters located at 150 North Washington Avenue in Scranton, Pennsylvania. We maintain 12 full-service banking locations throughout Lackawanna, Luzerne, Monroe and Wayne Counties.

The Bank offers a wide range of personal and business loan and deposit products as well as trust, investment and brokerage services. As a principal member of MasterCard® & Visa® and a direct member of Discover, the Bank maintains an in-house full-service merchant services department providing credit and debit card processing for our business customers. We also issue MasterCard® & Visa® credit cards and MasterCard® debit cards.

We will continue to focus on our basic beliefs of helping our customers achieve their financial goals, create a work environment where our employees can develop professionally and help to make our local communities better places to live and work. We will do this by focusing on our core values and company vision as we work to become the premier financial services company in Northeastern Pennsylvania as measured by quality, earnings and growth.

Penn Security Bank & Trust Est. 1902

Strength You Can Bank On



Board of Directors

Seated left to right:

Emily S. Perry, *Retired Insurance Account Executive, Community Volunteer*

Richard E. Grimm, *Executive Vice President, Treasurer*

Craig W. Best, *President and CEO*

D. William Hume, *Chairman of the Board of Directors*

Sandra C. Phillips, *Penn State Master Gardener, Community Volunteer*

Standing left to right:

P. Frank Kozik, *Secretary, CEO of Scranton Craftsmen, Inc.*

Russell C. Hazelton, *Retired Captain, Trans World Airlines*

Steven L. Weinberger, *President of G. Weinberger Company*

Robert W. Naismith, Ph.D., *Chairman of JuJaMa, Inc.*

James B. Nicholas, *President of D. G. Nicholas Company*

James G. Keisling, *Treasurer of Northeast Architectural Products, Inc.*

Joseph G. Cesare, M.D., *Orthopedic Surgeon, President of Scranton Orthopedic Specialists*

Missing from photo:

Robert J. Mellow, *Retired State Senator for the Commonwealth of Pennsylvania*

Financial Highlights

	2011	2010	2009	2008	2007
Net Income	$10,705	$11,722	$8,372	$8,613	$6,698
Earnings Per Share	$3.27	$3.58	$2.80	$4.01	$3.12
Dividends Per Share	$1.68	$1.68	$1.68	$1.66	$1.58
Total Capital	$129,000	$121,922	$117,397	$73,642	$69,715
Total Deposits	$720,518	$691,032	$645,434	$424,725	$416,533
Total Assets	$924,674	$916,087	$883,327	$628,967	$580,793
ROA	1.15%	1.32%	1.04%	1.40%	1.15%
ROE	8.48%	9.74%	7.93%	11.89%	9.75%



D. William Hume and Craig W. Best

Dear Shareholders,

Penn Security's financial performance for 2011 continued to be strong as our earnings, asset quality and capital ratios all remained in the top 25th percentile of financial institutions in our peer group. Earnings for 2011 totaled $10.7 million and our return on average assets (ROA) stood at 1.15% which is very strong when measured against banking industry standards. However, the 2011 earnings were $1.0 million less the 2010 earnings.

Total revenues reached $45.0 million but were 1.1% lower than 2010 revenues of $45.5 million. Net-interest income also declined by $1.0 million in fiscal year 2011 and totaled $32.3 million. These decreases were impacted by the extremely low interest rate environment that prompted many customers to refinance loans to take advantage of lower interest rates. Non-interest income, excluding a one-time $500,000 gain on an asset recovery, was flat at $12.2 million for both 2010 and 2011, as increases in merchant income and debit card revenue were offset by declines in brokerage revenue and service charges on deposits.

Non-interest expense increased by $324,000 or 1.1% in 2011 and totaled $28.8 million. Increases in credit management expenses coupled with higher regulatory and compliance expenses represented the majority of this increase. These costs were partially offset by a decrease in FDIC insurance premiums.

Northeastern Pennsylvania continues to work through the economic downturn that began in the middle of 2008. The slowdown in business activity, high unemployment, declining real estate values and historically low rates will put pressure on our margin and our earnings. The strong financial performance Penn Security has achieved during this economic slowdown is a testament to the dedication and hard work of our employees. Our employees' constant focus on asset quality, improving earnings and managed growth will need to continue for our company to deliver a high level of earnings.

QUALITY—Our primary focus is to maintain asset quality while still providing our community businesses with the loans they need to expand their operations. In 2011, we added staff to our lending and credit management areas. These credit professionals were able to grow our commercial and municipal loans by 13% while reducing our non-performing loans from .66% of total loans in 2010 to .50% of total loans in 2011. Our focus on asset quality will continue in 2012. Constant review of our loan portfolio allows us to better recognize declining trends before they become problems. This enables us to help our customers work through this challenging economic period.

Maintaining the appropriate level of capital is important to the quality of our balance sheet. In 2011, our total capital increased 5.8% to $129.0 million compared to $122.0 million in 2010. Our capital to asset ratio of 13.95% stands as one of the higher ratios in our industry. A sound capital base provides flexibility when reviewing market opportunities and is added protection for the payment of a strong dividend.

EARNINGS—The slowdown in the economy and corresponding low rate environment continue to put pressure on our margin as refinanced loans and matured investments are replaced by lower yielding assets. Balance sheet restructuring and quality growth are the long-term solutions to stabilizing our margin. In the short term, aggressive expense management is necessary to maintain top tier earnings performance.

GROWTH—Growth of our checking, savings and money market deposits was very strong with a 14.7% increase in 2011. Our checking account relationships grew 3.0% in 2011 as we continued implementing our new account acquisition plan, our customer service standards and our branch network revitalization initiative.

Last year we completely remodeled our East Scranton Office. We also plan to have our new office at the corner of Davis Street and Birney Avenue in Scranton completed by the third quarter of 2012. This new office will give greater visibility and convenience to our customers. Once this office is opened, we will be able to reduce expenses in our South Side Office.

In May of this past year, Edwin J. Butler retired from our Board of Directors. His retirement marked the end of a 40 year career with Penn Security Bank. Our Board, management and employees are truly grateful for his dedication and service and wish him the best in his retirement.

The next few years will continue to be challenging for our industry and our company. High unemployment, a depressed real estate market and historically low rates will stress our margin. Our employees' dedication to serving our customers while focusing on asset quality, earnings improvement and managed growth are key to continuing our strong performance in the coming years.

Sincerely yours,

Craig W. Best
President & CEO

D. William Hume
Chairman of the Board



Let's talk
mortgages...
Deborah A. Wright

Let's talk
mortgages...
Diane J. Condran

Penn
Security

Bank Highlights

East Scranton Office Renovations Completed

During 2011, renovations at our East Scranton Office completed the final phase of a five-part capital improvement plan. The masonry work on the exterior of the bank was cleaned and the stone veneer was power washed. In addition, a clear coat of preservative was placed on the floral filigrees that adorn the top of the building and five new arch top windows replaced the old energy inefficient and opaque glass windows.

A new customer drive-up window was installed, the parking lot repaved, sidewalks were replaced and "green space" was incorporated into the project in the form of flower beds, ornamental trees and hedges. The drive-up window was a welcomed addition for our customers who no longer have to leave their car to conduct their business. The entire building façade was fitted with up-lighting which accents the stone and arch work on the building. The new lighting is most impressive at night and is a beacon for the renaissance that is taking place in this neighborhood.

The completion of all renovations has been welcomed by our customers and neighbors. The project was managed by the bank's Facilities Manager, with some of the work completed by the bank's Facilities Team.

Mortgage Loan Officers Engage Customers

Penn Security Bank implemented a Residential Mortgage Initiative to help meet the ever changing needs of our customers. The initiative focused on hiring full-time mortgage loan officers who work with our branch network and local Realtors®. These mortgage loan officers provide added convenience for our customers. They meet with customers at realtor offices, the customer's home, or the customer's place of business to take mortgage applications on laptop computers.

This initiative helped us to be more competitive by reducing mortgage processing time and providing a higher level of service to our customers. The implementation of this initiative supports our core values of engaging our customers and making things as easy as possible for them while helping them to meet their financial goals.

Community Commitment

Our Support of Dress for Success® Lackawanna Continues

Early in 2011, Penn Security's Charitable Foundation provided a grant to Dress for Success® Lackawanna to support the organization's Professional Women's Group. Dress for Success® Lackawanna is a non-profit organization dedicated to promoting the economic independence of disadvantaged women by providing professional attire and a network of support to help them thrive in the workplace and in life.

Women making the transition from unemployment to the workforce face many challenges, from understanding corporate culture to handling personal finances, often without any support systems in place to help them navigate this daunting change.

The mission of the Professional Women's Group is to provide the network of employed Dress for Success® clients a partnership of support, practical information and inspiration to achieve self-defined success in their career and life.

Bonnie L. Baker, Penn Security Bank's Vice President of Residential Loan Underwriter and Loan Operations Manager, assisted by Christine Donlan from the United Credit Bureau were the featured speakers for the November 2011 Professional Women's Group meeting. Information provided during the meeting focused on establishing/repairing credit and how to apply for credit.




Penn
Security
Bank

WELCOME
to the
Penn
Security
Community
Outreach
Luncheon

Flood Loan Program

The flooding experienced in Northeastern Pennsylvania during September of 2011 adversely affected many communities located within our market. The devastation to homes and small businesses as a result of this historic flooding left residents and business owners with the monumental task of cleaning and rebuilding.

To help with the recovery, Penn Security Bank offered special assistance to its loan customers by offering them a deferral of payment, or modification of their existing loan to help ease their financial burden. In addition, a special Emergency Flood Low Cost Loan Program was offered to consumers and business that had experienced a loss as a result of the flooding.

Family-to-Family Thanksgiving Basket Program

In November, Penn Security Bank sponsored the 25th Anniversary of the Family-to-Family Thanksgiving Program which provides Thanksgiving food baskets to individuals and families living at or below the poverty level. In addition, Penn Security Bank's Executive Vice President and Private Banking Division Head, Andrew A. Kettel, Jr., and his family were chosen as the Host Family. On Thanksgiving Eve, over 3,000 baskets feeding 15,000 people were distributed to those in need. Several Penn Security Bank officers and employees also volunteered their time to help out at the registration desks.

Community Outreach Luncheon

As one of the components of the basic beliefs of our company, we strive to help make our communities better places to live and work in. We do this by helping our customers meet their financial needs, especially the needs of our local non-profit charitable organizations who serve low-to-moderate income individuals and families.

To advance this belief, we invited 25 of these organizations to an informal Community Outreach Luncheon held at the Radisson Lackawanna Station Hotel in Scranton in late September to discuss the financial needs of their organizations and the needs of the individuals and clients they serve.

At the luncheon, our Community Reinvestment Officer and Executive Vice President, Richard E. Grimm, along with two of our Loan Managers introduced a Consumer Small Loan Program and a First-Time Home Buyer Grant Program to attendees. Both programs are designed to assist low-to-moderate income borrowers.

Using the information discussed at the luncheon, we will be able to design new products and services that are needed in our local communities.

Penseco Financial Services Corporation and Penn Security Bank and Trust Company

Executive Officers

Craig W. Best
President
and Chief Executive Officer

Richard E. Grimm
Executive Vice President
Treasurer | Cashier
Credit Division Head

Andrew A. Kettel, Jr.
Executive Vice President
Private Banking Division Head

Greg D. Misterman
Executive Vice President
Chief Credit Officer

Thomas P. Tulaney
Executive Vice President
Chief Lending Officer

William J. Calpin, Jr.
Senior Vice President
Trust Services Manager

Robert P. Heim
Senior Vice President
Operations Division Head

Michael L. Jake
Senior Vice President
Chief Risk Officer

Michael M. Kilroy
Senior Vice President
Human Resources Division Head

Patrick M. Scanlon
Senior Vice President
Finance Division Head

Lynn Peters Thiel
Senior Vice President
Retail Banking Division Head

Karen L. Thomas
Senior Vice President
Marketing Manager

James M. Tobin
Senior Vice President
Charge Card Manager

Edward R. Walsh
Senior Vice President
Asset Recovery
and Loan Review Officer

P. Frank Kozik
Secretary

Advisory Boards

Abington Office
James L. Burne, DDS
Keith W. Eckel
Deborah J. Kennedy | Branch Manager
Attorney Patrick J. Lavelle
Sandra C. Phillips
Joseph Sproul

East Stroudsburg Office
Denise M. Cebular | Branch Manager
Robert J. Dillman, Ph.D.
Anthony Maula
Attorney Kirby Upright

Green Ridge | East Scranton Office
Marie W. Allen
Terry A. Beilman | Branch Manager
J. Conrad Bosley
Mary Ellen Coleman
Robert A. Fritz
Everett Jones
Attorney Paul A. Kelly, Jr.
Mark R. Sarno

Moscow Office
Jacqueline A. Carling
Anthony J. Descipio
George F. Edwards, Jr.
Pamela J. Edwards | Branch Manager
James A. Forti
Attorney David Z. Smith

Mount Pocono Office
Robert C. Hay
David Lansdowne
Nereida Santiago | Branch Manager

Peckville Office
Ann E. Cappellini
Joseph M. Daley
Olivia M. Hatala | Branch Manager
Shashikant Kalariya
Gerald Preschutti
David Stafursky
Dr. Lisa C. Thomas
Jeffrey Vanston

South Scranton Office
Michael P. Brown
Jeffrey J. Leventhal
Avandra G. McMillan | Branch Manager
Ted M. Stampien, DDS

Promotions & Appointments



Thomas P. Tulaney
Executive Vice President
Chief Lending Officer



Joseph I. Killeen
Senior Vice President
Senior Commercial Loan Officer



Lynn Peters Thiel
Senior Vice President
Retail Banking Division Head



Edward R. Walsh
Senior Vice President
Asset Recovery
and Loan Review Officer



John R. Anderson III
Vice President
Financial Analyst
Asset Liability Officer



Bonnie L. Baker
Vice President
Residential Loan Underwriter
Loan Operations Manager



Brian C. Chuff
Vice President
Asset Recovery Officer



Jeffrey D. Solimine
Vice President
Consumer Loan Underwriter



Ellen M. Swartz
Vice President
Sales and Service Training
Development Officer



Charles A. Weisel
Vice President
Chief Compliance Officer



Deborah A. Wright
Vice President
Mortgage Loan Officer



Terry A. Beilman
Assistant Vice President
Manager of Green Ridge Office
and East Scranton Office



Mark M. Bennett
Assistant Vice President
Commercial Loan Officer



R. Douglas Coltrane, Jr.
Assistant Vice President
Investment Broker



Michael J. Kashuba
Assistant Vice President
Credit Department Manager



Joseph P. Marranca
Assistant Vice President
Loan Review Officer



Robert W. McDonald
Assistant Vice President
Tax and Corporate Trust Officer



Beth S. Wolff
Assistant Vice President
Compliance Manager | Deposits



Diane J. Condran
Mortgage Loan Officer



M. Lisa Nardone
BSA Compliance Officer



Darlene A. Pehanick
Human Resource Officer
Payroll and Benefits Manager



Danithza Posloncec
Customer Service Officer
South Scranton Office

Branch Locations

Abington
1100 Northern Boulevard
Clarks Summit, PA 18411
Deborah J. Kennedy | Manager
(570) 587-4898

Central City
150 North Washington Avenue
Scranton, PA 18503
Dominick P. Gianuzzi | Manager
(570) 346-7741

Duryea
304 Main Street
Duryea, PA 18642
Judith M. Martinelli | Manager
(570) 457-1120

East Scranton
Prescott Avenue & Ash Street
Scranton, PA 18510
Terry A. Beilman | Manager
(570) 342-9101

East Stroudsburg
Route 209 & Route 447
East Stroudsburg, PA 18301
Denise Cebular | Manager
(570) 420-0432

Gouldsboro
Main & Second Streets
Gouldsboro, PA 18424
Robin L. Jenkins | Manager
(570) 842-6473

Green Ridge
1901 Sanderson Avenue
Scranton, PA 18509
Terry A. Beilman | Manager
(570) 346-4695

Moscow
Main & Academy Streets
Moscow, PA 18444
Pamela J. Edwards | Manager
(570) 842-7626

Mount Pocono
Route 611 & Route 940
Mount Pocono, PA 18344
Nereida Santiago | Manager
(570) 839-8732

Old Forge
216 South Main Street
Old Forge, PA 18518
Susan T. Holweg | Manager
(570) 457-8345

Peckville
540 Main Street
Peckville, PA 18452
Olivia M. Hatala | Manager
(570) 383-2154

South Scranton
526 Cedar Avenue
Scranton, PA 18505
Avandra G. McMillan | Manager
(570) 343-1151

Corporate Information

Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503
(570) 346-7741 | (800) 327-0394
pennsecurity.com

Investor Relations Officer
Marie L. Luciani
(570) 346-7741 x2352
(800) 327-0394 x2352

Stock Information
The common stock of Penseco Financial Services Corporation is traded on the OTC Bulletin Board under the symbol PFNS.

Stock Transfer and Registrar Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 497-2300 | (800) 368-5948

Form 10-K Annual Report
Copies of the company's Annual Report to the Securities and Exchange Commission on Form 10-K, quarterly reports on Form 10-Q and news releases may be obtained without charge upon request to Marie L. Luciani, Investor Relations Officer, at the Corporate headquarters' address.

Annual Meeting
Tuesday, May 1, 2012, 2:00 p.m.
Hilton Scranton and Conference Center
100 Adams Avenue
Scranton, PA 18503
(570) 343-3000

Dividend Calendar
Dividends on Penseco Financial Services Corporation common stock are customarily payable on or about the 15th of March, June, September and December.

Dividend Reinvestment and Stock Purchase Plan
Shareholders may participate in the Dividend Reinvestment and Stock Purchase Plan. A plan prospectus and an enrollment form may be obtained on Registrar and Transfer Company's website (www.rtco.com).

Direct Deposit of Dividends
As a shareholder of Penseco Financial Services Corporation, you may have your dividend payments deposited directly into a personal checking, savings, or other account. Direct Deposit of your dividend eliminates the chance of your dividend check being lost or stolen and is credited to your account on the same day that the dividend is paid. To begin direct deposit of your dividend, please contact Marie L. Luciani, Investor Relations Officer, at the Corporate headquarters' address.

Internal Auditor
Paula A. Ralston Nenish

Independent Auditor
McGrail Merkel Quinn & Associates, P.C.
1173 Clay Avenue
Scranton, PA 18510
(570) 961-0345

General Counsel
Jerry Weinberger, Esq.
Nogi, Appleton, Weinberger & Wren, P.C.
415 Wyoming Avenue
Scranton, PA 18503-1299
(570) 963-8880

SEC Counsel
Pepper Hamilton, LLP
3000 Two Logan Square
Eighteenth & Arch Streets
Philadelphia, PA 19103-2799
(215) 981-4000

Trust Counsel
James W. Reid, Esq.
Oliver, Price & Rhodes
1212 South Abington Road
Clarks Summit, PA 18411
(570) 585-1200

Market Makers

Boenning & Scattergood
West Conshohocken, PA
(610) 832-1212

Domestic Securities, Inc.
Montvale, NJ
(201) 782-0888

Hudson Securities, Inc.
Jersey City, NJ
(201) 216-0100

Janney Montgomery Scott, LLC
Philadelphia, PA
(215) 665-6000

Knight Equity Markets, LP
Jersey City, NJ
(201) 222-9400

Monroe Securities, Inc.
Chicago, IL
(312) 327-2530

RBC Dominion Securities, Inc.
New York, NY
(212) 858-7000

Stifel, Nicolaus & Company, Inc.
St. Louis, MO
(314) 342-2000

Products and Services
Detailed information on our products and services offered by Penn Security Bank can be obtained by visiting pennsecurity.com or by calling (800) 327-0394 or (570) 346-7741

Off-site ATM Locations

Commonwealth Medical College
525 Pine Street
Scranton, PA

Dino & Francesco's Restaurant
Birney Plaza
Moosic, PA

Hilton Scranton & Conference Center
100 Adams Avenue
Scranton, PA

Lackawanna College
501 Vine Street
Scranton, PA

Meadow Avenue
Meadow Avenue
& Hemlock Street
Scranton, PA

Metropolitan Life Insurance Company
1028 Morgan Highway
Clarks Summit, PA

Penn Estates
1 Penn Estates
East Stroudsburg, PA

Radisson Lackawanna Station Hotel
700 Lackawanna Avenue
Scranton, PA

Red Barn Village
Newton Ransom Boulevard
Newton, PA

Skytop Lodge
One Skytop Drive
Skytop, PA

OUR CORE VALUES

Protect—*protect our customers' assets*

Engage—*be engaging with customers, co-workers and business partners*

Convenience—*make things easy*

Be Efficient—*manage expenses*

Penseco Financial Services Corporation | 150 North Washington Avenue | Scranton | PA | 18503 | **pennsecurity**.com | 800 327 0394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

COMMISSION FILE NUMBER 000-23777

PENSECO FINANCIAL SERVICES CORPORATION

SCRANTON, PENNSYLVANIA
COMMONWEALTH OF PENNSYLVANIA
I.R.S. EMPLOYER IDENTIFICATION NUMBER 23-2939222
150 NORTH WASHINGTON AVENUE
SCRANTON, PENNSYLVANIA 18503-1848
TELEPHONE NUMBER 570-346-7741

SECURITIES REGISTERED UNDER
SECTION 12(g) OF THE ACT

Common Stock, Par Value $ .01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Company's voting stock held by non-affiliates of the registrant on June 30, 2011, based on the closing price of such stock on that date, equals approximately $108,992,986.

The number of shares of common stock outstanding as of March 9, 2012 equals 3,276,079.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Corporation's definitive proxy statement relating to the 2012 Annual Meeting of Stockholders, to be held on May 1, 2012, are incorporated by reference in Part III.

All information is presented in thousands of dollars, except as indicated and per share amounts are based on weighted average shares outstanding in each period. Net interest margin is stated on a tax equivalency yield.

PART I

ITEM 1 BUSINESS

GENERAL

PENSECO FINANCIAL SERVICES CORPORATION, which is headquartered in Scranton, Pennsylvania, was formed under the general corporation laws of the Commonwealth of Pennsylvania in 1997 and is registered as a financial holding company. Unless the context indicates otherwise, all references in this report to the "Company," "we," "us" and "our" refer to Penseco Financial Services Corporation and its direct and indirect subsidiaries. The Company became a holding company upon the acquisition of all of the outstanding shares of Penn Security Bank and Trust Company (referred to as the "Bank"), a Pennsylvania state-chartered bank, on December 31, 1997. The Company is subject to supervision by the Board of Governors of the Federal Reserve System, or the "Federal Reserve Board." The Bank, as a state-chartered financial institution, is subject to supervision, regulation and examination by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

The Bank is a full service community bank operating twelve branch offices in Lackawanna, Luzerne, Monroe and Wayne Counties of Pennsylvania serving principally the communities of Scranton, Clarks Summit, Old Forge, Moscow, Stroudsburg, East Stroudsburg and Mount Pocono. The Company's principal banking office is located at 150 North Washington Avenue, Scranton, Pennsylvania, containing trust, investor services, marketing, audit, human resources, executive, data processing, central loan processing and central bookkeeping offices.

ACQUISITION OF OLD FORGE BANK

On April 1, 2009, the Company completed its acquisition of Old Forge Bank in a cash and stock transaction valued at approximately $55.5 million (the "Merger"). The Merger was accounted for using the acquisition method of accounting and, accordingly, the assets and liabilities of Old Forge Bank have been recorded at their respective fair values on the date the Merger was completed. Old Forge Bank was merged into Penn Security Bank and Trust Company in a two-step transaction. An aggregate of 1,128,079 shares of Company common stock and approximately $17.4 million in cash was paid to former Old Forge Bank shareholders.

Recognized amounts of identifiable assets acquired and liabilities assumed on April 1, 2009 as a result of the Merger are as follows:

Cash	$ 4,760
Investments	31,261
Loans	159,949
Property and equipment	1,576
Core Deposit Intangible	2,027
All other assets	13,027
Identifiable Assets	212,600
Deposits	177,018
Borrowings	5,000
All other liabilities	1,517
Identifiable Liabilities	183,535
Identifiable net assets	29,065
Goodwill	26,398
Total consideration transferred	$ 55,463

The following table reflects net income from accretion and amortization, net of taxes, of acquisition date fair value adjustments relating to the Merger included in the Company's financial results during the periods indicated.

Years Ended December 31,	2011	2010	2009
Homogeneous loan pools	$ 525	$ 633	$ 550
Time deposits	91	185	305
Core deposit intangible expense	(201)	(225)	(182)
Net income from acquisition fair value adjustment	$ 415	$ 593	$ 673

The following table sets forth certain financial information regarding the Company at and for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Interest Income	$ 39,658	$ 41,745	$ 40,151
Interest Expense	7,339	8,356	9,580
Net Interest Income	32,319	33,389	30,571
Provision for Loan and Lease Losses	2,381	1,999	2,260
Net Interest Income after Provision for Loan and Lease Losses	29,938	31,390	28,311
Non-Interest Income	12,668	12,152	10,369
Non-Interest Expenses	28,777	28,453	28,420
Income Taxes	3,124	3,367	1,888
Net Income	$ 10,705	$ 11,722	$ 8,372
Earnings per Share	$ 3.27	$ 3.58	$ 2.80
Total Revenue	$ 52,326	$ 53,897	$ 50,520
Net Interest Margin	4.13%	4.42%	4.35%
BALANCE SHEET AMOUNTS:			
Assets	$ 924,674	$ 916,087	$ 883,327
Investment Securities	$ 191,208	$ 217,044	$ 195,930
Net Loans	$ 624,811	$ 608,605	$ 597,670
Deposits	$ 720,518	$ 691,032	$ 645,434
Long-Term Borrowings	$ 58,220	$ 68,835	$ 68,094
Stockholders' Equity	$ 129,000	$ 121,922	$ 117,397

Net income for 2011 was $10,705, or $3.27 per weighted average share, compared with $11,722, or $3.58 per weighted average share, from the year ago period, a decrease of $1,017, or 8.7%. Pre-provision net interest income decreased $1,070, or 3.2%. Net interest margin decreased to 4.13% for the year ended December 31, 2011, compared to 4.42% for the year ended December 31, 2010. Net interest income, after provision for loan and lease losses, decreased $1,452, or 4.6%, during 2011, due to a decrease in interest income of $2,087, or 5.0%, an increase in the provision for loan and lease losses of $382, or 19.1%, offset by reduced interest expense of $1,017, or 12.2%, from lower funding costs. The decrease in interest income was primarily attributable to investment and loan cash flows being reinvested at historically low yields. Non-interest income increased $516, or 4.2%, primarily as a result of the reversal of a $500 contingent liability recorded in connection with the Merger. The Company recognized impairment losses of $78 in 2011 as compared to $0 in 2010 related to the Bank's equity investment portfolio. Non-interest expenses increased $324, or 1.1%, due to increases in salaries and employee benefits and other operating expenses offset by reduced FDIC insurance expense.

Net income for 2010 increased $3,350, or 40.0%, to $11,722, or $3.58 per weighted average share, compared with 2009 net income of $8,372, or $2.80 per weighted average share. The increase in net income was primarily attributed to higher net interest income as well as the absence of merger-related costs in 2010, compared to $1,550 incurred in 2009 related to the Company's acquisition of Old

Forge Bank. Also, the Company did not recognize any impairment losses in 2010 as compared to $787 of losses in 2009 related to the Bank's equity investment portfolio. The results of operations for 2010 include twelve months of operations from the former Old Forge Bank, as opposed to only nine months of Old Forge Bank operations captured in 2009. Net interest margin increased to 4.42% for the year ended December 31, 2010 compared to 4.35% for the year ended December 31, 2009. Net interest income increased $2,818, or 9.2%, to $33,389 for the year ended December 31, 2010, compared to $30,571 for 2009. Net interest income after provision for loan and lease losses increased $3,079, or 10.9%, during 2010 primarily due to increased interest and fees on loans, which in turn were attributable to the expansion of our loan portfolio following the acquisition of Old Forge Bank in 2009. Net interest income was also positively affected in 2010 by reduced interest expense from lower borrowing costs. The provision for loan and lease losses decreased $261 to $1,999 during 2010, compared with $2,260 for the same period of 2009, based on management's evaluation of the adequacy of the allowance for loan and lease losses through the application of its allowance for loan and lease losses methodology. Among other things, the methodology, which was enhanced in the third quarter of 2010, takes into consideration the strength of the local economy. Please see the discussion of our methodology for calculating the allowance for loan and lease losses under the heading "Management's Discussion & Analysis—Provision for Loan and Lease Losses."

In 2011, the local economy continued to experience the effects of our nation's economic downturn. The local housing market remained weak and the unemployment rate in Northeastern Pennsylvania improved to 8.9% at year-end (compared to 9.5% at December 31, 2010) according to the Pennsylvania Department of Labor & Industry.

Although the amount of non-performing loans decreased from December 31, 2010 to December 31, 2011, it remained elevated at year end compared to historical amounts. Nonetheless management believes that the allowance for loan losses, including probable losses on non-performing loans, was adequate at December 31, 2011. To enhance our ability to identify and manage risk throughout our organization going forward, the Bank created the senior level position of Chief Risk Officer. This position will facilitate our enterprise-wide risk assessment to identify, monitor and quickly mitigate the inherent risks of a community bank in today's economic environment.

The table below sets forth our provision for loan and lease losses and certain ratios for the three most recently completed fiscal years:

	2011	2010	2009
Provision for loan and lease losses	$ 2,381	$ 1,999	$ 2,260
Period end allowance for loan and lease losses to non-performing loans	211.97%	161.13%	269.35%
Non-performing loans to period end loans	0.50%	0.66%	0.39%
Ratio of charge-off loans to average loans	0.37%	0.30%	0.23%
Ratio of foreclosed loans to average loans	0.38%	0.19%	0.21%

As of:	2011		2010		2009	
	Amount	(#)	Amount	(#)	Amount	(#)
Charge-offs	$ 2,300	90	$ 1,838	102	$ 1,300	75
Foreclosures completed	2,370	14	1,183	6	1,145	7
Non-performing loans	3,166	77	4,034	70	2,339	46

As a result of the economic conditions in our market area and the level of non-performing loans, management has previously undertaken the following actions:

- Adjusted the credit policy to lower the maximum loan-to-value ratios on commercial real estate loans and certain consumer loans;
- Hired a former bank examiner to perform loan reviews on a full time basis and to enhance our allowance for loan and lease loss methodology for implementation, which did not have any appreciable impact on the amount of the allowance when adopted in third quarter of 2010; and
- Contracted with a credit professional to assess the soundness of the small business underwriting function as well as the appropriateness of the Company's established methodology for determining the allowance for loan and lease losses.

There were no purchased loans in 2011, 2010 or 2009 other than loan participations with local banks. Originations of new loans are primarily in loans secured by real estate. The growth in loans since 2008 was mainly due to the merger of Old Forge Bank.

MARKET AREA AND COMPETITIVE CONDITIONS

The Bank considers Monroe, Lackawanna, Wayne and Luzerne Counties in Northeastern Pennsylvania to be its primary market area. The Bank operates in a competitive environment in which it must compete with many local independent banks as well as several banks that are affiliates or branches of very large regional and national holding companies. The competition includes commercial banks, savings and loan associations, credit unions, other lending institutions and mortgage originators.

The following table sets forth the percentage of deposits held by the Bank in each of the counties comprising its primary market area as of June 30, 2011, the latest date for which information is available, and June 30, 2010:

	June 30, 2011	June 30, 2010
Monroe	1.97%	1.94%
Lackawanna	13.56%	12.10%
Wayne	1.31%	1.20%
Luzerne	0.39%	0.37%

The principal competitive factors among the Company's competitors can be grouped into two categories: pricing and services. In the Company's primary service area, interest rates on deposits, especially time deposits, and interest rates and fees charged to customers on loans are very competitive. In the current economic environment there is increased competition in view of weaker loan demand. From a service perspective, the Bank competes in areas such as convenience of location, types of services offered, service costs and banking hours. Among other things, our profitability depends on our continued ability to compete successfully in our market area.

LENDING AND DEPOSIT PRODUCTS

Through its banking subsidiary, the Company generates interest income from its loan and investment securities portfolios. Other income is generated primarily from merchant transaction fees, trust fees and service charges on deposit accounts. The Company's primary costs are interest paid on deposits and borrowings and general operating expenses. The Company provides a variety of commercial and retail banking services to business and professional customers, as well as retail customers, on a personalized basis. The Company's primary lending products are real estate, commercial and consumer loans. The Company also offers ATM access, credit cards, active investment accounts, trust department services and other various lending, depository and related financial services. The Company's primary deposit products are savings and demand deposit accounts and certificates of deposit. The Company also offers securities sold under agreements to repurchase as an alternative to conventional savings deposits for its customers. The securities sold under agreements to repurchase are accounted for as a collateralized borrowing with a one day maturity and are collateralized by U.S. Agency securities. At December 31, 2011, the Company had aggregate securities sold under agreements to repurchase with balances of approximately $10.0 million.

The table presented below indicates the composition of the Company's loan portfolio at the dates specified:

December 31,	2011		2010		2009	
Commercial secured by real estate	$ 208,875	33.1%	$ 207,964	33.8%	$ 194,935	32.3%
Residential real estate	281,643	44.6%	295,301	48.0%	308,068	51.0%
Commercial and industrial	55,482	8.8%	36,190	5.9%	30,743	5.1%
Consumer	52,816	8.4%	55,862	9.1%	59,789	9.9%
States & political subdivisions	23,110	3.6%	9,882	1.6%	6,873	1.1%
All other	9,596	1.5%	9,906	1.6%	3,562	0.6%
Loans, net of unearned income	$ 631,522	100.0%	$ 615,105	100.0%	$ 603,970	100.0%

Loans secured by real estate, including both residential and commercial, represent the largest portion of the loan portfolio and have been relatively stable in terms of the percentage of the Company's loan portfolio representing 78%, 82%, and 83% for the years ended 2011, 2010, and 2009, respectively. Consumer loans represented 8% of the loan portfolio at December 31, 2011. A significant portion of those loans are comprised of an indirect automobile loan portfolio acquired in the merger with Old Forge Bank, which had an aggregate outstanding balance of $25 million at April 1, 2009, the date of the merger, and $30 million at December 31, 2011. Commercial and industrial loans have increased as a percentage of the loan portfolio, representing 9%, 6% and 5% at December 31, 2011, 2010 and 2009, respectively.

Our loan portfolio is comprised primarily of residential and commercial mortgage loans secured by real estate in our Northeastern Pennsylvania market area. As of December 31, 2011, approximately 5% of the loan portfolio was comprised of loans to entities located outside our market area.

At December 31, 2011, the loan portfolio was comprised of approximately $280.2 million, or 44.4%, of fixed rate loans and $351.3 million, or 55.6%, of adjustable rate loans.

The Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. In the ordinary course of our business, our operations and earnings are not materially affected by seasonal changes or by Federal, state or local environmental laws or regulations.

Lending Activities

The Bank offers a variety of loans including commercial, residential and consumer loans as described above. The consumer portfolio includes automobile loans, educational loans and home equity loans and lines of credit. Since 2008, the Company has discontinued originating educational loans. During 2011, the commercial real estate portfolio remained stable despite the weakened economy, and at December 31, 2011 and 2010, it comprised 33.1% and 33.8% of our total loan portfolio, respectively.

The Company intends to continue to evaluate commercial real estate, commercial business and governmental lending opportunities, including small business lending. The Bank has added to the experienced staff of commercial lenders and continues to proactively monitor and manage existing credit relationships. To this end, the Bank continues to enhance the credit risk management staff and procedures as it relates to all lending activity.

The Company has not engaged in sub-prime residential mortgage lending, which is defined as mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history. The Company focuses its lending efforts within its market area.

One-to-Four Family Residential Loans. The Bank offers two types of residential mortgage loans: fixed-rate loans, with terms of up to 30 years, and adjustable-rate loans, with interest rates and payments that adjust annually after an initial fixed period of one, three or five years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the appropriate U.S. Treasury Security Index. The Bank's adjustable-rate single-family residential real estate loans generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 6% on any such increase or decrease over the life of the loan. Although the Bank does offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year constant maturity treasury ("CMT") are underwritten using methods approved by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), which require borrowers to be qualified at a rate equal to 200 basis points above the discounted loan rate under certain conditions.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans, among other factors. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

Our residential mortgage loans are consistently underwritten to standards established by Freddie Mac.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. The Bank does not offer loans with negative amortization or interest only loans.

The Bank generally does not make high loan-to-value loans (defined as loans with a loan-to-value ratio in excess of 80%) without private mortgage insurance. The maximum loan-to-value ratio the Bank generally permits is 95% with private mortgage insurance. The Bank requires all properties securing mortgage loans to be appraised by a board-approved independent appraiser. The Bank generally requires title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial Real Estate Loans. At December 31, 2011, the Bank had commercial real estate loans totaling $208.9 million, or 33.1%, of our total loan portfolio.

The Bank offers commercial real estate loans secured by real estate primarily with adjustable rates. The Bank originates a variety of commercial real estate loans generally for terms up to 25 years and payments based on an amortization schedule of up to 25 years. These loans are typically based on either the Federal Home Loan Bank ("FHLB") borrowing rate or our own pricing criteria and adjust every three to five years. Commercial real estate loans also are originated for the acquisition and development of land, including development for residential use. Conditions of acquisition and development loans originated generally limit the number of model homes and homes built on speculation, and draws are scheduled against executed agreements of sale. Commercial real estate loans for the acquisition and development of land are typically based upon the prime rate as published in *The Wall Street Journal*. Commercial real estate loans for developed real estate and for real estate acquisition and development are originated generally with loan-to-value ratios up to 75%, while loans for the acquisition of land are originated with a maximum loan to value ratio of 65%.

Commercial Loans. The Bank offers commercial business loans to professionals, sole proprietorships and small businesses in our market area. The Bank offers installment loans for capital improvements, equipment acquisition and long-term working capital. These loans are typically priced at short term fixed rates or variable rates based on the prime rate as published in *The Wall Street Journal*. These loans are secured by business assets other than real estate, such as business equipment and inventory, and, generally, are backed by personal guarantees of the owner or owners of the business. The Bank originates lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases.

When making commercial business loans, the Bank considers the financial statements of the borrower and any guarantors, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected global cash flows of the business and guarantor, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. The Bank offers a variety of consumer loans, including home equity loans and lines of credit, automobile loans and loans secured by savings accounts and certificates of deposit. The Banks also offers unsecured loans.

The Bank generally offers home equity loans and lines of credit with a maximum combined loan-to-value ratio of 80%. Home equity loans have fixed-rates of interest and are originated with terms of up to 15 years. Home equity lines of credit have variable rates and are indexed to the prime rate as published in *The Wall Street Journal*. Home equity lines of credit have draw periods with 20 year repayment periods.

The Bank offers loans secured by new and used automobiles, primarily indirectly through dealerships. These loans have fixed interest rates and generally have terms up to six years. The Bank offers automobile loans with loan-to-value ratios of up to 100% of the purchase price of the vehicle depending upon the credit history of the borrower and other factors.

The Bank offers consumer loans secured by savings accounts and certificates of deposit held at the Company based upon the deposit rates plus a margin with terms up to five years. The Bank will offer such loans up to 100% of the principal balance of the certificate of deposit or balance in the savings account. The Bank also offers unsecured loans and lines of credit with terms up to five years. Our unsecured loans and lines of credit bear a substantially higher interest rate than our secured loans and lines of credit.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Credit Risks

We have adhered and continue to adhere to credit policies, both prior to and during the current economic downturn, which management believes are sound. Our loan policies require verification of information provided by loan applicants as well as an assessment of their ability to repay for all loans. At no time have we made loans similar to those commonly referred to as "no doc" or "stated income" loans.

While the vast majority of the loans in the loan portfolio are secured by collateral, the Company has made and will continue to make loans on an unsecured basis. At December 31, 2011, there were $11.6 million in unsecured consumer loans in our portfolio and $4.8 million in unsecured commercial loans which is considerably less than the $5.5 million outstanding at December 31, 2010. Unsecured commercial loans are only granted to those borrowers exhibiting historically strong cash flow and capacity with seasoned management. In addition, for unsecured loans made to businesses, the Company's credit policy requires loan guarantees by all individuals having 20% or more ownership interest in the borrowing entity. Unsecured consumer loans are made for relatively short terms and to borrowers with strong credit histories. Unsecured consumer loans at December 31, 2011 also included a credit card portfolio of $3.2 million.

Requests to modify, restructure or otherwise change the terms of loans are considered by the Company on an individual basis as the circumstances and/or reasons for such changes may vary. All such changes in terms must be authorized by the original approval body. Also, our credit policy prohibits the modification of loans or the extension of additional credit to borrowers who are not current on their payments. Exceptions are approved only where the Company's position in the credit relationship is expected to be greatly enhanced by such action.

Adjustable-Rate Loans. While the Bank anticipates that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits on residential mortgage loans.

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's and any guarantor's creditworthiness and the feasibility and cash flow potential of the financed project. Additional considerations include: location, market and geographic concentrations, loan to value, strength of guarantors and quality of tenants. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, the Bank requires borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans and rent rolls where applicable. In reaching a decision on whether to make a commercial real estate loan, the Bank considers and reviews a global cash flow analysis of the borrower and guarantor, when applicable, and considers the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. The Bank has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 times. An environmental report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Commercial Business Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers.

The Bank also purchases participations in loans from local financial institutions to supplement our lending portfolio. Loan participations totaled $19.4 million at December 31, 2011. Loan participations are subject to the same credit analysis and loan approvals as loans the Bank originates. The Bank is permitted to review all of the documentation relating to any loan in which the Bank participates. However, in a purchased participation loan, the Bank does not service the loan and thus is subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The Board of Directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer's experience. Individual loans or lending relationships with aggregate exposure of more than $500,000 must be approved by the Senior Loan Committee, which is comprised of senior Bank officers. All loans or lending relationships in excess of $1.0 million must be approved by the Credit Committee of the Bank's Board, which includes three non-employee directors. All loans or lending relationships in excess of $3.0 million must be approved by the full Board of Directors of the Bank.

Loans to One Borrower. The maximum amount that the Bank may lend to one borrower and the borrower's related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At December 31, 2011, our regulatory limit on loans to one borrower was $15.6 million. At that date, the total outstanding available credit balance with our largest lending relationship was $9.8 million which was secured by an assignment of contracts and general business assets. All of the loans in the relationship are performing in accordance with their original terms at December 31, 2011.

Financial Services.

The Company has a third party marketing agreement with a broker-dealer that allows the Company to offer a full range of securities, brokerage services and annuity sales to its customers. The Company's Investor Services Division is located in the Company's headquarters building and the services are offered throughout the entire branch system. For the year ended December 31, 2011, the Company's income from brokerage services was $253 or 0.5% of total revenue compared to $340 or 0.6% in 2010 and $348 or 0.7% in 2009.

REGULATION AND SUPERVISION

General

The Bank is a commercial bank chartered by the Commonwealth of Pennsylvania. The Federal Deposit Insurance Corporation insures our deposits up to applicable limits. The Bank is subject to extensive regulation, examination and supervision by the Pennsylvania Department of Banking, our primary regulator, and the Federal Deposit Insurance Corporation, as deposit insurer. The Bank is required to file reports with the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation concerning our activities and financial condition. The Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation periodically review our safety and soundness and our compliance with various regulatory requirements.

The Company is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act ("BHCA"). The Company is also subject to regular examination by and the enforcement authority of the Federal Reserve Board. The Company is also treated as a bank holding company under Pennsylvania banking law. As such, the Company is subject to periodic examination by, and may be required to file reports with, the Pennsylvania Department of Banking.

This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and borrowers, not our stockholders. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory, enforcement activities and examination policies, with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Pennsylvania Department of Banking, the Pennsylvania Legislature, the Federal Deposit Insurance Corporation, the Federal Reserve Board or the U.S. Congress could have a material adverse impact on our operations.

Certain legal and regulatory requirements that apply to us are referred to below or elsewhere in this document. The summaries of the statutory provisions and regulations set forth in the document do not purport to be a complete description of all applicable statutes and regulations and their effects on us and are qualified in their entirety by reference to the actual statutes and regulations.

Regulation of Pennsylvania Commercial Banks

The Pennsylvania Department of Banking regulates the internal organization of the Bank as well as our activities, including, deposit-taking, lending and investment. The basic authority for our activities is specified by Pennsylvania law and by regulations, policies and directives issued by the Pennsylvania Department of Banking. The Federal Deposit Insurance Corporation also regulates many of the areas regulated by the Pennsylvania Department of Banking and federal law limits some of the authority that Pennsylvania law grants to us.

Business Activities. The Pennsylvania Department of Banking is required to regularly examine each state-chartered bank. Generally, the approval of the Pennsylvania Department of Banking is required to establish or close branches, to merge with another bank and to undertake many other activities.

Limits on Loans to One Borrower. Generally, the maximum amount that the Bank will be able to lend to a single borrower under Pennsylvania law is 15% of our capital accounts.

Loans to a Bank's Insiders. Pennsylvania law provides that the Bank may make loans to our executive officers and directors and greater than 10% stockholders (collectively, "insiders") in accordance with federal regulations. Generally, under federal law, loans to insiders and certain related interests must be approved in advance by a majority of the board of directors of the institution, with any "interested" director not participating in the voting, if the loan exceeds the greater of twenty five thousand dollars or 5% of the institution's capital. Loans aggregating five hundred thousand dollars are subject to the approval requirements in all cases. Loans to insiders must be made on terms substantially the same as offered in comparable transactions to outside parties and must not present more than the normal risk of loss or present any other unfavorable features. There is an exception for extensions of credit made to officers and directors as part of a bank-wide compensation or benefit program that does not favor directors or officers over other employees. There are further restrictions on loans that can be made to executive officers.

Intrastate Branching Activities. The Bank may, with the approval of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, establish, acquire and operate branches anywhere in Pennsylvania.

Interstate Branching. Federal law authorizes the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states, unless the state in which the target institution is located has opted out. Accordingly, the Bank may acquire branches in a state other than Pennsylvania unless the other state has enacted legislation opting out. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location.

Activities and Investments. The Federal Deposit Insurance Corporation Improvement Act of 1991 generally limits the activities that all state-chartered banks may engage in as principal to those authorized for national banks, despite more expansive state law. Additionally, equity investments by state banks are limited to the types and amounts permitted for national banks, subject to certain exceptions. For example, the Bank may engage in state authorized activities or investments that are impermissible for national banks (other than non-subsidiary equity investments) if the Bank meets all applicable capital requirements and the Federal Deposit Insurance Corporation determines that the activities or investments do not pose a significant risk to deposit insurance fund.

Capital Requirements. The Bank is subject to the Federal Deposit Insurance Corporation's regulatory capital requirements. The capital regulations require state banks to meet two minimum capital standards: a 4% leverage ratio (3% for institutions receiving the highest rating on the depository institution examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest examination rating) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard.

The leverage ratio requires a minimum ratio of Tier 1 (or "core") capital to adjusted total assets of 4% (3% for institutions with the highest examination rating). Tier 1 capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less certain deferred tax assets and intangibles other than certain mortgage servicing rights and credit card relationships.

The risk-based capital standard requires the maintenance of Tier 1 and total capital (which is defined as Tier 1 capital plus Tier 2 (or supplementary capital)) to risk-weighted assets of at least 4% and 8%, respectively. In determining risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by risk weighting of 0% to 100% assigned by the Federal Deposit Insurance Corporation capital regulation based on the risks believed inherent in the type of asset. The components of Tier 2 capital currently include such instruments as cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stocks, as well as the allowance for loan and lease losses up to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of Tier 2 capital included as total capital cannot exceed 100% of Tier 1 capital.

The Federal Deposit Insurance Corporation may increase required capital levels in the future. The Federal Deposit Insurance Corporation also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances.

Prompt Corrective Regulatory Action. Under federal law, the appropriate federal regulatory agency is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a bank that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A bank that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a bank that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, a receiver or conservator must be appointed within specified time frames for an institution that is "critically undercapitalized." The law also provides that an acceptable restoration plan must be filed within 45 days of the date a bank receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Performance under the plan must be guaranteed by the institution's parent company in an amount of up to the lesser of 5% of the total assets when deemed to be undercapitalized or the amount necessary to adequately achieve capitalized status. In addition, certain mandatory supervisory actions become applicable to any undercapitalized institution including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions (including dividends) and expansion. The Federal Deposit Insurance Corporation could also take additional discretionary supervisory actions, including the issuance of a capital directive, requiring the sale of the institution and the replacement of senior executive officers and directors.

Safety and Soundness Guidelines. Federal law requires each federal banking agency to establish safety and soundness standards for institutions under its authority. The federal banking agencies, including the Federal Deposit Insurance Corporation, have issued Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines specify basic standards for internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure and asset growth, asset quality earnings and employee compensation. If the appropriate federal banking agency determines that a depository institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. The institution must submit an acceptable compliance plan within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may result in regulatory sanctions.

Uniform Lending Standards. Under Federal Deposit Insurance Corporation's regulations, state banks must adopt and maintain written policies that establish appropriate limits and standards for loans that are secured by interests in real estate or are made for the purpose of financing permanent improvements to real estate. The policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation and loan approval and reporting requirements. Such real estate lending policies must reflect the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal banking agencies.

Transactions with Related Parties. Transactions between a state bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B of the Federal Reserve Act apply to us, as a state non-member bank, by virtue of Section 18(i) of the Federal Deposit Insurance Act. An affiliate is any company or entity, which controls, is controlled by or is under common control with the state member bank, such as the Company. Generally, Sections 23A and 23B: (i) limit the extent to which an institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, (ii) impose collateral requirements on certain transactions with affiliates, and (iii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a nonaffiliate. The Dodd-Frank Act imposed additional requirements on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of 'covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained. These requirements became effective on July 21, 2011.

Tying Arrangements. The Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. With certain exceptions for traditional banking services, the Bank may not condition an extension of credit to a customer on a requirement that the customer obtain or provide additional credit, property or services from or to us or any of our subsidiaries or that the customer refrain from obtaining credit, property or other services from a competitor.

Dividend Restrictions. Our ability to pay dividends is governed by Pennsylvania law and the regulations of the Federal Deposit Insurance Corporation. Under Pennsylvania law, the Bank may only declare and pay dividends from our accumulated net earnings. In addition, the Bank may not declare and pay dividends from the surplus funds that Pennsylvania law requires that the Bank maintains. Each year the Bank must set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock. The Bank may invest the surplus funds in the same manner as deposits, subject to certain exceptions. Under federal law, an insured bank may not pay dividends if doing so would make it undercapitalized within the meaning of the prompt corrective action law discussed previously or if in default of its deposit insurance fund assessment.

Enforcement. The Pennsylvania Department of Banking has authority to appoint a receiver or conservator for a Pennsylvania Bank in a variety of circumstances, including where the bank conducts its business in an unsafe manner, is in an unsafe or unsound condition to transact business, has assets less than its obligations or violates a law, court order or order of the Pennsylvania Department of Banking. The Pennsylvania Department of Banking may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank's business in a manner which is unsafe, unsound or contrary to the depositors' interests or been negligent in the performance of their duties. In addition, upon finding that a bank has engaged in an unsafe or unsound practice, violated a law, rule, regulation or written agreement relating to its supervision, or violated any condition, imposed in writing, in connection with the approval of any application, the Pennsylvania Department of Banking may issue an order to cease and desist against the bank or its directors or officers.

The Federal Deposit Insurance Corporation has primary federal enforcement responsibility over state banks under its jurisdiction, including the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors, receivership, conservatorship or termination of deposit insurance. Civil money penalties cover a wide range of violations and actions, and range up to $25,000 per day or even up to $1 million per day (in the most egregious cases). Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years.

Consumer Protection and Fair Lending Regulations. Pennsylvania commercial banks are subject to a variety of federal and Pennsylvania statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations. See REGULATION AND SUPERVISION – Regulation of Pennsylvania Commercial Banks - *Dodd-Frank Act* for a discussion on the new Bureau of Consumer Financial Protection.

Dodd-Frank Act. The Dodd-Frank Act became law on July 21, 2010. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape.

The Dodd-Frank Act creates the Bureau of Consumer Financial Protection ("Bureau"), which is an independent bureau within the Federal Reserve System with broad authority to regulate the consumer finance industry including regulated financial institutions such as the Bank and non-banks and others who are involved in the consumer finance industry. The Bureau has exclusive authority through rulemaking, orders, policy statements, guidance and enforcement actions to administer and enforce federal consumer finance laws, to oversee non federally regulated entities, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive or abusive ("UDA"). The federal consumer finance laws were previously interpreted, administered and enforced by different federal agencies, including the Federal Deposit Insurance Corporation ("FDIC"), the current federal regulator of the Bank. On July 21, 2011 all of the functions and responsibilities of the Bureau were transferred to it. While the Bureau has the exclusive power to interpret, administer and enforce federal consumer finance laws and UDA, the Dodd-Frank Act provides that the FDIC continues to have examination and enforcement powers over the Bank relating to the matters within the jurisdiction of the Bureau because it has less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

The Dodd-Frank Act also:

- Applies the same leverage and risk-based capital requirements to most bank holding companies ("BHCs") that apply to insured depository institutions. On June 14, 2011 the federal banking agencies published a final rule regarding minimum leverage and risk-based capital requirements for banks and bank holding companies consistent with the requirements of Section 171 of the Dodd-Frank Act. For a more detailed description of the minimum capital requirements see "REGULATION AND SUPERVISION – Regulation of Commercial Banks - *Capital Requirements*" and "REGULATION AND SUPERVISION – Regulation of Bank Holding Companies - *Capital Requirements*".

- Requires the FDIC to make its capital requirements for insured depository institutions countercyclical, so that capital requirements increase in times of economic expansion and decrease in times of economic contractions;
- Requires BHCs and banks to be both well-capitalized and well-managed in order to acquire banks located outside their home state and requires any BHC electing to be treated as a financial holding company to be both well-managed and well-capitalized;
- Changes the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the depository institution's average total consolidated assets less tangible equity, eliminates the ceiling on the size of the Deposit Insurance Fund ("DIF") and increases the floor of the size of the DIF;
- Eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location;
- Repeals Regulation Q, the federal prohibitions on the payment of interest on demand deposits, effective July 21, 2011, thereby permitting depository institutions to pay interest on business transaction and other accounts;
- Enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained. These requirements became effective on July 21, 2011;
- Expands insider transaction limitations through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors. These requirements became effective on July 21, 2011;
- Strengthens the previous limits on a depository institution's credit exposure to one borrower which limited a depository institution's ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

While designed primarily to reform the financial regulatory system, the Dodd Frank Act also contains a number of corporate governance provisions that will affect public companies. The Dodd Frank Act requires the SEC to adopt rules which may affect the Bank's executive compensation policies and disclosure.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the new requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various agencies, the full extent of the impact such requirements will have on financial institutions' operations is unclear. The Dodd-Frank Act could require the Bank to make material expenditures, in particular personnel training costs and additional compliance expenses, or otherwise adversely affect the Bank's business, financial condition, results of operations or cash flow. It could also require the Bank to change certain of its business practices, adversely affect its ability to pursue business opportunities the Bank might otherwise consider pursuing, cause business disruptions and/or have other impacts that are as of yet unknown to the Bank. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional expenses, any of which could have an adverse effect on the Bank's business, financial condition, results of operations, or cash flow.

Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA"), as implemented by Federal Deposit Insurance Corporation regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the Federal Deposit Insurance Corporation, when examining an institution, to assess the institution's record of meeting the credit needs of its community and to take the record into account in its evaluation of certain applications by the institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Unlike the responsibility for other federal consumer protection and fair lending regulations, which have been transferred to the Bureau, the CRA will remain with the federal prudential regulators. Our most recent CRA rating was "satisfactory."

Assessments. Pennsylvania banks are required to pay annual assessments to the Pennsylvania Department of Banking to cover the cost of regulating Pennsylvania institutions. Our asset size determines the rate of assessment.

Deposit Insurance. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC's risk-based assessment system in effect through March 31, 2011, insured institutions were assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depended upon the category to which it is assigned, and certain potential adjustments established by FDIC regulations, with less risky institutions paying lower assessments. No institution may pay a dividend if in default of the federal deposit insurance assessment.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three basis point increase in assessment rates effective on January 1, 2011.

The Dodd-Frank Act changed the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the depository institution's average total consolidated assets less average tangible equity, eliminating the ceiling on the size of the DIF and increasing the floor of the size of the DIF. The Dodd-Frank Act establishes a minimum designated reserve ratio ("DRR") of 1.35% of estimated insured deposits, mandates the FDIC adopt a restoration plan should the fund balance fall below 1.35%, and provides dividends to the industry should the fund balance exceed 1.50%.

On February 7, 2011, the FDIC approved a final rule on Assessments, Dividend Assessment Base and Large Bank Pricing (the "Final Rule"). The Final Rule implements the changes to the deposit insurance assessment system as mandated by the Dodd-Frank Act and was effective April 1, 2011.

The Final Rule changed the assessment base for insured depository institutions from adjusted domestic deposits to the average consolidated total assets during an assessment period less average tangible equity capital during that assessment period. Tangible equity is defined in the Final Rule as Tier 1 Capital and shall be calculated monthly, unless, like the Bank, the insured depository institution has less than $1 billion in assets, then the insured depository institution will calculate the Tier 1 Capital on an end of quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.

The Final Rule retains the unsecured debt adjustment, which lowers an insured depository institution's assessment rate for any unsecured debt on its balance sheet. In general, the unsecured debt adjustment in the Final Rule will be measured to the new assessment base and will be increased by 40 basis points. The Final Rule also contains a brokered deposit adjustment for assessments. The Final Rule provides an exemption to the brokered deposit adjustment to financial institutions that are "well capitalized" and have composite CAMEL ratings of 1 or 2.

The Final Rule also creates a new rate schedule that is intended to provide more predictable assessment rates to financial institutions. The revenue under the new rate schedule will be approximately the same. Moreover, it indefinitely suspends the requirement in the Dodd-Frank Act that the FDIC pay dividends from the insurance fund when the fund reaches 1.5% of insured deposits to increase the probability that the fund reserve ratio will reach a sufficient level to withstand a future crisis. In lieu of the dividend payments, the FDIC has adopted progressively lower assessment rate schedules that become effective when the reserve ratio exceeds 2% and 2.5%.

The Dodd-Frank Act makes permanent the $250,000 limit for federal deposit insurance and increases the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000 and provides unlimited federal deposit insurance until January 1, 2013 for noninterest-bearing demand transaction accounts at all insured depository institutions.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and, during the four quarters ended December 31, 2011, averaged $6 per quarter.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Pennsylvania Department of Banking.

SAFE Act. The Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (the "SAFE" Act) requires all mortgage loan originators ("MLOs") employed by federally insured depository institutions, credit unions, or owned and controlled subsidiaries that are federally supervised (collectively "federally insured banks" or "banks") to federally register with the Nationwide Mortgage Licensing System and Registry ("NMLS"). A bank that employs MLOs must also register with the NMLS.

The federal banking agencies released a final rule to implement the SAFE Act requirements for the federal registration of MLOs (the "Rule") on July 28, 2010, which took effect on October 1, 2010. Under the Rule, an employee of a bank who engages in the business of loan originations must, among other things, register as a loan originator with the NMLS, maintain that registration annually, and obtain a unique identifier. All MLOs were required to be registered by July 29, 2011.

Under the Rule, banks that employ MLOs are required to, among other things, register with the NMLS and develop policies and procedures to ensure compliance with the federal registration rules of SAFE Act.

The Company is subject to the requirements of the SAFE Act and is fully compliant.

Regulation of Bank Holding Companies

The Company is subject to a number of regulatory requirements due to its status as a bank holding company under federal and Pennsylvania laws.

Activities. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. Our activities are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

A bank holding company whose financial institution subsidiaries are "well capitalized" and "well managed" and have satisfactory CRA records can elect to become a "financial holding company" and thereby be permitted to engage in a broader range of financial activities than are permitted to bank holding companies. Financial holding companies are authorized to engage in, directly or indirectly, financial activities. A financial activity is an activity that is: (i) financial in nature; (ii) incidental to an activity that is financial in nature; or (iii) complementary to a financial activity and that does not pose a safety and soundness risk. Statutes and regulations include a list of activities that are deemed to be financial in nature. Other activities also may be decided by the Federal Reserve Board to be financial in nature or incidental thereto if they meet specified criteria. A financial holding company that intends to engage in a new activity or to acquire a company to engage in such an activity is required to give prior notice to the Federal Reserve Board. If the activity is not either specified in statutes and regulations as being a financial activity or one that the Federal Reserve Board has determined by rule or regulation to be financial in nature, the prior approval of the Federal Reserve Board is required.

Acquisitions. Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings generally are prerequisites to obtaining federal regulatory approval to make acquisitions.

Capital Requirements. The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The ratio of total capital to risk weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) must be a minimum of eight percent. At least half of the total capital is to be composed of common shareholders' equity, minority interests in the equity accounts of consolidated subsidiaries and a limited amount of perpetual preferred stock, less goodwill, which is collectively referred to as Tier 1 Capital. The remainder of total capital may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. Bank holding companies that meet certain specified criteria, including having the highest regulatory rating, must maintain a minimum Tier 1 Capital leverage ratio (Tier 1 Capital to average assets for the current quarter, less goodwill) of three percent. Bank holding companies that do not have the highest regulatory rating will generally be required to maintain a higher Tier 1 Capital leverage ratio of three percent plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital position. Such strong capital positions must be kept substantially above the minimum supervisory levels without significant reliance on intangible assets (e.g., goodwill and core deposit intangibles). As of December 31, 2011, the Company's capital ratios were as follows: (1) Tier 1 Capital to Risk-Weighted Assets Ratio, 17.03%; (2) Total Capital to Risk-Weighted Assets Ratio, 15.93%; and (3) Tier 1 Capital Leverage Ratio, 10.92%.

The Dodd-Frank Act requires the Federal Reserve Board to apply consolidated capital requirements to bank holding company that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Basel III Proposed Changes in Capital Requirements. In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation ("Basel III"). Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain more capital, with a greater emphasis on common equity. Implementation is presently scheduled to be phased in between 2013 and 2019, although it is possible that implementation may be delayed as a result of multiple factors including the current condition of the banking industry within the U.S. and abroad.

The Basel III final capital framework, among other things, (i) introduces as a new capital measure "Common Equity Tier 1 ("CET1"), (ii) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

When fully phased in, Basel III requires banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a "capital conservation buffer" of 2.5%; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer; (iii) a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0% plus the capital conservation buffer and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III also provides for a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) may face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

Source of Strength. Federal Reserve Board policy is that bank holding companies should serve as a source of strength to their subsidiary banks by providing capital, liquidity and other support in times of financial distress.

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Stock Repurchases. As a bank holding company, the Company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Change in Control. Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of a bank holding company, such as the Company or insured bank, such as the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the holding company or the bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the holding company or the Bank.

In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of a bank holding company. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company. There is a presumption of "control" where the acquiring person will own, control or hold with power to vote 10% or more of any class of voting security of a bank holding company under certain specified circumstances.

Under Pennsylvania banking law, prior approval of the Pennsylvania Department of Banking is also required before any person may acquire control of a Pennsylvania bank or bank holding company.

FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Penseco Financial Services Corporation and its direct and indirect subsidiaries. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Penseco Financial Services Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Department of Treasury and the Federal Reserve System, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in Penseco Financial Services Corporation's market area, changes in the values of real estate and other collateral, particularly in our market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform. Additional factors that may affect our results are discussed in Item 1A to this Annual Report on Form 10-K titled "Risk Factors".

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Penseco Financial Services Corporation does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

ITEM 1A RISK FACTORS

In addition to the other information set forth in this report, one should carefully consider the factors discussed below, which could materially affect our business, financial condition or future results. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deems to be insignificant also may also materially adversely affect our business, financial condition and/or operating results.

RISKS RELATED TO OUR BUSINESS

Credit Risk

Changes in the credit quality of our loan portfolio may impact the level of our allowance for loan and lease losses.

The Bank makes various judgments about the collectability of our loans, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the allowance for loan and lease losses, we review our loans and our loan loss and delinquency experience, and we evaluate economic conditions. In the third quarter of 2010, we refined our methodology for determining loan and lease losses to emphasize, in particular, local economic conditions in response to our experience during this recent recession. If our judgments are incorrect, our allowance for loan and lease losses may not be sufficient to cover future losses and our financial statements may not accurately reflect our financial condition. In addition, bank regulators periodically review our allowance for loan and lease losses and may require us to increase our provision for loan and lease losses or recognize further loan charge-offs. Increased provisions for loan and lease losses would increase our expenses and reduce our profits.

Our emphasis on residential mortgage and commercial real estate loans in the Northeast Pennsylvania market area exposes us to a risk of loss.

At December 31, 2011, $281.6 million, or 44.6%, of our loan portfolio consisted of residential mortgage loans and $208.9 million, or 33.1%, of our loan portfolio consisted of commercial real estate loans. A significant majority of these loans are made to borrowers or secured by properties located in Northeastern Pennsylvania. As a result of this concentration, a sustained downturn in the regional economy could significantly increase non-performing loans, which would hurt our profits. Future declines in real estate values in the Northeastern Pennsylvania area could also cause some of our mortgage and commercial real estate loans to be inadequately collateralized, which would expose us to a greater risk of loss if the Bank seeks to recover on defaulted loans by selling the real estate collateral.

Changes in the credit quality of our investment portfolio may affect our earnings.

Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

We are subject to credit risk in connection with our lending activities, and our financial condition and results of operations may be negatively impacted by economic conditions and other factors that adversely affect our borrowers.

Our financial condition and results of operations are affected by the ability of our borrowers to repay their loans, and in a timely manner. Lending money is a significant part of the banking business. Borrowers, however, do not always repay their loans. The risk of non-payment is assessed through our underwriting and loan review procedures based on several factors including credit risks of a particular borrower, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors. Despite our efforts, we do and will experience loan and lease losses, and our financial condition and results of operations will be adversely affected. Our loans which were between thirty and fifty-nine days delinquent totaled $3,258 on December 31, 2011. Our non-performing assets were approximately $4,737 on December 31, 2011. Our allowance for loan and lease losses was approximately $6,711 on December 31, 2011.

Our concentration of commercial real estate loans could result in increased loan and lease losses and costs of compliance.

A substantial portion of our loan portfolio, 33.1% as of December 31, 2011, is comprised of commercial real estate loans. The commercial real estate market is cyclical and poses risks of loss to us because of the concentration of commercial real estate loans in our loan portfolio, and the lack of diversity in risk associated with such a concentration. Banking regulators have been giving and continue to give commercial real estate lending greater scrutiny, and banks with larger commercial real estate loan portfolios are expected by their regulators to implement improved underwriting, internal controls, risk management policies and portfolio stress-testing practices to manage risks associated with commercial real estate lending. In addition, commercial real estate lenders are making greater provisions for loan and lease losses and accumulating higher capital levels as a result of commercial real estate lending exposures. Additional losses or regulatory requirements related to our commercial real estate loan concentration could materially adversely affect or business, financial condition and results of operations.

Our allowance for loan and lease losses may not be adequate to absorb actual loan and lease losses, and we may be required to make further provisions for loan and lease losses and charge off additional loans in the future, which could materially and adversely affect our business.

We attempt to maintain an allowance for loan and lease losses, established through a provision for loan and lease losses accounted for as an expense, which is adequate to absorb losses inherent in our loan portfolio. If our allowance for loan and lease losses is inadequate, it may have a material adverse effect on our financial condition and results of operations.

The determination of the allowance for loan and lease losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan and lease losses. Increases in non-performing loans have a significant impact on our allowance for loan and lease losses. Our allowance for loan and lease losses may not be adequate to absorb actual loan and lease losses. If current trends in the real estate markets continue, we could continue to experience increased delinquencies and credit losses, particularly with respect to real estate construction and land acquisition and development loans and one-to-four family residential mortgage loans. Moreover, we expect that the current recession will negatively impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses. As a result, we will continue to make provisions for loan and lease losses and to charge off additional loans in the future, which could materially adversely affect our financial conditions and results of operations.

In addition to our internal processes for determining loss allowances, bank regulatory agencies periodically review our allowance for loan and lease losses and may require us to increase the provision for loan and lease losses or to recognize further loan charge-offs, based on judgments that differ from those of our management. If loan charge-offs in future periods exceed the allowance for loan and lease losses, we will need to increase our allowance for loan lease losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for loan and lease losses. Any increases in our allowance for loan and lease losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

Our results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to our investment portfolio.

During 2011 and 2009, we recorded other-than-temporary impairment charges for bank equity investment securities, and we may be required to record future impairment charges on our investment securities if they suffer declines in value that we determine are other-than-temporary. Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough, it could affect the Bank's ability to pay dividends, which could materially adversely affect us and our ability to pay dividends to shareholders. Significant impairment charges could also negatively impact our regulatory capital ratios and result in us not being classified as "well-capitalized" for regulatory purposes.

We are exposed to environmental liabilities with respect to real estate that we have or had title to in the past.

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may foreclose, accept deeds in lieu of foreclosure, or otherwise acquire real estate, and in doing so could become subject to environmental liabilities with respect to these properties. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Although we have policies and procedures to perform an environmental review before acquiring title to any real property, these may not be sufficient to detect all potential environmental hazards. If we were to become subject to significant environmental liabilities, it could materially and adversely affect us.

Consumer protection initiatives related to the foreclosure process could affect our remedies as a creditor.

Consumer protection initiatives proposed related to the foreclosure process, including voluntary and/or mandatory programs intended to permit or require lenders to consider loan modifications or other alternatives to foreclosure, could increase our credit losses or increase our expense in pursuing our remedies as a creditor.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including available-for-sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. The level of interest rates can impact the estimated fair value of investment securities. Disruptions in the capital markets may require us to recognize other-than-temporary impairments in future periods with respect to investment securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of our investment securities and our estimation of the anticipated recovery period.

Continued and sustained deterioration in the housing sector and related markets and prolonged elevated unemployment levels may adversely affect our business and financial results.

During 2011, general economic conditions continued to be stagnant nationally as well as in our market area. While we did not invest in sub-prime mortgages and related investments, our lending business is tied significantly to the housing market. Declines in home prices, and increases in foreclosures and unemployment levels, have adversely impacted the credit performance of real estate loans, resulting in the write-down of asset values. While the economic downturn moderated in late 2010 and 2011, the continuing housing slump has resulted in reduced demand for the construction of new housing, further declines in home prices, and increased delinquencies on construction, residential and commercial mortgage loans. The ongoing concern about the economy in general has caused many lenders to reduce or cease providing funding to borrowers. These conditions may also cause a further reduction in loan demand, and increases in our non-performing assets, net charge-offs and provisions for loan and lease losses. A worsening of these negative economic conditions could adversely affect our prospects for growth, asset and goodwill valuations and could result in a decrease in our interest income and a material increase in our provision for loan and lease losses.

If our investment in the common stock of the Federal Home Loan Bank of Pittsburgh is classified as other-than-temporarily impaired or as permanently impaired, our earnings and stockholders' equity could decrease.

We own common stock of the Federal Home Loan Bank of Pittsburgh. We hold this stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the Federal Home Loan Bank of Pittsburgh's advance program. The aggregate cost and fair value of our Federal Home Loan Bank of Pittsburgh common stock as of December 31, 2011 was $5.0 million based on its par value. There is no market for our Federal Home Loan Bank of Pittsburgh common stock.

Published reports indicate that certain member banks of the Federal Home Loan Bank System may be subject to accounting rules and asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capital of a Federal Home Loan Bank, including the Federal Home Loan Bank of Pittsburgh, could be substantially diminished or reduced to zero. Consequently, we believe that there is a risk that our investment in Federal Home Loan Bank of Pittsburgh common stock could be impaired at some time in the future, and if this occurs, it would cause our earnings and stockholders' equity to decrease by the after-tax amount of the impairment charge.

Interest Rate Risk

Changes in interest rates could affect our investment values and net interest income which could hurt our profits.

At December 31, 2011, the Company had approximately $167.5 million of marketable securities available for sale in its portfolio. These securities are carried at fair value on the consolidated balance sheets. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, are reflected in stockholders' equity, net of deferred taxes. As of December 31, 2011, the Company's available for sale marketable securities portfolio had an unrealized gain, net of taxes, of $3.9 million. The fair value of the Company's available for sale marketable securities is subject to interest rate change, which would not affect recorded earnings, but would increase or decrease comprehensive income and stockholders' equity.

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings. The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

The Company continually monitors the relationship of its interest rate sensitive assets and liabilities through its Asset/Liability Committee.

Compliance Risk

The Company operates in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Company is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and, as such, is subject to supervision and regulation by the Board of Governors of the Federal Reserve System ("FRB"). The Company is required to file annual and quarterly reports of its operations with the FRB.

As a financial holding company, the Company is permitted to engage in banking-related activities as authorized by the FRB, directly or through subsidiaries or by acquiring companies already established in such activities subject to the FRB regulations relating to those activities.

Our banking subsidiary, Penn Security Bank and Trust Company, as a Pennsylvania state-chartered financial institution, is subject to supervision, regulation and examination by the Commonwealth of Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation (the "FDIC"), which insures the Bank's deposits to the maximum extent permitted by law.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of allowance for loan and lease losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory claim may have a material impact on the Company's and the Bank's operations. The current administration has also proposed comprehensive legislation intended to modernize regulation of the United States financial system. Among other things, the proposed legislation would also create a new federal agency, the Consumer Financial Protection Agency that would be dedicated to administering and enforcing fair lending and consumer compliance laws with respect to financial products and services, which could result in new regulatory requirements and increased regulatory costs for us. If enacted, the legislation may have a substantial impact on our operations. However, because any final legislation may differ significantly from the current administration's proposal, the specific effects of the legislation cannot be evaluated at this time.

Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory actions, may have a material impact on our operations.

The Dodd-Frank Act, among other things, has created a new Consumer Financial Protection Bureau, will tighten capital standards, and has resulted and will result in new regulations that are expected to increase our costs of operations.

On July 21, 2010, the Dodd-Frank Act became law. This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Effective one year after the date of enactment is a provision for the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for FDIC deposit insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution, rather than deposits.

The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials. It also provides that the listing standards of the national securities exchanges shall require listed companies to implement and disclose "clawback" policies mandating the recovery of incentive compensation paid to executive officers in connection with accounting restatements. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

The Dodd-Frank Act requires minimum leverage (Tier 1) and risk based capital requirements for bank and savings and loan holding companies that are no less than those applicable to banks, which will exclude certain instruments that previously have been eligible for inclusion by bank holding companies as Tier 1 capital, such as trust preferred securities.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense.

We may be subject to more stringent capital and liquidity requirements which would adversely affect our net income and future growth.

The Dodd-Frank Act applies the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will change the way in which hybrid securities, such as trust preferred securities, are treated for purposes of determining a bank holding company's regulatory capital. On June 14, 2011, the federal banking agencies published a final rule regarding minimum leverage and risk-based capital requirements for banks and bank holding companies consistent with the requirements of Section 171 of the Dodd-Frank Act. For a more detailed description of the minimum capital requirements see "Regulatory Considerations – 1st United Bank – Capital Regulations". The Dodd-Frank Act also increased regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency. These requirements, and any other new regulations, could adversely affect our ability to pay dividends, or could require us to reduce business levels or to raise capital, including in ways that may adversely affect our results of operations or financial condition.

In addition, on September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III. On December 20, 2011, the Federal Reserve announced its intention to implement substantially all of the Basel III rules which would generally be applicable to institutions with greater than $50 billion in assets. Banking regulators could implement additional changes to the capital adequacy standards applicable to us and 1st United in the future.

When fully phased in, Basel III will introduce a minimum Tier I common equity ratio of 4.5%, net of regulatory deductions, and establish a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets above the regulatory minimum capital requirement, establishing a minimum common equity ratio plus capital conservation buffer at 7%. This capital conservation buffer will impose capital distribution constraints when the Tier I capital ratio falls under 8.5% and the total capital ratio falls under 10.5%. In addition, Basel III introduces a countercyclical capital buffer of up to 2.5% of common equity or other loss absorbing capital above the regulatory capital minimum plus the capital conservation buffer for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier I leverage ratio based on a measure of total exposure rather than total assets, and new liquidity standards. The Basel III capital and liquidity standards will be phased in over a period of several years. The text of the final Basel III capital and liquidity rules was published on December 16, 2010, and is now subject to individual adoption by member nations, including the United States.

Future increases in minimum capital requirements could adversely affect our net income. Furthermore, our failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

Operational Risk

A continuation of recent turmoil in the financial markets could have an adverse effect on our financial position or our results of operations.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. Some financial institutions around the world have failed; others have been forced to seek acquisition partners. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. The Company has not applied for and is not participating in any government sponsored Capital Purchase Programs. Our company's financial condition and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, including the Federal Home Loan Bank, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated. Further, there can be no assurance that action by Federal and state legislatures, and governmental agencies and regulators, including the enacted legislation authorizing the U.S. government to invest in financial institutions, or changes in tax policy, will help stabilize the U.S. financial system and any such action, including changes to existing legislation or policy, could have an adverse effect on the financial conditions or results of operations of the Company.

The current economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan and lease losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our primary market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our primary market area in particular. In the recent recession, the national economy has experienced general economic downturns, with rising unemployment levels, declines in real estate values and erosion in consumer confidence. The recent economic recession has also had a negative impact on our primary market area, which has experienced a softening of the local real estate market and reductions in local property values. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. The economic downturn could also result in reduced demand for credit or fee-based products and services, which also would decrease our revenues.

We may be required to pay significantly higher FDIC deposit insurance premiums and assessments in the future.

Recent insured depository institution failures, as well as deterioration in banking and economic conditions generally, have significantly depleted the Deposit Insurance Fund ("DIF") of the FDIC to historical lows and caused the ratio of reserves to insured deposits to decline.

In February of 2011, the FDIC approved a final rule that amended the DIF restoration plan and implemented certain provisions of the Dodd-Frank Act. Effective April 1, 2011, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the prior assessment base of adjusted domestic deposits. The new assessment rates, calculated on the revised assessment base, generally range from 2.5 to 9 basis points for Risk Category I institutions, 9 to 24 basis points for Risk Category II institutions, 18 to 33 basis points for Risk Category III institutions, and 30 to 45 basis points for Risk Category IV institutions. The new assessment rates were effective for the quarter beginning April 1, 2011. The new assessment rates have raised deposit premiums for certain insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required, including our assessments, and may materially adversely affect our earnings.

For the year ended December 31, 2011, our FDIC insurance related costs were $450 compared with $1,150 and $968 for the years ended December 31, 2010 and 2009, respectively.

The Company may experience increased lending and credit risk as a result of our acquisition of Old Forge Bank.

On April 1, 2009, the Company completed the acquisition of Old Forge Bank in a cash and stock transaction valued at approximately $55.5 million. There are inherent risks in the acquisition of any merger candidate as to the loans and deposits acquired in the merger. There may be greater losses in the loan portfolio than were identified at the merger date. Furthermore, deposit customers might leave the Bank for any number of personal or business reasons. Management monitors the asset quality and deposit base on an ongoing basis. The fair value adjustments applicable to the merger are reviewed annually for appropriateness based upon the actual results compared to the merger date. As such, the market rate adjustment and the credit fair value adjustment are evaluated to ensure that the amortizations and accretions are reasonable.

The Company needs to continually attract and retain qualified personnel for its operations.

High quality customer service, as well as efficient and profitable operations, is dependent on the Company's ability to attract and retain qualified individuals for key positions within the organization. The Company has successfully recruited several individuals for management positions in recent years. As of December 31, 2011, the Company employed 217 full-time equivalent employees. The employees of the Company are not represented by any collective bargaining group. Management of the Company considers relations with its employees to be good. The Company relies heavily on the executive officers and employees. The loss of certain executive officers or employees could have an adverse effect on us because, as a community bank, the executive officers and employees typically have more responsibility than would be typical at a larger financial institution with more employees. In addition, as a community bank, the Bank has fewer management-level and other personnel who are in position to succeed and assume the responsibilities of certain existing executive officers and employees.

Our operations could be affected if we do not have access to modern and reliable technology.

The Company operates in a highly-automated environment, wherein almost all transactions are processed by computer software to produce results. To remain competitive, the Company must continually evaluate the adequacy of its data processing capabilities and make revisions as needed.

The Company regularly tests its ability to restore data capabilities in the event of a natural disaster, sustained power failure or other inability to utilize its primary systems.

Strong competition within our market could hurt our profits and inhibit growth.

The Bank operates in a competitive environment in which it must share its market with many local independent banks as well as several banks which are affiliates or branches of very large regional holding companies. The Bank encounters competition from diversified financial institutions, ranging in size from small banks to the nationwide banks operating in its region. The competition includes commercial banks, savings and loan associations, credit unions, other lending institutions and mortgage originators.

The principal competitive factors among the Company's competitors can be grouped into two categories: pricing and services. In the Company's primary service area, interest rates on deposits, especially time deposits, and interest rates and fees charged to customers on loans are very competitive. In this current economic environment there is increased competition in view of weaker loan demand. From a service perspective, the Bank competes in areas such as convenience of location, types of services, service costs and banking hours. Our profitability depends on our continued ability to compete successfully in our market area.

The Federal Reserve's repeal of the prohibition against payment of interest on demand deposits (Regulation Q) may increase competition for such deposits and ultimately increase interest expense.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on amounts used to fund assets and the interest rates and fees we receive on our interest-earning assets. Our interest-earning assets include outstanding loans extended to our customers and securities held in our investment portfolio. We fund assets using deposits and other borrowings. Our goal has been to maintain non-interest-bearing deposits in the range of 15% to 30% of total deposits, and we currently maintain approximately 20% of deposits as non-interest bearing.

On July 14, 2011, the Federal Reserve issued final rules to repeal Regulation Q, which had prohibited the payment of interest on demand deposits by institutions that are member banks of the Federal Reserve System. The final rules implement Section 627 of the Dodd-Frank Act, which repealed Section 19(i) of the Federal Reserve Act in its entirety effective July 21, 2011. As a result, banks and thrifts are now permitted to offer interest-bearing demand deposit accounts to commercial customers, which were previously forbidden under Regulation Q. The repeal of Regulation Q may cause increased competition from other financial institutions for these deposits. If we decide to pay interest on demand accounts, we would expect our interest expense to increase.

Recent health care legislation could increase our expenses or require us to pass further costs on to our employees, which could adversely affect our operations, financial condition and earnings.

Legislation enacted in 2010 requires companies to provide expanded health care coverage to their employees, such as affordable coverage to part-time employees and coverage to dependent adult children of employees. Companies will also be required to enroll new employees automatically into their health plans. Compliance with these and other new requirements of the health care legislation will increase our employee benefits expense, and may require us to pass these costs on to our employees, which could give us a competitive disadvantage in hiring and retaining qualified employees.

Our disclosure controls and procedures and our internal control over financial reporting may not achieve their intended objectives.

We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in the rules and forms of the Securities and Exchange Commission. We also maintain a system of internal control over financial reporting. These controls may not achieve their intended objectives. Control processes that involve human diligence and compliance, such as our disclosure controls and procedures and internal control over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures. Controls can also be circumvented by collusion or improper management override. Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected and that information may not be reported on a timely basis. If our controls are not effective, it could have a material adverse effect on our financial condition, results of operations, and market for our common stock, and could subject us to regulatory scrutiny.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors, and customer or employee fraud. Should our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Regarding Our Common Stock

There may be a limited market for our common stock, which may adversely affect our stock price.

Although the common stock is quoted on the OTC Bulletin Board, the shares might not be actively traded. If an active trading market for the common stock does not exist, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and ask price for our common stock. When there is a wide spread between the bid and ask price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

A significant percentage of our common stock is held by our directors and executive officers, which could enable insiders to prevent a merger or other transaction that may provide stockholders a premium for their shares.

At December 31, 2011, our directors and executive officers beneficially owned 423,696, or 12.9%, of our outstanding shares. If these individuals were to act together, they could have a significant influence over the outcome of any shareholder vote.

Our governing documents, Pennsylvania law, and current policies of our board of directors contain provisions which may reduce the likelihood of a change in control transaction that may otherwise be available and attractive to shareholders.

Our articles of incorporation and bylaws contain certain anti-takeover provisions that may make it more difficult or expensive or may discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, the articles of incorporation and bylaws: classify our board of directors into four groups, so that shareholders elect only approximately one-fourth of the board each year; require our shareholders to give us advance notice to nominate candidates for election to the board of directors or to make shareholder proposals at a shareholders' meeting; and require the vote of the holders of at least 75% of the Company's voting shares to approve certain business combinations. These provisions of our articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of our shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, Pennsylvania law may restrict a third party's ability to obtain control of the Company and may prevent shareholders from receiving a premium for their shares of our common stock. Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

Liquidity Risk

Increased needs for disbursement of funds on loans and deposits can affect our liquidity.

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

Our future pension plan costs and contributions could be unfavorably impacted by the factors that are used in the actuarial calculations.

Although the Company's non-contributory defined benefit pension plan was frozen in 2008, the costs for the pension plan are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and required or voluntary contributions made to the plans. Without sustained growth in the pension investments over time to increase the value of our plan assets and depending upon the other factors impacting our costs as listed above, the Bank could be required to fund our plans with higher amounts of cash than are anticipated by our actuaries. Such increased funding obligations could have a material impact on our liquidity by reducing our cash flows.

We are a holding company dependent for liquidity on payments from our banking subsidiary, which payments are subject to restrictions.

We are a holding company and depend on dividends, distributions and other payments from the Bank to fund dividend payments, if any, and to fund all payments on obligations. The Bank and its subsidiaries are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us. Restrictions or regulatory actions of that kind could impede our access to funds that we may need to make payments on our obligations or dividend payments, if any. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. Holders of our common stock are entitled to receive dividends if and when declared from time to time by our board of directors in its sole discretion out of funds legally available for that purpose.

ITEM 1B UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company and Bank operate twelve offices positioned throughout the greater Northeastern Pennsylvania region in the South Scranton, East Scranton, Green Ridge, and Central City sections of Scranton; Moscow; Gouldsboro; South Abington Township; Mount Pocono; East Stroudsburg at Eagle Valley Corners; Old Forge; Peckville and Duryea. Through these offices, the Company provides a full range of banking and trust services primarily to Lackawanna, Luzerne, Wayne, Monroe and the surrounding counties. All offices are owned by the Bank or through a wholly owned subsidiary of the Bank, Penseco Realty, Inc., with the exception of the Mount Pocono Office, which is owned by the Bank but is located on land occupied under a long-term lease. In January 2012, the Bank purchased land in Scranton, Pennsylvania to be used for construction of a new branch facility. The Bank has received regulatory approval for the establishment of this new branch office, which is expected to be operational during the fourth quarter of 2012. The Company also owns property in the Borough of Dalton, Lackawanna County, which it may use for potential future expansion.

The Company's and Bank's principal office, located at the corner of North Washington Avenue and Spruce Street in the "Central City" of Scranton's business district, houses the operations, trust, investor services, marketing and audit departments as well as the Company's executive offices. Several remote ATM locations are leased by the Bank, which are located throughout Northeastern Pennsylvania. All branches and ATM locations are equipped with closed circuit television monitoring.

ITEM 3 LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company and its subsidiary, as to which the Company or subsidiary is a party or of which any of their property is subject.

ITEM 4 MINE SAFETY DISCLOSURES

Not applicable.

Part II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

This Form 10-K is the Company's annual disclosure statement as required under Section 13 or 15(d) of the Securities Exchange Act of 1934. Questions may be directed to any branch location of the Company or by contacting the Finance Division Head's office at:

Patrick Scanlon, Senior Vice President, Finance Division Head
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, Pennsylvania 18503-1848
1-800-327-0394

The Company's capital stock is quoted on the OTC Bulletin Board under the symbol "PFNS". The following table sets forth the price range together with dividends paid for each of the past two years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily reflect the value of actual transactions.

2011	High	Low	Dividends Paid Per Share
First Quarter	$ 40.00	$ 35.55	$ .42
Second Quarter	39.25	37.00	.42
Third Quarter	40.00	36.25	.42
Fourth Quarter	39.00	36.87	.42
			$ 1.68

2010	High	Low	Dividends Paid Per Share
First Quarter	$ 34.99	$ 33.00	$ .42
Second Quarter	34.30	32.50	.42
Third Quarter	37.25	31.50	.42
Fourth Quarter	38.75	35.10	.42
			$ 1.68

As of February 17, 2012 there were approximately 2,190 holders of record of the Company's common stock, including 1,181 holders of record of the Company's common stock held in street name.

DIVIDEND POLICY

Payment of future dividends will be subject to the discretion of our board of directors and will depend upon the earnings of the Company, its financial condition, capital requirements, need for funds and other matters as the Board deems appropriate.

Dividends on the Company common stock, if approved by our board of directors, are customarily paid on or about March 15, June 15, September 15 and December 15.

PENSECO FINANCIAL SERVICES CORPORATION

The following line graph sets forth comparative information regarding the Company's cumulative shareholder return on its common stock over the last five fiscal years. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the investment period. The Company's cumulative shareholder return based on an investment of $100 at the beginning of the five-year period beginning December 31, 2006 is compared to the cumulative total return of the Russell 2000 Index ("Russell 2000") and the SNL Securities Northeast Over The Counter ("OTC") Pink Sheet Banks Index ("Pink Banks") which more closely reflects the Company's peer group. The yearly points marked on the horizontal axis of the graph correspond to December 31st of that year.



Total Return Performance
Penseco Financial Services Corporation
Russell 2000
SNL Northeast OTC-BB & Pink Banks
Index Value
120
110
100
90
80
70
60
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

	Period Ending					
Index	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Penseco Financial Services Corporation	$ 100.00	$ 96.30	$ 93.54	$ 93.12	$ 99.59	$ 109.97
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
SNL Northeast OTC-BB and Pink Banks	100.00	97.38	79.32	74.53	81.15	79.44

ITEM 6 SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

RESULTS OF OPERATIONS:

	2011	2010	2009	2008	2007
Interest Income	$ 39,658	$ 41,745	$ 40,151	$ 33,898	$ 34,329
Interest Expense	7,339	8,356	9,580	10,830	12,739
Net Interest Income	32,319	33,389	30,571	23,068	21,590
Provision for Loan and Lease Losses	2,381	1,999	2,260	861	657
Net Interest Income after Provision for Loan and Lease Losses	29,938	31,390	28,311	22,207	20,933
Non-Interest Income	12,668	12,152	10,369	11,036	8,720
Non-Interest Expenses	28,777	28,453	28,420	22,172	21,331
Income Taxes	3,124	3,367	1,888	2,458	1,624
Net Income	$ 10,705	$ 11,722	$ 8,372	$ 8,613	$ 6,698

BALANCE SHEET AMOUNTS (As of December 31):

	2011	2010	2009	2008	2007
Assets	$ 924,674	$ 916,087	$ 883,327	$ 628,967	$ 580,793
Investment Securities	$ 191,208	$ 217,044	$ 195,930	$ 151,912	$ 141,059
Net Loans	$ 624,811	$ 608,605	$ 597,670	$ 435,873	$ 399,939
Deposits	$ 720,518	$ 691,032	$ 645,434	$ 424,725	$ 416,533
Long-Term Borrowings	$ 58,220	$ 68,835	$ 68,094	$ 72,720	$ 55,966
Stockholders' Equity	$ 129,000	$ 121,922	$ 117,397	$ 73,642	$ 69,715

PER SHARE AMOUNTS:

	2011	2010	2009	2008	2007
Earnings per Share	$ 3.27	$ 3.58	$ 2.80	$ 4.01	$ 3.12
Dividends per Share	$ 1.68	$ 1.68	$ 1.68	$ 1.66	$ 1.58
Book Value per Share	$ 39.38	$ 37.22	$ 35.84	$ 34.28	$ 32.45
Average Common Shares Outstanding	3,276,079	3,276,079	3,276,079	2,148,000	2,148,000

FINANCIAL RATIOS:

	2011	2010	2009	2008	2007
Net Interest Margin	4.13%	4.42%	4.35%	3.97%	3.97%
Return on Average Assets	1.15%	1.32%	1.04%	1.40%	1.15%
Return on Average Equity	8.48%	9.74%	7.93%	11.89%	9.75%
Average Equity to Average Assets	13.55%	13.55%	13.12%	11.76%	11.81%
Dividend Payout Ratio	51.38%	46.93%	60.00%	41.40%	50.64%

Reference should be made to the information about the Company's acquisition of Old Forge Bank under the heading "Part I, Item 1, Business".

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. The following discussion and analysis is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to the financial condition of the Company and the results of its operations. This discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and notes thereto.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Provision and Allowance for loan and lease losses - The allowance for loan and lease losses is based on past loan loss experience, management's evaluation of the probable loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgment, merit recognition in estimating loan and lease losses. The provision for loan and lease losses charged to operating expense represents the adjustment that, in management's judgment, is necessary to the allowance for loan and lease losses such that the allowance can absorb probable losses.

Actuarial assumptions associated with pension, post-retirement and other employee benefit plans - These assumptions include discount rate, rate of future compensation increases and expected return on plan assets.

Income taxes - The calculation of the provision for federal income taxes is complex and requires the use of estimates and judgments. Deferred federal income tax assets or liabilities represent the estimated impact of temporary differences between the recognition of assets and liabilities under GAAP, and how such assets and liabilities are recognized under the federal tax code. The Company uses an estimate of future earnings to support management's position that the benefit of the deferred tax assets will be realized. If projected income is not recognized, at all or in the amounts predicted, the asset may not be realized and net income will be reduced. Deferred tax assets are described further in Note 18 of the "Notes to Consolidated Financial Statements".

The Company and its subsidiary file income tax and other returns in the U.S. Federal jurisdiction, Pennsylvania state jurisdiction and local jurisdictions.

Management evaluated the Company's tax positions and concluded that the aggregate liabilities related to taxes are appropriately reflected in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2008.

Fair Value Measurements – Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayment speeds and other factors. Changes in assumptions or in market conditions could significantly affect the estimates. Fair value measurements are classified within one of three levels within a valuation hierarchy based on the transparency of inputs to each valuation as of the fair value measurement date. The three levels are defined as follows:

Level I – quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II – inputs include quoted prices for similar assets and liabilities in active markets, quoted prices of identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III – inputs that are unobservable and significant to the fair value measurement. Financial instruments are considered Level III when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

Other-than-temporary impairment of investments - Investments are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other-than-temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. In 2011 and 2009, the Company recorded other-than-temporary impairment charges of $78 and $787, respectively, related to the Company's equity investment portfolio containing stock of financial institutions.

Premium amortization - The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

Loans purchased – Loans purchased as a result of the Merger were recorded at the acquisition date fair value. Management made three different types of fair value adjustments in order to record the loans at fair value. An interest rate fair value adjustment was made comparing current weighted average rates of the acquired loans to stated market rates of similar loan types. A general credit fair value adjustment was made on similar loan types based on historical loss projections plus a discount for the weak economic environment. A specific credit fair value adjustment was made to loans identified by management as being problematic. The specific loans have been discounted by management based on collateral values and expected cash flows. The interest rate and general credit fair value adjustments are being accreted over an eight year period based on a sum-of-the-years-digits basis. The specific credit fair value adjustment is reduced only when cash flows are received or loans are charged-off or transferred to other real estate owned.

Loan servicing rights – Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

Time deposits – Time deposits acquired through the Merger have been recorded at their acquisition date fair value. The fair value of time deposits represents the present value of the time deposits' expected contractual payments discounted by market rates for similar deposits. The fair value adjustment is amortized monthly based on a level yield methodology.

Securities sold under agreements to repurchase - The Company also offers securities sold under agreements to repurchase as an alternative to conventional savings deposits for its customers. The securities sold under agreements to repurchase are accounted for as a collateralized borrowing with a one day maturity and are collateralized by U.S. Agency securities.

Core deposit intangible – The fair value assigned to the core deposit intangible asset represents the future economic benefit of the potential cost savings from acquiring core deposits in the Merger compared to the cost of obtaining alternative funding, such as brokered deposits, from market sources. Management utilized an income approach to present value the expected after tax cash flow benefits of the acquired core deposits. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis.

Goodwill – Goodwill is reviewed by management for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that its carrying amount exceeds fair value. Management has obtained a professionally prepared qualitative test for goodwill impairment as of December 31, 2011. Market conditions that could negatively impact the value of goodwill in the future are essentially those Risk Factors discussed in Part 1A of this report. As a result of such qualitative impairment test, management has determined that goodwill was not impaired at December 31, 2011.

Depreciation – Provision for depreciation and amortization, computed principally on the straight-line method, is charged to operating expenses over the estimated useful lives of the assets.

SUMMARY

	2011	2010	2009
Interest Income	$ 39,658	$ 41,745	$ 40,151
Interest Expense	7,339	8,356	9,580
Net Interest Income	32,319	33,389	30,571
Provision for Loan and Lease Losses	2,381	1,999	2,260
Net Interest Income after Provision for Loan and Lease Losses	29,938	31,390	28,311
Non-Interest Income	12,668	12,152	10,369
Non-Interest Expenses	28,777	28,453	28,420
Income Taxes	3,124	3,367	1,888
Net Income	$ 10,705	$ 11,722	$ 8,372
Earnings per Share	$ 3.27	$ 3.58	$ 2.80
Total Revenue	$ 52,326	$ 53,897	$ 50,520
Net Interest Margin	4.13%	4.42%	4.35%
BALANCE SHEET AMOUNTS:			
Assets	$ 924,674	$ 916,087	$ 883,327
Investment Securities	$ 191,208	$ 217,044	$ 195,930
Net Loans	$ 624,811	$ 608,605	$ 597,670
Deposits	$ 720,518	$ 691,032	$ 645,434
Long-Term Borrowings	$ 58,220	$ 68,835	$ 68,094
Stockholders' Equity	$ 129,000	$ 121,922	$ 117,397

Net income for 2011 was $10,705, or $3.27 per weighted average share, compared with $11,722, or $3.58 per weighted average share, from the year ago period, a decrease of $1,017, or 8.7%. Net interest income decreased $1,070, or 3.2%. Net interest margin decreased to 4.13% for the year ended December 31, 2011, compared to 4.42% for the year ended December 31, 2010. Net interest income, after provision for loan and lease losses, for the year ended December 31, 2011 decreased $1,452, or 4.6%, due to a decrease in interest income of $2,087, or 5.0%; a reduction in interest expense of $1,017, or 12.2%, primarily from lower funding costs; and an increase in the provision for loan and lease losses of $382, or 19.1%. The decrease in interest income for the twelve months ended December 31, 2011 was primarily attributable to investment and loan cash flows being reinvested at historically low yields, including excess reserve deposits held at the Federal Reserve Bank of Philadelphia.

Non-interest income increased $516, or 4.2%, for the year ended December 31, 2011, primarily as a result of the reversal of a $500 contingent liability recorded in connection with the Old Forge Bank acquisition. The Company recognized impairment losses of $78 in 2011, as compared to $0 in 2010, related to the Bank's equity investment portfolio. Non-interest expenses increased $324, or 1.1%, due to increases in salaries and employee benefits and other operating expenses, offset by reduced FDIC insurance expense.

Net income for 2010 increased $3,350, or 40.0%, to $11,722, or $3.58 per weighted average share, compared with 2009 net income of $8,372, or $2.80 per weighted average share. The increase in net income was primarily attributed to higher net interest income as well as the absence of merger-related costs in 2010, compared to $1,550 incurred in 2009 related to the Company's acquisition of Old Forge Bank. Also, the Company did not recognize any impairment losses in 2010, as compared to $787 of losses in 2009 related to the Bank's equity investment portfolio. The results of operations for 2010 include twelve months of operations from the former Old Forge Bank, as opposed to only nine months of Old Forge Bank operations captured in 2009. Net interest margin increased to 4.42% for the year ended December 31, 2010, compared to 4.35% for the year ended December 31, 2009. Net interest income increased $2,818, or 9.2%, to $33,389 for the year ended December 31, 2010, compared to $30,571 for 2009. Net interest income after provision for loan and lease losses increased $3,079, or 10.9%, during 2010 primarily due to increased interest and fees on loans, which in turn were attributable to the expansion of our loan portfolio following the acquisition of Old Forge Bank in 2009. Net interest income was also positively affected in 2010 by reduced interest expense from lower borrowing costs. The provision for loan and lease losses decreased

$261 to $1,999 during 2010, compared with $2,260 for the same period of 2009, based on management's evaluation of the adequacy of the allowance for loan and lease losses through the application of its allowance for loan and lease losses methodology. Among other things, the methodology, which was enhanced in the third quarter of 2010, takes into consideration the strength of the local economy.

The Company's return on average assets was 1.15% in 2011, compared to 1.32% in 2010 and 1.04% in 2009. Return on average equity was 8.48%, 9.74% and 7.93% in 2011, 2010 and 2009, respectively.

The following table reflects net income from accretion and amortization, net of taxes, of acquisition date fair value adjustments relating to the Merger included in the Company's financial results during the periods indicated.

Years Ended December 31,	2011	2010	2009
Homogeneous loan pools	$ 525	$ 633	$ 550
Time deposits	91	185	305
Core deposit intangible expense	(201)	(225)	(182)
Net income from acquisition fair value adjustment	$ 415	$ 593	$ 673

Accretion of the loan pools credit fair value adjustment and market rate fair value adjustment is calculated on a sum-of-the-years-digits basis over an eight year period. The fair value market rate adjustment of the time deposits is amortized monthly based on a level yield methodology over five years. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis.

Loan Portfolio

The table presented below indicates the composition of the Company's loan portfolio:

December 31,	2011		2010		2009	
Commercial secured by real estate	$ 208,875	33.1%	$ 207,964	33.8%	$ 194,935	32.3%
Residential real estate	281,643	44.6%	295,301	48.0%	308,068	51.0%
Commercial and industrial	55,482	8.8%	36,190	5.9%	30,743	5.1%
Consumer	52,816	8.4%	55,862	9.1%	59,789	9.9%
States & political subdivisions	23,110	3.6%	9,882	1.6%	6,873	1.1%
All other	9,596	1.5%	9,906	1.6%	3,562	0.6%
Loans, net of unearned income	$ 631,522	100.0%	$ 615,105	100.0%	$ 603,970	100.0%

There were no purchased loans in 2011, 2010 or 2009 other than loan participations with local banks in the Bank's primary market area. Originations of new loans are primarily in commercial and industrial and states and political subdivisions.

Year Ended December 31, 2011	Number of Loans	Original Balance
Commercial secured by real estate	86	$ 56,577
Residential real estate	620	70,850
Commercial and industrial	238	37,076
Consumer	1,282	17,190
States & political subdivisions	9	14,489
All other	5	294

Of the Company's $70.8 million in residential real estate loan originations in 2011, loans with an aggregate principal value of $30.3 million were sold to the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and the balance were held by us in our loan portfolio. There were no loans held for sale as of December 31, 2011 and 2010.

Market Area

The Northeastern Pennsylvania economy in which we operate has been affected by the economic decline that has affected the U.S. economy as a whole. The unemployment rate for the Scranton/Wilkes-Barre metropolitan area was 8.9% at December 31, 2011. This unemployment rate decreased 0.3% from November 2011 and 0.6% from December 31, 2010, but the region leads the state in unemployment for the twenty-first consecutive month among Pennsylvania's 14 metro areas, according to the data released recently by the State Department of Labor and Industry. The high unemployment rate can be attributed to a gradual decline in manufacturing in Northeastern Pennsylvania, and much like the rest of the country, a slowdown in construction of residential and commercial property.

High unemployment in Northeastern Pennsylvania will continue to put pressure on the local economy and on our loan portfolio. Average home prices nationally in October 2011 were down 3.4% from October 2010, according to the latest Case-Shiller House Price Index, which is a leading measure for the U.S. residential housing market. We believe that our focus on identifying borrowers who are facing cash flow problems before they are unable to make their payments will significantly improve our ability to help these borrowers maintain their debt service through difficult times.

Deposits

As of December 31, 2011, the Company had Certificate of Deposit Account Registry Service ("CDARS") reciprocal deposits in the amount of $21.7 million. The Company also issues brokered certificates of deposit; the balance of this funding as of December 31, 2011 was $23.2 million. The brokered certificates of deposit issued were generally a low cost alternative to wholesale funding with the majority offered having a call feature optionality not provided by wholesale funding. As of December 31, 2011, the dollar amount of total brokered deposits, exclusive of CDARS reciprocal deposits, was $23.2 million, or 3.2%, of total deposits, compared to $51.3 million, or 7.4%, at December 31, 2010 and $1.8 million, or 0.3%, at December 31, 2009.

December 31,	2011	2010	2009
Demand – Non-interest bearing	$ 134,799	$ 113,391	$ 109,855
Demand – Interest bearing	85,111	70,989	72,477
Savings	120,269	113,382	110,994
Money markets	165,611	144,206	146,189
Time – Over $100,000	84,828	85,404	78,702
Time – Other	129,900	163,660	127,217
Total Deposits	$ 720,518	$ 691,032	$ 645,434

RESULTS OF OPERATIONS

Net Interest Income

Net interest income, the principal component of the Company's earnings, is defined as the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings. Average interest-earning assets are composed primarily of loans and investments while deposits, short-term and long-term borrowings represent interest-bearing liabilities. Variations in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, are determinants of changes in net interest income.

Net interest income decreased $1,070, or 3.2%, to $32,319 for 2011 compared to $33,389 for 2010. Loan interest income decreased $1,048, or 3.0%, for 2011, largely due to historically low interest rates. Investment income decreased $1,042, or 14.7%, due to lower rates and lower volume of investments. Interest expense for 2011 decreased $1,017, or 12.2%, to $7,339 for 2011, compared to $8,356 in 2010, mainly due to lower deposit and borrowing costs.

Net interest income increased $2,818, or 9.2%, to $33,389 for 2010, compared to $30,571 for 2009. Loan interest income increased $2,234, or 6.9%, for 2010, largely due to the increased loan portfolio that we acquired in connection with our merger with Old Forge Bank. Investment income decreased $637, or 8.2%, due to lower rates despite a higher volume of investments. Interest expense for 2010 decreased $1,224, or 12.8%, to $8,356 for 2010, compared to $9,580 in 2009, mainly due to lower deposit and borrowing costs.

The net interest margin represents the Company's net yield on its average interest-earning assets and is calculated as net interest income divided by average interest-earning assets. The Company's net interest margin for the year ended December 31, 2011 was 4.13%, compared with 4.42% for the year ended December 31, 2010 and 4.35% for the year ended December 31, 2009.

Interest income in 2011 totaled $39,658, compared to $41,745 in 2010, a decrease of $2,087, or 5.0%. The tax equivalent yield on average interest-earning assets decreased to 4.93% in 2011, compared to 5.40% in 2010. Average interest-earning assets increased $24,837, or 3.1%, in 2011 to $837,979 from $813,142 in 2010. Average loans, which are typically the Company's highest yielding earning assets, increased $13,565, or 2.2%, in 2011. Average loans represented 74.3% of 2011 average interest-earning assets, compared to 74.9% in 2010. Income on loans decreased $1,048, or 3.0%, in 2011, compared to an increase in loan income of $2,234, or 6.9%, during 2010 due in part to the acquisition of Old Forge Bank. Average investment securities increased by $2,244, or 1.2%, to $195,031 in 2011, compared to $192,787 in 2010. Income on investments decreased $1,042, or 14.7%, to $6,061 in 2011, from $7,103 in 2010. Average earning assets, including bank-owned life insurance (BOLI), decreased to 91.6% of average total assets for 2011, compared to 93.2% for the year ago period. Average short-term investments, federal funds sold, FHLB stock and interest-bearing balances with banks, increased as a percentage of average assets to 2.2% in 2011, from 1.3% in 2010. In addition, during 2011, average federal funds purchased decreased $3.9 million, or 100.0%; average securities sold under agreements to repurchase decreased $0.5 million, or 2.4%; and average short-term borrowings decreased $8.0 million or 89.9%.

Shifts in the interest rate environment and local competition for loans and deposits affected the rates paid for funds as well as the yields earned on assets. The investment securities tax equivalent yield decreased 84 basis points in 2011, from 4.81% for 2010 to 3.97% for 2011. Also, average loan yields decreased 30 basis points, from 5.69% for 2010 to 5.39% for 2011.

Interest expense in 2011 totaled $7,339, compared to $8,356 in 2010, a decrease of $1,017, or 12.2%. The average rate paid on interest-bearing liabilities decreased during 2011 to 1.08%, compared to 1.29% in 2010. Average interest-bearing liabilities increased $30,182, or 4.7%, in 2011 to $678,030 from $647,848 in 2010. Average savings deposits increased $3,773, or 3.3%. Average time deposits increased $26,022, or 11.8%, from $219,929 or 33.9% of interest-bearing liabilities in 2010 to $245,951 or 36.3% of interest-bearing liabilities in 2011, due primarily to the issuance of brokered certificates of deposit. Average demand non-interest bearing deposits increased $9,884, or 8.9%. The average time deposit costs decreased 38 basis points from 1.87% for 2010 to 1.49% for 2011. In addition, the average cost of money market accounts decreased 15 basis points from 0.61% for 2010 to 0.46% for 2011.

Interest income in 2010 totaled $41,745, compared to $40,151 in 2009, an increase of $1,594, or 4.0%. The tax equivalent yield on average interest-earning assets decreased to 5.40% in 2010, compared to 5.70% in 2009. Average interest-earning assets increased $69,407, or 9.3%, in 2010 to $813,142, from $743,735 in 2009. Average loans, which are typically the Company's highest yielding earning assets, increased $54,539, or 9.8%, in 2010 primarily due to the Merger. Average loans represented 74.9% of 2010 average interest-earning assets, compared to 74.5% in 2009. Income on loans increased $2,234, or 6.9%, in 2010 due in part to the Merger, compared to an increase in loan income of $6,181, or 23.6%, during 2009. Average investment securities increased by $13,509, or 7.5%, to $192,787 in 2010 compared to $179,278 in 2009 due to the Merger. Income on investments decreased $637, or 8.2%, to $7,103 in 2010, from $7,740 in 2009. Average earning assets, including BOLI, decreased to 93.2% of average total assets for 2010 compared to 93.9% for the year ago period.

Interest expense in 2010 totaled $8,356, compared to $9,580 in 2009, a decrease of $1,224, or 12.8%. The average rate paid on interest-bearing liabilities decreased during 2010 to 1.29%, compared to 1.61% in 2009. Average interest-bearing liabilities increased $51,155, or 8.6%, in 2010 to $647,848, from $596,693 in 2009. Average savings deposits increased $12,390, or 12.2%. Average time deposits increased $35,347, or 19.1%, in 2010 due primarily to the issuance of brokered certificates of deposit. Average time deposits represented 33.9% of 2010 average interest-bearing liabilities, compared to 30.9% in 2009. Average demand non-interest bearing deposits increased $15,577, or 16.3%.

The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of, and rates earned or paid on, interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

The historically low interest rates have begun to stress our margin as funding costs have reached a low point and asset yields continue to price downward. The Dodd-Frank Act, which was enacted in July 2010, and the regulations that have been and will be promulgated under the Act, are expected to reduce our non-interest income, such as overdraft fees, and increase compliance and regulatory costs.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY/INTEREST RATES AND INTEREST DIFFERENTIAL

The table below presents average weekly balances, interest income on a fully taxable equivalent basis and interest expense, as well as average rates earned and paid on the Company's major asset and liability items for the years ended December 31, 2011, 2010 and 2009.

	2011			2010			2009		
ASSETS	**Average Balance**	**Revenue Expense**	**Yield/ Rate**	**Average Balance**	**Revenue Expense**	**Yield/ Rate**	**Average Balance**	**Revenue Expense**	**Yield/ Rate**
Investment Securities:									
Available-for-Sale:									
U.S. Agency obligations	$ 92,973	$ 1,740	1.87%	$ 78,268	$ 1,865	2.38%	$ 60,030	$ 1,969	3.28%
States & political subdivisions	63,651	2,867	6.82	69,941	3,133	6.79	62,464	2,941	7.13
Other	4,975	64	1.29	3,696	51	1.38	1,349	39	2.89
Held to Maturity:									
U.S. Agency obligations	25,397	984	3.87	20,546	990	4.82	28,200	1,337	4.74
States & political subdivisions	8,035	406	7.66	20,336	1,064	7.93	27,235	1,454	8.09
Loans, net of unearned income:									
Residential real estate	315,202	16,216	5.14	328,881	17,302	5.26	318,444	17,788	5.59
Commercial real estate	181,165	8,899	4.91	177,552	9,163	5.16	148,641	7,879	5.30
Commercial	42,964	2,411	5.61	31,239	2,067	6.62	25,656	1,551	6.05
Consumer & other	83,222	6,059	8.02	71,316	6,101	9.11	61,708	5,181	8.87
Federal funds sold	2,994	2	.07	-	-	-	-	-	-
Federal Home Loan Bank stock	5,465	-	-	6,346	-	-	6,175	-	-
Interest on balances with banks	11,936	10	.08	5,021	9	.18	3,833	12	.31
Total Interest Earning Assets/ Total Interest Income	837,979	$ 39,658	5.21%	813,142	$ 41,745	5.71%	743,735	$ 40,151	5.96%
Cash and due from banks	30,084			10,915			10,326		
Bank premises and equipment	13,299			12,924			11,804		
Accrued interest receivable	3,241			3,713			3,829		
Goodwill	26,398			26,398			19,798		
Bank owned life insurance	15,613			14,824			12,559		
Other assets	11,687			12,580			9,140		
Less: Allowance for loan and lease losses	6,565			6,277			5,963		
Total Assets	**$ 931,736**			**$ 888,219**			**$ 805,228**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand-Interest Bearing	$ 72,283	$ 249	.34%	$ 69,534	$ 327	.47%	$ 64,762	$ 393	.61%
Savings	117,928	312	.26	114,155	324	.28	101,765	409	.40
Money markets	158,115	721	.46	143,863	874	.61	137,527	1,379	1.00
Time-Over $100	83,948	1,436	1.71	100,210	2,173	2.17	67,075	1,726	2.57
Time-Other	162,003	2,240	1.38	119,719	1,930	1.61	117,507	2,634	2.24
Securities sold under agreements to repurchase	19,970	80	.40	20,484	154	.75	25,554	339	1.33
Federal funds purchased	-	-	-	3,936	22	.56	4,568	29	.63
Short-term borrowings	875	3	.34	8,917	42	.47	9,689	48	.50
Long-term borrowings	62,908	2,298	3.65	67,030	2,510	3.74	68,246	2,623	3.84
Total Interest Bearing Liabilities/ Total Interest Expense	678,030	$ 7,339	1.08%	647,848	$ 8,356	1.29%	596,693	$ 9,580	1.61%
Demand-Non-interest bearing	120,952			111,068			95,491		
All other liabilities	6,515			8,927			7,431		
Stockholders' equity	126,239			120,376			105,613		
Total Liabilities Stockholders' Equity	**$ 931,736**			**$ 888,219**			**$ 805,228**		
Interest Spread			4.13%			4.42%			4.35%
Net Interest Income		$ 32,319			$ 33,389			$ 30,571	
FINANCIAL RATIOS									
Net interest margin			4.13%			4.42%			4.35%
Return on average assets			1.15%			1.32%			1.04%
Return on average equity			8.48%			9.74%			7.93%
Average equity to average assets			13.55%			13.55%			13.12%
Dividend payout ratio			51.38%			46.93%			60.00%

(1) The net interest margin is equal to tax equivalent net interest income divided by average interest earning assets. In order to make pre-tax income on tax-exempt investments comparable to taxable investments and loans, a tax equivalent adjustment is made to interest income. This adjustment increased interest income by $2,298, $2,556 and $1,809 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company believes that the tax equivalent presentation is consistent with industry practice. Although the Company believes that these financial measures enhance investors' understanding of our business and performance, these measures should not be considered an alternative to GAAP.

DOLLAR AMOUNT OF CHANGE IN INTEREST INCOME AND INTEREST EXPENSE

	2011 compared to 2010	Dollar Amount of Change	Change in Volume	Change in Rate	Change in Rate-Volume
EARNING ASSETS	Investment Securities:				
	Available-for-Sale:				
	U.S. Agency obligations	$ (125)	$ 350	$ (399)	$ (76)
	States & political subdivisions	(266)	(282)	21	(5)
	Equity securities	13	18	(3)	(2)
	Held to Maturity:				
	U.S. Agency obligations	(6)	234	(195)	(45)
	States & political subdivisions	(658)	(643)	(37)	22
	Loans, net of unearned income:				
	Residential real estate	(1,086)	(720)	(395)	29
	Commercial real estate	(264)	186	(444)	(6)
	Commercial	344	776	(316)	(116)
	Consumer and other	(42)	1,018	(906)	(154)
	Federal funds sold	2		-	2
	Federal Home Loan Bank stock	-	-	-	-
	Interest bearing balances with banks	1	12	(5)	(6)
	Total Interest Income	(2,087)	949	(2,679)	357
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	(78)	13	(90)	(1)
	Savings	(12)	11	(23)	-
	Money markets	(153)	87	(216)	(24)
	Time-Over $100	(737)	(353)	(461)	77
	Time-Other	310	681	(275)	(96)
	Repurchase agreements	(74)	(4)	(72)	2
	Short-term borrowings	(61)	(56)	(17)	12
	Long-term borrowings	(212)	(154)	(60)	2
	Total Interest Expense	(1,017)	225	(1,214)	(28)
	Net Interest Income	$ (1,070)	$ 724	$ (1,465)	$ (329)

	2010 compared to 2009	Dollar Amount of Change	Change in Volume	Change in Rate	Change in Rate-Volume
EARNING ASSETS	Investment Securities:				
	Available-for-Sale:				
	U.S. Agency obligations	$ (104)	$ 598	$ (540)	$ (162)
	States & political subdivisions	192	352	(144)	(16)
	Equity securities	12	68	(20)	(36)
	Held to Maturity:				
	U.S. Agency obligations	(347)	(363)	23	(7)
	States & political subdivisions	(390)	(368)	(30)	8
	Loans, net of unearned income:				
	Residential real estate	(486)	583	(1,051)	(18)
	Commercial real estate	1,284	1,532	(208)	(40)
	Commercial	516	338	146	32
	Consumer and other	920	807	93	20
	Federal funds sold	-	-	-	-
	Federal Home Loan Bank stock	-	-	-	-
	Interest bearing balances with banks	(3)	4	(5)	(2)
	Total Interest Income	1,594	3,551	(1,736)	(221)
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	(66)	29	(91)	(4)
	Savings	(85)	50	(122)	(13)
	Money markets	(505)	63	(536)	(32)
	Time-Over $100	447	852	(268)	(137)
	Time-Other	(704)	50	(740)	(14)
	Repurchase agreements	(185)	(67)	(148)	30
	Short-term borrowings	(13)	(7)	-	(6)
	Long-term borrowings	(113)	(47)	(68)	2
	Total Interest Expense	(1,224)	923	(1,973)	(174)
	Net Interest Income	$ 2,818	$ 2,628	$ 237	$ (47)

PROVISION FOR LOAN AND LEASE LOSSES

The provision for loan and lease losses represents the charge to operating expense necessary to maintain the allowance for loan and lease losses at a level which management determines is adequate to absorb probable losses inherent in the Company's loan portfolio.

During 2011 and 2010, as the local economy continued to experience the negative impact of the nation's economic downturn, the Company made significant provisions for loan and lease losses in the amount of $2,381, compared to $1,999 in 2010 and $2,260 in 2009. During 2011, the local housing market remained weak and the unemployment rate in Northeastern Pennsylvania was at 8.9% at year-end. To enhance our ability to identify and manage risk throughout our organization, the Bank created the senior level position of Chief Risk Officer. This position will facilitate our enterprise-wide risk assessment to identify, monitor and quickly mitigate the inherent risks of a community bank in today's economic environment. The Company continues to proactively evaluate probable loan and lease losses and address delinquent loans by, among other things, obtaining current appraisals of collateral, increasing communication with clients and placing loans on non-accrual status when collection is in doubt and the loan is moving toward foreclosure.

The Bank's methodology for determining the allowance for loan and lease losses (ALLL) is based on a documented and consistently applied analysis of its loan portfolio. This analysis considers all significant factors that affect the collectability of the loans within our portfolio and supports the credit losses estimated by this process. Our ALLL methodology includes procedures for a review by a party who is independent of the Bank's credit approval and ALLL estimation processes.

The Bank follows its allowance methodology in accordance with the Federal Financial Institutions Examination Council ("FFIEC") Interagency Policy Statements, as amended, and GAAP in assessing the adequacy of its allowance for loan and lease losses. Under GAAP, the adequacy of the allowance for loan and lease losses is determined based on the provisions of FASB ASC 310 for loans specifically identified to be individually evaluated for impairment and the requirements of FASB ASC 450 for large groups of smaller balance homogeneous loans to be collectively evaluated for impairment. Loans are identified by the Bank's rating system, past due reports, watch list and sensitivity to economic factors and are then collectively evaluated for impairment compared to other loans utilizing standard criteria. Consideration is given to current local economic conditions which the Company continues to classify as recessionary.

The Bank's historical analysis of loss factors, which utilizes a rolling twenty quarters, was refined in the third quarter of 2010 to assign greater weight to the four quarters of the previous five years that reflected the greatest loan loss allowances calculated by dollar amount. This change in our methodology is designed to better address deterioration in local economic conditions. In addition, and in view of the concentration of the Bank's loan portfolio in real estate – approximately 80% of the portfolio is secured by real estate mainly in the counties in which the Bank operates – the Bank also took into account the decline in real estate sales and new construction in our market area and drop in real estate values within the market area.

There were no changes in the methodology of determining the allowance for loan losses during the fiscal year ended December 31, 2011. Management continues to focus on trends in real estate delinquencies related to the poor labor and housing markets locally, in determining the allowance for loan losses. Management also continually compares the probable losses estimated in accordance with our allowance for loan loss methodology with actual losses.

Based on this methodology, management made a provision for loan and lease losses of $2,381, $1,999 and $2,260 for the years ended December 31, 2011, 2010 and 2009. The amount and number of charge-offs and foreclosures at and for the fiscal years indicated are as follows:

As of:	2011	2010	2009
Provision for loan and lease losses	$ 2,381	$ 1,999	$ 2,260
Period end allowance for loan and lease losses to non-performing loans	211.97%	161.13%	269.35%
Non-performing loans to period end loans	0.50%	0.66%	0.39%
Ratio of charge-off loans to average loans	0.37%	0.30%	0.23%
Ratio of foreclosed loans to average loans	0.38%	0.19%	0.21%

Years ended December 31,	2011		2010		2009	
	Amount	(#)	Amount	(#)	Amount	(#)
Charge-offs	$ 2,300	90	$ 1,838	102	$ 1,300	75
Foreclosures completed	2,370	14	1,183	6	1,145	7
Non-performing loans	3,166	77	4,034	70	2,339	46

The Company had one commercial loan whose terms had been modified in a troubled debt restructuring ("TDR") as of December 31, 2011 and December 31, 2010 and no troubled debt restructurings in 2009. Monthly payments were lowered to accommodate the borrower's financial needs for a period of time.

The following table presents loans whose terms were modified in a TDR at the dates indicated below:

December 31,	2011	2010
Restructured Loans on Accrual Status and Not Past Due 90 Days or More	$ 368	$ -
Restructured Loans Included in Non-Accrual Loans or Accruing Loans Past Due 90 Days or More	-	401
Total Restructured Loans	$ 368	$ 401

The Company believes that the judgments used in determining the allowance for loan and lease losses are based on reliable information. In assessing the adequacy of the allowance for loan and lease losses, management considers how well prior estimates have related to actual experience. The Company continually monitors the risk elements, historical rates and other data used in determining the allowance on a periodic basis. Based on this ongoing evaluation, a provision for loan and lease losses is made in the amount necessary to maintain an appropriate allowance.

The methodology for determining the adequacy of the allowance is necessarily judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the allowance will ultimately prove adequate to cover actual loan and lease losses. Although management uses available information to establish the appropriate level of the allowance for loan and lease losses, future additions or reductions to the allowance may be necessary, based on estimates that are susceptible to change, as a result of changes in economic conditions and other factors. As a result, our allowance for loan and lease losses may not be sufficient to cover actual loan and lease losses, and future provisions for loan and lease losses could materially adversely affect the Company's operating results. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Discussions with these regulatory agencies may result in adjustments to the Company's allowance based on judgments about information available to the agencies at the time of their examination.

Other than the risks associated with the geographic concentration of our customers, facilities and the collateral securing some of our loans, there are no particular risk elements in the local economy that put a group or category of loans at increased risk. However, the Company has increased its portfolio of commercial loans over the last five years, which typically bear a higher risk. These loans are typically secured by real estate to minimize this risk. Loan growth in 2011 has been in commercial and industrial loans and loans to local municipalities where management believes there is manageable and acceptable risk. At December 31, 2011, management believes the allowance for loan and lease losses is adequate to absorb probable loan and lease losses inherent in the loan portfolio.

NON-INTEREST INCOME

The following table sets forth information by category of non-interest income for the Company for the past three years:

Years Ended December 31,	2011	2010	2009
Trust department income	$ 1,563	$ 1,493	$ 1,392
Service charges on deposit accounts	2,047	2,163	1,939
Merchant transaction income	4,670	4,521	4,379
Brokerage fee income	253	340	348
Cardholder discounts	916	799	665
Other fee income	786	771	727
Bank-owned life insurance income	490	538	470
Gain on sale of mortgage loans	474	682	356
Other operating income	881	287	7
Impairment losses on investment securities	(78)	-	(787)
Realized gains on securities, net	666	558	873
Total Non-Interest Income	$ 12,668	$ 12,152	$ 10,369

Total non-interest income increased $516, or 4.2%, to $12,668 during 2011, from $12,152 for the same period of 2010. Trust department income increased $70, or 4.7%, due to an increase in the market value of trust assets and new business. Service charges on deposit accounts decreased $116, or 5.4%, primarily due to decreased overdraft activity. Merchant transaction income increased $149, or 3.3%, due to the increased volume of merchant transactions primarily from new business. Brokerage fee income decreased $87, or 25.6%, mostly due to a lower volume of investor activity. Cardholder discounts increased $117, or 14.6%, mainly from increased debit card discounts related to the increased number of accounts. Bank-owned life insurance income decreased $48, or 8.9%, from lower rates of return. Gain on sale of mortgage loans decreased $208, the result of lower margins realized on saleable loans. Other operating income increased $594, largely due to the reversal of a contingent liability of $500 recorded in connection with the Old Forge Bank acquisition. The Company also recognized an impairment loss on bank equity investment securities of $78 during 2011. Realized gains on securities increased $108 to $666 during 2011, from $558 for 2010.

Total non-interest income increased $1,783, or 17.2%, to $12,152 during 2010, from $10,369 for the same period of 2009. Trust department income increased $101, or 7.3%, due to an increase in the market value of trust assets and new business. Service charges on deposit accounts increased $224, or 11.6%, primarily due to the increased number of accounts and increased service charge activity. Merchant transaction income increased $142, or 3.2%, mainly due to new accounts and higher transaction volume. Cardholder discounts increased $134, or 20.2%, mainly from increased debit card discounts related to the increased number of accounts. Bank-owned life insurance income increased $68, or 14.5%, from additional policies acquired in the merger. Other operating income increased $280, largely due to additional revenue of $150 from an over accrual from a voluntary early retirement incentive program that we sponsored in 2006, along with a reimbursement of legal fees from the merger with Old Forge Bank. The Company recognized an impairment loss on bank equity investment securities of $787 during 2009. Realized gains on securities decreased $315 to $558 during 2010, from $873 for 2009.

NON-INTEREST EXPENSES

The following table sets forth information by category of non-interest expenses for the Company for the past three years:

Years Ended December 31,	2011	2010	2009
Salaries and employee benefits	$ 13,687	$ 13,081	$ 12,551
Expense of premises and equipment, net	3,561	3,547	3,246
Merchant transaction expenses	3,166	3,139	3,085
Merger related costs	-	-	1,550
FDIC insurance assessments	450	1,150	968
Legal and professional expenses	678	694	442
Advertising expense	494	605	409
Bank shares tax	862	805	1,039
Outside services	820	781	615
Director fees	530	550	568
Other operating expenses	4,529	4,101	3,947
Total Non-Interest Expenses	$ 28,777	$ 28,453	$ 28,420

Total non-interest expenses increased $324, or 1.1%, to $28,777 during 2011, compared with $28,453 for the same period of 2010. Salaries and employee benefits expense increased $606, or 4.6%, due primarily to merit-based increases in salaries for existing personnel and increased staffing for loan production and monitoring asset quality. FDIC insurance assessments decreased $700, or 60.9%, resulting from recently passed banking legislation along with the new FDIC bank pricing methodology which started during 2011. Advertising expense decreased $111, or 18.4%, due to a reduction in promotional activity. Bank shares tax increased $57, or 7.1%, resulting from higher average capital. Outside services increased $39, or 5.0%. Other operating expenses increased $428, or 10.4%, due to increases in other real estate owned expense of $123, consulting and advisory expense of $84, contributions of $82, cardholder expense of $66, along with increased general operating expenses.

Total non-interest expenses increased $33, or 0.1%, to $28,453 during 2010, compared with $28,420 for the same period of 2009. Salaries and employee benefits expense increased $530, or 4.2%, mainly due to additional employees as a result of the merger. Expense of premises and equipment increased $301, or 9.3%, mostly due to additional depreciation as a result of branch renovation projects. There were no merger related costs in 2010 compared to 2009, during which the Company incurred Merger-related costs of $1,550, which consisted of computer and equipment upgrades of $606, investment banking, valuation services, legal and accounting fees of $429, severance payments of $450 and stay bonuses of $65. FDIC insurance assessments increased $182, or 18.8%, due to increases in quarterly assessments. Legal and professional expenses increased $252, or 57%, due to increased fees associated with non-performing loans as a result of the current economic conditions. Advertising expense increased $196, or 47.9%, due to increased promotional activity to generate deposits. Bank shares tax decreased $234, or 22.5%, primarily from the benefit of educational tax credits. Other operating expenses increased $154, or 3.9%, due to an increase in the amortization of core deposit intangibles of $65 and other real estate owned expense of $51.

INCOME TAXES

Federal income tax expense decreased $243, or 7.2%, to $3,124 in 2011 compared to $3,367 in 2010, primarily due to lower taxable income.

Federal income tax expense increased $1,479, or 78.3%, to $3,367 in 2010 compared to $1,888 in 2009, primarily due to higher income and the effect of $1,550 of costs associated with the Merger recorded during 2009.

The Company's effective income tax rate for 2011, 2010 and 2009 was 22.6%, 22.3% and 18.4%, respectively.

The Company uses the asset and liability method of accounting for deferred income taxes. If current available information raises doubt as to the realization of deferred tax assets, a valuation allowance is established. The Company evaluates the recoverability of deferred tax assets based on its ability to generate future profits. The Company employs budgeting and periodic reporting processes to continually monitor its progress. Historically, the Company has had sufficient profits for recovery of deferred tax benefits.

For further discussion pertaining to Federal income taxes, see Note 18 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Total assets increased $8.6 million, or 0.9%, during 2011 to $924.7 million at December 31, 2011, compared to $916.1 million at December 31, 2010. Total assets increased $32.8 million, or 3.7%, during 2010, to $916.1 million at December 31, 2010, compared to $883.3 million at December 31, 2009.

INVESTMENT PORTFOLIO

The Company's investment portfolio has two primary functions: to provide liquidity and to contribute to earnings. To provide liquidity, the Company may invest in short-term securities such as Federal funds sold and interest-bearing deposits with banks, which are classified as cash equivalents, as well as, U.S. Treasury securities and U.S. Agency securities with maturities of one year or less. These funds are invested short-term to ensure the availability of funds to meet customer demand for credit needs.

The Company enhances interest income by securing long-term investments within its investment portfolio, by means of U.S. Treasury securities, U.S. Agency securities, municipal securities and mortgage-backed securities, generally with maturities greater than one year. The Company's mortgage-backed securities portfolio does not contain any sub-prime or Alt-A credits.

The following table presents the carrying value, by security type and by maturity, for the Company's investment portfolio:

December 31,	2011	2010	2009
U.S. Agency obligations	$ 77,985	$ 79,294	$ 54,695
Mortgage-backed securities	44,078	55,247	41,267
States & political subdivisions	67,198	77,428	98,584
Corporate securities	1,004	4,090	-
Total Debt Securities	190,265	216,059	194,546
Equity securities	943	985	1,384
Total Investment Securities	$ 191,208	$ 217,044	$ 195,930

The following table shows the actual maturity of debt securities in specified categories of the Bank's investment portfolio at December 31, 2011 and the weighted average yields (for tax-exempt obligations on a fully taxable basis at 34% tax rate). The table does not include any estimate of prepayments which significantly shortens the average useful life of certain U.S. Agency mortgage-backed securities.

As of December 31, 2011:	Aggregate Value	Weighted Average Yield
Due in one year or less:		
U.S. Agency securities	$ 12,163	1.66%
Corporate securities	1,004	1.09%
After one year through five years:		
U.S. Agency securities	65,822	1.10%
States & political subdivisions	199	7.41%
After five year through ten years:		
Mortgage-backed securities	21,195	2.38%
States & political subdivisions	7,399	7.37%
After ten years:		
Mortgage-backed securities	22,883	4.66%
States & political subdivisions	59,600	6.60%
Total Debt Securities	$ 190,265	

Investment securities with amortized costs and fair values of $150,152 and $155,959, respectively, at December 31, 2011 and $129,004 and $131,757, respectively, at December 31, 2010, were pledged to secure trust funds, public deposits and for other purposes as required by law.

The amortized cost and fair value of debt securities at December 31, 2011 by contractual maturity are shown in Note 3 to the Consolidated Financial Statements. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Equity securities at December 31, 2011 and 2010 consisted primarily of other financial institutions' stock.

In 2011 and 2009, the Company recorded other-than-temporary impairment charges of $78 and $787, respectively, related to the Company's equity investment portfolio containing stock of financial institutions. Prior to these impairment charges, the decline in value of the securities was recorded as unrealized losses on securities available-for-sale and reflected as a reduction in stockholders' equity through other comprehensive income.

In recent years, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. The Company has not applied for and is not participating in any government sponsored Capital Purchase Programs. Our businesses, financial conditions and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, including the Federal Home Loan Bank, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated.

A summary of transactions involving available-for-sale debt securities in 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Proceeds from sales	$ 15,318	$ 8,897	$ 25,568
Gross realized gains	145	66	1,029
Gross realized losses	-	4	142

Federal Home Loan Bank Stock Impairment Evaluation

The Company held FHLB stock of $4,953, $6,082 and $6,402 at December 31, 2011, 2010 and 2009, respectively. The Company's banking subsidiary, Penn Security Bank and Trust Company, is required to maintain certain amounts of stock of the Federal Home Loan Bank of Pittsburgh, or FHLB stock, in order to participate in a FHLB line of credit program. The FHLB stock is stated at par value as it is restricted to purchases and sales with the FHLB. FHLB stock is less liquid than other tradable equity securities and the fair value is equal to cost. No impairment write-downs have been recorded on FHLB stock during 2011, 2010 or 2009.

The FHLB had suspended its stock repurchase and dividend payments during December 2008. A reduction in the level of core earnings resulting from lower short-term interest rates, the increased cost of maintaining liquidity and constrained access to the debt markets at attractive rates and maturities are the main reasons the FHLB cited as significant for the decision to suspend dividends and the repurchase of excess capital stock. Accounting guidance indicates that investors should recognize impairment in FHLB stock if it is determined that it is not probable that the Bank will ultimately recover the par value of its shares. An investor in FHLB stock must determine whether impairment exists based on its long-term performance, the severity and duration of declines in the market value of its net assets related to its capital stock amount, its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance, the impact of legislation and regulatory changes and its liquidity. During 2011, the FHLB repurchased $1,129 of capital stock which represented 18.6% of the Bank's $6,082 investment as of December 31, 2010. Based on current financial information available, management does not believe the FHLB stock is impaired as of December 31, 2011.

LOAN PORTFOLIO

Details regarding the Company's loan portfolio for the past five years are as follows:

December 31,	2011	2010	2009	2008	2007
Real estate – construction and land development					
Residential real estate	$ 5,064	$ 7,799	$ 9,970	$ 5,191	$ 7,263
Commercial real estate	20,541	28,345	22,940	16,758	18,595
Residential real estate	276,579	287,502	298,098	256,560	237,594
Commercial real estate	188,334	179,619	171,995	98,968	80,843
Commercial	55,482	36,190	30,743	27,793	24,505
Credit card and related plans	3,242	3,327	3,365	3,272	3,324
Installment and all other loans	59,170	62,441	59,986	28,135	26,542
Obligations of states & political subdivisions	23,110	9,882	6,873	4,471	5,973
Loans, net of unearned income	631,522	615,105	603,970	441,148	404,639
Less: Allowance for loan and lease losses	6,711	6,500	6,300	5,275	4,700
Loans, net	$ 624,811	$ 608,605	$ 597,670	$ 435,873	$ 399,939

The following table shows the actual maturity of the loans in specified categories of the Bank's loan portfolio at December 31, 2011 and the weighted average yields (for tax-exempt loans on a fully taxable basis at 34 percent tax rate).

	Aggregate Value	Weighted Average Yield
Due in one year or less:		
Real estate – construction and land development	$ 2,864	4.88%
Residential real estate	6,339	4.89%
Commercial real estate	17,088	4.33%
Commercial	17,940	3.77%
Installment	5,941	5.02%
Obligations of states & political subdivisions	56	4.92%
After one year through five years:		
Real estate – construction and land development	3,807	3.94%
Residential real estate	13,055	5.26%
Commercial real estate	22,698	4.68%
Commercial	26,472	4.59%
Credit card and related plans	3,242	11.48%
Installment	31,652	5.99%
Obligations of states & political subdivisions	3,442	5.51%
After five years:		
Real estate – construction and land development	18,934	4.27%
Residential real estate	257,185	5.41%
Commercial real estate	148,548	5.10%
Commercial	11,070	4.56%
Credit card and related plans	-	-
Installment	21,577	4.49%
Obligations of states & political subdivisions	19,612	6.32%
Total Loan Portfolio	$ 631,522	

There were no purchased loans in 2011, 2010 or 2009 other than loan participations with local banks in the Bank's primary market area. Loan growth in 2011 has been in commercial and industrial loans and loans to local municipalities where management believes there is manageable and acceptable risk. The growth in loans since 2008 was mainly due to the merger of Old Forge Bank.

The Company has not engaged in any sub-prime residential mortgage lending. Therefore, the Company is not subject to any credit risks associated with such loans. The Company's loan portfolio consists primarily of residential and commercial mortgage loans secured by properties located in Northeastern Pennsylvania and subject to what we believe are conservative underwriting standards.

Loans secured by real estate continue to be the largest component of the loan portfolio, representing 78% and 82% of total loans at December 31, 2011 and December 31, 2010, respectively. Recent economic conditions and recessionary concerns have resulted in lower levels of loan demand. The decline ratio on loan applications has remained consistent with our historical experience. As we expect these conditions and concerns to continue for the near term, we expect that loan growth may be slower than historically expected.

The Company's loan portfolio is primarily residential and commercial secured mortgage loans in its Northeastern Pennsylvania market area. As of December 31, 2011, approximately 5% of the loan portfolio was comprised of loans to entities located outside our market area.

At December 31, 2011, the loan portfolio was comprised of approximately $280.2 million, or 44.4%, of fixed rate loans and $351.3 million, or 55.6%, of adjustable rate loans.

LOANS

Total net loans increased $16.2 million, or 2.7%, to $624.8 million at December 31, 2011, from $608.6 million at December 31, 2010.

Total net loans increased $10.9 million, or 1.8%, to $608.6 million at December 31, 2010, from $597.7 million at December 31, 2009.

LOAN QUALITY

Our lending activities are guided by a comprehensive lending policy approved by our board of directors. Loans must meet certain criteria relating to the character, capacity and capital of the borrower, collateral provided for the loan, and prevailing economic conditions. Our non-performing assets and charge-offs are well below industry levels due to the consistent application of our conservative underwriting standards.

Regardless of credit standards, there is risk of loss inherent in every loan portfolio. The allowance for loan and lease losses is an amount that management believes will be adequate to absorb probable losses on existing loans. The evaluations take into consideration such factors as change in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, industry experience, collateral value and current economic conditions that may affect the borrower's ability to pay. Management believes that the allowance for loan and lease losses was adequate at December 31, 2011. Management uses available information to estimate probable losses on loans, while future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan and lease losses is increased by periodic charges against earnings as a provision for loan and lease losses, and decreased periodically by charge-offs of loans (or parts of loans) management has determined to be uncollectible, net of actual recoveries on loans previously charged-off.

The allowance for loan and lease losses as a percentage of loans was 1.06% at December 31, 2011 and December 31, 2010.

NON-PERFORMING ASSETS

Non-performing assets consist of non-accrual loans and other real estate owned. The following table sets forth information regarding non-performing assets and loans past due 90 days or more and still accruing interest as of the dates indicated:

As of:	2011	2010	2009	2008	2007
Non-accrual loans:					
Residential real estate	$ 2,006	$ 1,579	$ 1,273	$ 290	$ 408
Commercial real estate	591	1,385	672	808	249
Commercial loans	477	977	199	201	949
Consumer loans	92	93	195	155	4
Total non-performing loans	$ 3,166	$ 4,034	$ 2,339	$ 1,454	$ 1,610
Other real estate owned	1,571	803	405	-	-
Total non-performing assets	$ 4,737	$ 4,837	$ 2,744	$ 1,454	$ 1,610
Loans past due 90 days or more and accruing:					
Residential real estate	$ 641	$ 1,236	$ 1,415	$ 793	$ 57
Commercial real estate	11	-	41	17	-
Guaranteed student loans	113	268	218	203	408
Credit card loans	6	20	9	17	2
Commercial loans	-	100	-	119	-
Consumer loans	3	6	14	4	12
Total loans past due 90 days or more and accruing	$ 774	$ 1,630	$ 1,697	$ 1,153	$ 479
Ratios:					
Non-performing loans to period end loans	0.50%	0.66%	0.39%	0.33%	0.40%
Total loans past due 90 days or more and accruing to period end loans	0.12%	0.27%	0.28%	0.26%	0.12%
Non-performing assets to period end assets	0.51%	0.53%	0.31%	0.23%	0.28%

Loans are generally placed on non-accrual status when principal or interest is past due 90 days and when payment in full is not anticipated. For commercial loans, an appraisal is obtained if the loan has been downgraded and the appraisal on file is at least one year old. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured with the minimum of a six month positive payment history.

During the second quarter of 2008, the Company was notified that The Education Resources Institute, Inc. (TERI), a guarantor of a portion of our student loan portfolio, had filed for reorganization under Chapter 11 of the United States Bankruptcy Code. As of December 31, 2011, the Company had $6,875 of TERI-guaranteed loans out of a total student loan portfolio of $14,548. The Company does not anticipate that TERI's bankruptcy filing will significantly impact the Company's financial statements. These loans are placed on non-accrual status when they become more than 90 days past due. As of December 31, 2011, $61 of such loans were on non-accrual status.

Loans on which the accrual of interest has been discontinued or reduced amounted to $3,166, $4,034 and $2,339 at December 31, 2011, 2010 and 2009, respectively. The 2011 increase in non-accrual residential real estate loans is due to the continued high local unemployment rate, the effects of the slow economy on customers' ability to repay loans and delays at the county level in acquiring properties through foreclosure. In accordance with management's focused efforts to proactively address delinquent accounts, the decrease in loans that are 90 days or more and accruing reflects, in part, the decision to place more loans on non-accrual status when there is a likelihood that such loans will proceed to foreclosure. Non-accrual loans decreased to $3,166 at December 31, 2011 from $4,034 at December 31, 2010 due in part to the completion of certain foreclosure actions that increased the level of other real estate owned to $1,571 at December 31, 2011 compared to $803 at December 31, 2010.

Real estate loans of $641 that are past due 90 days or more and still accruing are primarily 1-4 family residential loans in the process of collection.

If interest on non-accrual loans had been accrued, such income would have been $227, $219 and $90 for 2011, 2010 and 2009, respectively. Interest income on non-accrual loans, which is recorded only when received, amounted to $0, $104 and $52 for 2011, 2010 and 2009, respectively. There are no commitments to lend additional funds to borrowers whose loans are in non-accrual status.

Management's process for evaluating the adequacy of the allowance for loan and lease losses includes reviewing each month's loan committee reports which list all loans that do not meet certain internally developed criteria as to collateral adequacy, payment performance and overall credit risk. These reports also address the current status and actions in process on each listed loan. This information is used in our ALLL methodology and resulting adjustments are made to the allowance for loan and lease losses. Such adjustments include both specific loss allocation amounts and general provisions by loan category based on present and past collection experience, nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrower's ability to pay.

Estimated "low" and "high" allowances for loan and lease loss amounts are derived by accumulating the loss estimates for specific loans and general pools. The actual allowance for loan and lease losses, situated within the estimated low-to-high range, is approved on a quarterly basis by our board of directors.

Please see the discussion of our allowance for loan and lease losses methodology under the heading "Management's Discussion & Analysis—Provision for Loan and Lease Losses".

As of December 31, 2011 and 2010, the Company had total impaired loans of $3,534 and $4,493, respectively. Of the total allowance for loan and lease losses, $658 and $1,415 was specifically related to these impaired loans at December 31, 2011 and 2010, respectively.

At December 31, 2009 the Company did not have any loans classified as impaired.

Most of the Company's lending activity is with customers located in the Company's geographic market area and repayment thereof is affected by economic conditions in this market area.

LOAN LOSS EXPERIENCE

The following table presents the Company's allowance for loan and lease losses during the periods indicated:

Years Ended December 31,	2011	2010	2009	2008	2007
Balance at beginning of year	$ 6,500	$ 6,300	$ 5,275	$ 4,700	$ 4,200
Charge-offs:					
Residential real estate mortgages	1,275	213	161	83	-
Commercial real estate	663	-	188	-	84
Commercial loans	100	1,138	610	-	10
Credit card and related plans	109	97	71	55	66
Installment loans	153	390	270	179	5
Total charge-offs	2,300	1,838	1,300	317	165
Recoveries:					
Residential real estate mortgages	58	19	42	-	-
Commercial real estate	18	1	-	-	5
Commercial loans	3	-	-	14	1
Credit card and related plans	6	3	1	16	1
Installment loans	45	16	22	1	1
Total recoveries	130	39	65	31	8
Net charge-offs	2,170	1,799	1,235	286	157
Provision charged to operations	2,381	1,999	2,260	861	657
Balance at End of Year	$ 6,711	$ 6,500	$ 6,300	$ 5,275	$ 4,700
Ratio of net charge-offs to average loans outstanding	0.35%	0.30%	0.22%	0.07%	0.04%

The allowance for loan and lease losses at December 31, 2011 was $6,711, or 1.06%, of total loans compared to $6,500, or 1.06%, of total loans at December 31, 2010.

The increase in charge-offs can be attributed to a weak market and high unemployment.

The allowance for loan and lease losses was allocated at the dates indicated as follows:

December 31,	2011		2010		2009		2008		2007	
	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)
Residential real estate	$ 2,855	44%	$ 753	48%	$ 1,200	51%	$ 1,200	59%	$ 1,200	58%
Commercial real estate and all others	3,087	47	4,024	40	4,000	37	3,275	33	2,900	34
Credit card and related plans	319	1	343	1	350	1	300	1	300	1
Personal installment loans	450	8	1,380	11	750	11	500	7	300	7
Total	$ 6,711	100%	$ 6,500	100%	$ 6,300	100%	$ 5,275	100%	$ 4,700	100%

(1) - Percent of loans in each category to total loans

The entire ALLL is available for losses in any loan category, notwithstanding the allocation above.

Our non-performing loans decreased from $4,034, at December 31, 2010, to $3,166 at December 31, 2011. As of December 31, 2011, our non-performing loans were comprised of fifty-seven loans of which thirteen loans were in excess of one hundred thousand dollars in size and the remainder of which were less than one hundred thousand dollars each. The decrease in the non-performing loans can be attributed, to a large extent, to a large land development credit, which was transferred to OREO in the third quarter of 2011.

Our non-performing loans increased from $2,339 at December 31, 2009, to $4,034 at December 31, 2010. As of December 31, 2009, our non-performing loans were comprised of thirty-six loans of which eleven loans were in excess of one hundred thousand dollars in size and the remainder of which were less than one hundred thousand dollars each. As of December 31, 2010, our non-performing loans were comprised of forty-six loans of which thirteen loans are in excess of one hundred thousand dollars and the remainder of which are less than one hundred thousand dollars. The increase in the non-performing loans can be attributed to the following factors: (1) the addition of a large land development credit and two commercial loans, (2) the deterioration in the economic conditions both locally and regionally, and (3) the widely depressed housing and real estate construction market.

As of December 31, 2011, the total of the allowance for loan and lease losses was $6,711. Through the application of our ALLL methodology, the allowance reflects management's conservative view of the local economic conditions. As a result of the economic conditions in our market area and the level of non-performing loans, management has previously undertaken the following actions:

- Adjusted the credit policy to lower the maximum loan-to-value ratios on commercial real estate loans and certain consumer loans;
- Hired a former bank examiner to perform loan reviews on a full time basis and to enhance our allowance for loan and lease loss methodology for implementation, which did not have any appreciable impact on the amount of the allowance in the period adopted; and
- Contracted with a credit professional to assess the soundness of the small business underwriting function as well as the appropriateness of the Company's established methodology for determining the allowance for loan and lease losses.

As a result of the local and national weakness in the residential real estate industry, and to evaluate a potential loan loss, the Bank orders a current appraisal of the collateral securing such loan after it is 90 days delinquent to assess the current loan to value ratio. An appraisal is ordered in the case of commercial loans, if a loan has been downgraded and the current appraisal on file is at least one year old. Both residential and commercial appraisals continue to be discounted appropriately to the current loan to value requirements in the Bank's loan policy, in view of the weak real estate market.

Other Real Estate Owned

The Bank has eight properties in other real estate owned as of December 31, 2011. Of the eight properties, two are commercial with a carrying value of $1,000; the remaining six properties are residential. As of December 31, 2010 the Bank had five properties in other real estate owned, which represented four relationships. Three of the properties were commercial and two were residential.

As of December 31, 2011, the Bank had initiated foreclosure action on an additional eighteen residential properties with an unpaid principal balance of $2,413.

DEPOSITS

December 31,	2011	2010
Demand – Non-interest bearing	$ 134,799	$ 113,391
Demand – Interest bearing	85,111	70,989
Savings	120,269	113,382
Money markets	165,611	144,206
Time – Over $100,000	84,828	85,404
Time – Other	129,900	163,660
Total Deposits	$ 720,518	$ 691,032

The maturities of time deposits of $100,000 or more at December 31, 2011 are as follows:

Three months or less	$ 14,033
Over three months through six months	19,228
Over six months through twelve months	16,615
Over twelve months	34,952
Total	$ 84,828

The Company is largely relies on its core deposit base of checking and savings accounts to fund operations. Management has competitively priced its deposit products in checking, savings, money market and time deposits to provide a stable source of funding.

In general, as interest rates in the economy change, some deposits migrate towards investments with higher anticipated yields. Historically, the Bank's core deposits have been stable.

As of December 31, 2011 and 2010, the Company had Certificate of Deposit Account Registry Service ("CDARS") reciprocal deposits in the amount of $21.7 million and $22.1 million, respectively. The Bank also currently issues brokered certificates of deposit as an alternative to wholesale funding due to their favorable terms. The balance of this funding as of December 31, 2011 and 2010 was $23.2 million and $49.5 million, respectively. The brokered certificates of deposit issued were generally a low cost alternative to wholesale funding with the majority offered having a call feature optionality not provided by wholesale funding. As of December 31, 2011, the dollar amount of brokered deposits, exclusive of CDARS reciprocal deposits, was $23.2 million, or 3.2%, of total deposits, compared to $51.3 million, or 7.4%, at December 31, 2010.

LIQUIDITY

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

The Company remains in a highly liquid condition both in the short and long term. Sources of liquidity include the Company's U.S. Agency bond portfolios, additional deposits, earnings, overnight loans to and from other companies (Federal Funds) and lines of credit at the Federal Reserve Bank and the Federal Home Loan Bank (FHLB). The Company is not a party to any commitments, guarantees or obligations that could materially affect its liquidity.

The Company offers collateralized securities sold under agreements to repurchase, which have a one day maturity, as an alternative deposit option for its customers. The securities sold under agreements to repurchase are accounted for as a collateralized borrowing with a one day maturity and are collateralized by U.S. Agency securities. The Company also has long-term debt outstanding to the FHLB, which was used to purchase a Freddie Mac pool of residential mortgages. At December 31, 2011 the Company had $210,816 of available borrowing capacity with the FHLB, a Borrower-In-Custody (BIC) line of credit of $31,670 with the Federal Reserve Bank of Philadelphia, available borrowing capacity at the Discount Window of $15,848, an overnight Federal funds line of credit of $19,000 with PNC Bank, an overnight Federal funds line of credit of $5,000 with Wells Fargo and an overnight Federal funds line of credit of $5,000 with Atlantic Central Bankers Bank.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders. The Company's primary source of funds is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to the Company is generally restricted under Pennsylvania law to the retained earnings of the Bank.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2011 and 2010 are as follows:

	2011	2010
Commitments to extend credit:		
Fixed rate	$ 57,414	$ 53,011
Variable rate	$ 114,235	$ 96,036
Standby letters of credit	$ 19,054	$ 15,969

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

In January 2012, the Bank purchased land in Scranton, Pennsylvania to be used for construction of a new branch facility. The Bank has received regulatory approval for the establishment of this new branch office, which is expected to be operational during the fourth quarter of 2012.

CONTRACTUAL OBLIGATIONS

Long-tem debt

The loans from the Federal Home Loan Bank of Pittsburgh are secured by all of the Company's assets. The Company has agreed to maintain sufficient qualifying collateral to fully secure the borrowings below.

A summary of long-term debt, including amortizing principal and interest payments, at December 31, 2011 is as follows:

Monthly Installment	Fixed Rate	Maturity Date	Balance
Amortizing loans			
$ 29	1.84%	08/28/12	$ 227
90	3.10%	02/28/13	1,237
430	3.74%	03/13/13	6,293
18	2.66%	08/28/14	550
67	3.44%	03/02/15	2,411
13	3.48%	03/31/15	494
10	3.83%	04/02/18	677
186	4.69%	03/13/23	19,531
Total amortizing			31,420
Non-amortizing loans			
	3.27%	02/29/12	2,000
	3.49%	02/28/13	7,000
	2.89%	11/28/14	2,000
	2.58%	05/18/15	6,300
	3.32%	11/27/15	3,000
	2.36%	09/22/17	6,500
Total non-amortizing			26,800
Total long-term debt			$ 58,220

Aggregate maturities of long-term debt at December 31, 2011 are as follows:

December 31,	Principal
2012	$ 10,823
2013	11,094
2014	4,670
2015	11,135
2016	1,741
Thereafter	18,757
Total	$ 58,220

Operating leases

The Company leases the land upon which the Mount Pocono Office was built and the land upon which a drive-up ATM was built on Meadow Avenue, Scranton. The Company also leases space at several locations which are being used as remote banking facilities. Rental expense was $98 in 2011, $94 in 2010 and $87 in 2009. All leases contain renewal options. The Mount Pocono and the Meadow Avenue leases contain the right of first refusal for the purchase of the properties and provisions for annual rent adjustments based upon the Consumer Price Index.

Future minimum rental commitments under these leases at December 31, 2011 are as follows:

	Mount Pocono	Meadow Avenue	ATM Sites	Total
2012	$ 66	$ 25	$ 8	$ 99
2013	66	25	8	99
2014	66	25	6	97
2015	66	25	–	91
2016 and beyond	28	16	–	44
Total minimum payments required	$ 292	$ 116	$ 22	$ 430

RELATED PARTIES

The Company does not have any material transactions involving related persons or entities, other than traditional banking transactions, which are made on the same terms and conditions as those prevailing at the time for comparable transactions with unrelated parties. At December 31, 2011, the Bank has issued standby letters of credit for the accounts of related parties in the amount of $7,239.

CAPITAL RESOURCES

A strong capital position is important to the continued profitability of the Company and promotes depositor and investor confidence. The Company's capital provides a basis for future growth and expansion and also provides additional protection against unexpected losses.

Additional sources of capital are retained earnings from the operations of the Company and proceeds from the sale of additional shares of common stock. Management has no plans to offer additional shares of common stock at this time.

The Company's total risk-based capital ratio was 17.03% at December 31, 2011. The Bank's total risk-based capital ratio was 16.46% at December 31, 2011, which is more than the 10.00% ratio that Federal regulators use as the "well capitalized" threshold under the Federal prompt corrective action regulations. This is the current criteria which the FDIC uses in determining the lowest insurance rate for deposit insurance. The Bank's risk-based capital ratio is more than double the 8.00% minimum threshold, which determines whether a company is "adequately capitalized". Under these rules, the Bank could significantly increase its assets and still comply with these capital requirements without the necessity of increasing its equity capital. Reference should be made to the information about the Company's regulatory guidelines under the heading "General Notes to Financial Statements—Note 24 Regulatory Matters."

The following table presents changes in stockholders' equity of the Company for the periods indicated:

Years Ended December 31,	2011	2010
Balance at beginning of year	$ 121,922	$ 117,397
Net income	10,705	11,722
Other comprehensive income	1,877	(1,693)
Cash dividends declared	(5,504)	(5,504)
Total Stockholders' Equity	$ 129,000	$ 121,922

NON-GAAP FINANCIAL MEASURES

Core Earnings Calculation

Certain financial measures for 2011 reported herein exclude the effect of the reversal of a contingent liability recorded in the 2009 Merger. Management of the Company believes that investors' understanding of the Company's performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the Company's ongoing results of operations. These non-GAAP measures should not be considered a substitute for GAAP-basis measures and results. Our non-GAAP measures may not be comparable to non-GAAP measures of other companies. The Non-GAAP Reconciliation Schedule provides a disclosure of these non-GAAP financial measures to the most closely analogous measure determined in accordance with GAAP.

Certain financial measures for 2009 contained in this Form 10-K exclude costs related to the Company's acquisition of Old Forge Bank on April 1, 2009.

Merger costs of $1,550 for the year ended December 31, 2009, related to the merger with Old Forge Bank, consist primarily of investment banking costs, system conversion costs, valuation services, legal and accounting fees and severance payments.

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

	Years Ended December 31,		
Unadjusted (GAAP)	2011	2010	Change
Net interest income after provision for loan and lease losses	$ 29,938	$ 31,390	$ (1,452)
Non-interest income	12,668	12,152	516
Non-interest expense	(28,777)	(28,453)	(324)
Income tax (provision) benefit	(3,124)	(3,367)	243
Net income	10,705	11,722	(1,017)
Adjustments			
Non-interest income			
Reversal of a contingent liability recorded in the Merger	(500)	-	(500)
Total adjustments pre-tax	(500)	-	(500)
Income tax provision (benefit)	170	-	170
After tax adjustments to GAAP	(330)	-	(330)
Adjusted "net income from core operations"	$ 10,375	$ 11,722	$ (1,347)
Adjusted Return on Average Assets	1.11%	1.32%	
Adjusted Return on Average Equity	8.22%	9.74%	
Adjusted Dividend Payout Ratio	53.00%	46.93%	

Return on average equity (ROE) and return on average assets (ROA) for the year ended December 31, 2011 was 8.48% (8.22% excluding the reversal of a contingent liability) and 1.15% (1.11% excluding the reversal of a contingent liability), respectively. ROE was 9.74% and ROA was 1.32% for the same period last year. The dividend payout ratio was 51.38% (53.00% excluding the reversal of a contingent liability) for December 31, 2011, and 46.93% for the same period last year.

Unadjusted (GAAP)	Years Ended December 31, 2010	2009	Change
Net interest income after provision for loan and lease losses	$ 31,390	$ 28,311	$ 3,079
Non-interest income	12,152	10,369	1,783
Non-interest expense	(28,453)	(28,420)	(33)
Income tax (provision) benefit	(3,367)	(1,888)	(1,479)
Net income	11,722	8,372	3,350
Adjustments			
Non-interest expense			
Merger related costs	-	1,550	(1,550)
Total Adjustments pre-tax	-	1,550	(1,550)
Income tax provision (benefit) (25%[1]/34% tax rate)	-	381	(381)
After tax adjustments to GAAP	-	1,169	(1,169)
Adjusted net income	$ 11,722	$ 9,541	$ 2,181
Return on Average Assets	1.32%	1.18%	
Return on Average Equity	9.74%	9.03%	
Dividend Payout Ratio	46.93%	52.66%	

Return on average equity (ROE) and return on average assets (ROA) for the year ended December 31, 2010 was 9.74% and 1.32%, respectively. ROE was 7.93% (9.03% excluding the Merger costs) and ROA was 1.04% (1.18% excluding the Merger costs) for the same period last year. The dividend payout ratio for December 31, 2010 was 46.93% and 60.00% (52.66% excluding the Merger costs) for the same period last year.

Allowance for Loan and Lease Losses and Credit Fair Value Adjustment

The Company has provided for anticipated loan and lease losses through the allowance for loan and lease losses and a credit fair value adjustment on loans acquired, as shown below:

	December 31, 2011	December 31, 2010
Loans, net of unearned income	$ 631,522	$ 615,105
Credit fair value adjustment on purchased loans	2,343	3,579
Total adjusted loans	$ 633,865	$ 618,684

	December 31, 2011	December 31, 2010
Allowance for loan and lease losses	$ 6,711	$ 6,500
Credit fair value adjustment on purchased loans	2,343	3,579
Total adjusted allowance	$ 9,054	$ 10,079
Total adjusted allowance to adjusted loans	1.43%	1.63%

Management believes that the above information, as to the Company's evaluation of probable credit losses and its effect on results of operations and financial condition, is useful to investors.

[1] Income tax effect calculation is 34% except for the portion of the merger costs that are non-deductible.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company currently does not enter into derivative financial instruments, which include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. However, the Company is party to traditional financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and letters of credit. These traditional instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

The Company's exposure to market risk is reviewed on a regular basis by the Bank's board of directors. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include the standard GAP report and an interest rate shock simulation report. The Company has no market risk sensitive instruments held for trading purposes. Management believes the Company's market risk is reasonable at this time.

The following table provides information about the Company's market rate sensitive instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (e.g., DDA, interest checking, savings and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based on the Company's historical experience, management's judgment, and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

ASSET/LIABILITY MANAGEMENT

The Company's policy is to match its level of rate-sensitive assets and rate-sensitive liabilities within a limited range, thereby reducing its exposure to interest rate fluctuations. While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate-sensitivity is to measure, over a variety of time periods, the differences in the amounts of the Company's rate-sensitive assets and rate-sensitive liabilities. These differences, or "gaps", provide an indication of the extent to which net interest income may be affected by future changes in interest rates. A positive gap exists when rate-sensitive assets exceed rate-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprise during a given period. This mismatch may enhance earnings in a rising interest rate environment and may inhibit earnings when interest rates decline. Conversely, when rate-sensitive liabilities exceed rate-sensitive assets, referred to as a negative gap, it indicates that a greater volume of liabilities than assets may reprise during the period. In this case, a rising interest rate environment may inhibit earnings and declining interest rates may enhance earnings. However, because interest rates for different asset and liability products offered by financial institutions respond differently, the gap is only a general indicator of interest rate sensitivity.

The Bank has active Asset/Liability and Pricing Committees, which measure the interest rate variances for the impact on its net interest margin, in accordance with Interagency Advisory on interest rate risk management, as well as, monitoring interest rate caps and floors on loans.

MATURITIES AND SENSITIVITY OF MARKET RISK AS OF DECEMBER 31, 2011

The table below presents States and political subdivisions securities and loans on a fully taxable equivalent basis.

	2012	2013	2014	2015	2016	Thereafter	Non-Rate Sensitive	Total	Fair Value
ASSETS									
Fixed interest rate securities:									
U.S. Agency obligations	$ 32,120	$ 17,018	$ 15,005	$ 13,842	$ –	$ –	$ –	$ 77,985	$ 77,985
Yield	*1.13%*	*1.20%*	*1.24%*	*1.31%*	–	–	–	*1.20%*	–
Mortgage-backed securities	9,710	6,719	5,070	4,187	3,433	9,579	–	38,698	39,899
Yield	*3.92%*	*3.65%*	*3.52%*	*3.48%*	*3.47%*	*3.53%*	–	*3.64%*	–
State & political subdivisions	10,026	4,915	3,191	3,939	6,491	38,636	–	67,198	67,238
Yield	*8.85%*	*7.54%*	*7.29%*	*6.97%*	*6.76%*	*6.55%*	–	*7.04%*	–
Corporate Securities	1,004	–	–	–	–	–	–	1,004	1,004
Yield	*1.09%*	–	–	–	–	–	–	*1.09%*	–
Variable interest rate securities:									
Mortgage-backed securities	5,254	126	–	–	–	–	–	5,380	5,385
Yield	*2.29%*	*1.61%*	–	–	–	–	–	*2.28%*	–
Other	943	–	–	–	–	–	–	943	943
Yield	*1.49%*	–	–	–	–	–	–	*1.49%*	–
Fixed interest rate loans:									
Real estate mortgages	48,446	40,539	31,646	24,314	16,530	22,506	–	183,981	192,975
Yield	*5.89%*	*5.84%*	*5.82%*	*5.79%*	*5.73%*	*5.38%*	–	*5.77%*	–
Commercial	15,920	5,501	7,579	8,155	2,462	18,058	–	57,675	61,654
Yield	*5.67%*	*6.26%*	*5.80%*	*3.99%*	*6.16%*	*6.26%*	–	*5.71%*	–
Consumer and other	13,702	10,212	7,234	4,125	1,366	4,069	–	40,708	41,367
Yield	*6.21%*	*6.26%*	*5.92%*	*5.40%*	*5.24%*	*5.01%*	–	*5.94%*	–
Variable interest rate loans:									
Real estate mortgages	125,104	38,326	30,658	20,567	9,701	4,194	–	228,550	229,862
Yield	*4.51%*	*5.40%*	*5.04%*	*5.69%*	*5.24%*	*5.12%*	–	*4.88%*	–
Commercial	86,449	3,146	4,965	6,001	7,483	36	–	108,080	106,346
Yield	*3.93%*	*5.59%*	*5.61%*	*5.53%*	*5.84%*	*5.35%*	–	*4.31%*	–
Consumer and other	12,528	–	–	–	–	–	–	12,528	12,483
Yield	*5.61%*	–	–	–	–	–	–	*5.61%*	–
Less: Allowance for loan and lease losses	–	–	–	–	–	6,711	–	6,711	–
Federal Home Loan Bank stock	–	–	–	–	–	–	4,953	4,953	4,953
Yield	–	–	–	–	–	–	–	–	–
Interest bearing balances with banks	21,296	–	–	–	–	–	–	21,296	21,296
Yield	*.25%*	–	–	–	–	–	–	*.25%*	–
Bank owned life insurance	15,870	–	–	–	–	–	–	15,870	15,870
Yield	*4.73%*	–	–	–	–	–	–	*4.73%*	–
Cash and due from banks	–	–	–	–	–	–	13,184	13,184	13,184
Goodwill	–	–	–	–	–	–	26,398	26,398	–
Other assets	–	–	–	–	–	–	26,954	26,954	–
Total Assets	**$ 398,372**	**$ 126,502**	**$ 105,348**	**$ 85,130**	**$ 47,466**	**$ 90,367**	**$ 71,489**	**$ 924,674**	**$ 892,444**
LIABILITIES AND STOCKHOLDERS' EQUITY									
Variable interest rate deposits:									
Demand-Interest bearing	$ 15,847	$ –	$ –	$ –	$ –	$ 69,264	$ –	$ 85,111	$ 85,111
Yield	*.86%*	–	–	–	–	*.17%*	–	*.30%*	–
Savings	11,702	–	–	–	–	108,567	–	120,269	120,269
Yield	*.25%*	–	–	–	–	*.25%*	–	*.25%*	–
Money markets	165,611	–	–	–	–	–	–	165,611	165,611
Yield	*.38%*	–	–	–	–	–	–	*.38%*	–
Fixed interest rate deposits:									
Time-Over $100,000	49,876	14,832	9,676	2,771	6,862	811	–	84,828	86,185
Yield	*1.54%*	*1.61%*	*1.65%*	*2.62%*	*2.25%*	*3.13%*	–	*1.67%*	–
Time-Other	81,980	15,561	10,416	5,588	8,529	7,826	–	129,900	131,978
Yield	*.79%*	*1.55%*	*2.16%*	*2.66%*	*2.24%*	*2.51%*	–	*1.27%*	–
Demand-Non-interest bearing	–	–	–	–	–	–	134,799	134,799	134,799
Repurchase agreements	9,981	–	–	–	–	–	–	9,981	9,981
Yield	*.35%*	–	–	–	–	–	–	*.35%*	–
Long-term borrowings	11,318	10,693	4,699	11,074	1,758	18,678	–	58,220	62,125
Yield	*3.63%*	*3.65%*	*3.59%*	*3.10%*	*4.63%*	*3.87%*	–	*3.64%*	–
Other liabilities	–	–	–	–	–	–	6,955	6,955	–
Stockholders' equity	–	–	–	–	–	–	129,000	129,000	–
Total Liabilities and Stockholders' Equity	**$ 346,315**	**$ 41,086**	**$ 24,791**	**$ 19,433**	**$ 17,149**	**$ 205,146**	**$ 270,754**	**$ 924,674**	**$ 796,059**
Excess of assets (liabilities) Subject to interest rate change	**$ 52,057**	**$ 85,416**	**$ 80,557**	**$ 65,697**	**$ 30,317**	**$(114,779)**	**$ (199,265)**	**$ –**	

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
(in thousands, except per share amounts)

Consolidated Balance Sheets

December 31,	2011	2010
Cash and due from banks	$ 13,184	$ 11,585
Interest bearing balances with banks	21,296	2,634
Cash and Cash Equivalents	34,480	14,219
Investment securities:		
Available-for-sale, at fair value	167,486	173,297
Held-to-maturity (fair value of $24,969 and $45,218, respectively)	23,722	43,747
Total Investment Securities	191,208	217,044
Loans, net of unearned income	631,522	615,105
Less: Allowance for loan and lease losses	6,711	6,500
Loans, Net	624,811	608,605
Bank premises and equipment	13,095	13,406
Other real estate owned	1,571	803
Accrued interest receivable	3,252	3,809
Goodwill	26,398	26,398
Bank owned life insurance	15,870	15,380
Federal Home Loan Bank stock	4,953	6,082
Other assets	9,036	10,341
Total Assets	**$ 924,674**	**$ 916,087**
Deposits:		
Non-interest bearing	$ 134,799	$ 113,391
Interest bearing	585,719	577,641
Total Deposits	720,518	691,032
Other borrowed funds:		
Securities sold under agreements to repurchase	9,981	19,394
Short-term borrowings	-	8,688
Long-term borrowings	58,220	68,835
Accrued interest payable	1,010	1,128
Other liabilities	5,945	5,088
Total Liabilities	**795,674**	**794,165**
Common stock; $.01 par value, 15,000,000 shares authorized, 3,276,079 shares issued and outstanding	33	33
Surplus	48,865	48,865
Retained earnings	79,505	74,304
Accumulated other comprehensive income	597	(1,280)
Total Stockholders' Equity	**129,000**	**121,922**
Total Liabilities and Stockholders' Equity	**$ 924,674**	**$ 916,087**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

Years Ended December 31,	*2011*	*2010*	*2009*
Interest and fees on loans	$ 33,585	$ 34,633	$ 32,399
Interest and dividends on investments:			
U.S. Treasury securities and U.S. Agency obligations	2,724	2,855	3,306
States & political subdivisions	3,273	4,197	4,395
Other securities	64	51	39
Interest on Federal funds sold	2	-	-
Interest on balances with banks	10	9	12
Total Interest Income	**39,658**	**41,745**	**40,151**
Interest on time deposits of $100,000 or more	1,436	2,173	1,726
Interest on other deposits	3,522	3,455	4,815
Interest on other borrowed funds	2,381	2,728	3,039
Total Interest Expense	**7,339**	**8,356**	**9,580**
Net Interest Income	**32,319**	**33,389**	**30,571**
Provision for loan and lease losses	2,381	1,999	2,260
Net Interest Income After Provision for Loan and Lease Losses	**29,938**	**31,390**	**28,311**
Trust department income	1,563	1,493	1,392
Service charges on deposit accounts	2,047	2,163	1,939
Merchant transaction income	4,670	4,521	4,379
Brokerage fee income	253	340	348
Cardholder discounts	916	799	665
Other fee income	786	771	727
Bank-owned life insurance	490	538	470
Gain on sale of mortgage loans	474	682	356
Other operating income	881	287	7
Impairment losses on investment securities	(78)	-	(787)
Realized gains on securities, net	666	558	873
Total Non-Interest Income	**12,668**	**12,152**	**10,369**
Salaries and employee benefits	13,687	13,081	12,551
Expense of premises and equipment, net	3,561	3,547	3,246
Merchant transaction expenses	3,166	3,139	3,085
Merger related costs	-	-	1,550
FDIC insurance assessments	450	1,150	968
Legal and professional expenses	678	694	442
Advertising expense	494	605	409
Bank shares tax	862	805	1,039
Outside services	820	781	615
Director fees	530	550	568
Other operating expenses	4,529	4,101	3,947
Total Non-Interest Expenses	**28,777**	**28,453**	**28,420**
Income before income taxes	13,829	15,089	10,260
Applicable income taxes	3,124	3,367	1,888
Net Income	**$ 10,705**	**$ 11,722**	**$ 8,372**
Earnings Per Share	**$ 3.27**	**$ 3.58**	**$ 2.80**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2011, 2010 and 2009

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2008	$ 21	$ 10,819	$ 64,745	$ (1,943)	$ 73,642
Fair value of consideration exchanged in merger	12	38,046	–	–	38,058
Comprehensive income:					
Net income, 2009	–	–	8,372	–	8,372
Other comprehensive income, net of tax					
Unrealized gains on securities, net of reclassification adjustment	–	–	–	2,069	2,069
Unrealized gains on employee benefit plans, net	–	–	–	287	287
Other comprehensive income				2,356	2,356
Comprehensive income					10,728
Cash dividends declared ($1.68 per share)	–	–	(5,031)	–	(5,031)
Balance, December 31, 2009	33	48,865	68,086	413	117,397
Comprehensive income:					
Net income, 2010	–	–	11,722	–	11,722
Other comprehensive income, net of tax					
Unrealized losses on securities, net of reclassification adjustment	–	–	–	(1,195)	(1,195)
Unrealized losses on employee benefit plans, net	–	–	–	(498)	(498)
Other comprehensive income				(1,693)	(1,693)
Comprehensive income					10,029
Cash dividends declared ($1.68 per share)	–	–	(5,504)	–	(5,504)
Balance, December 31, 2010	33	48,865	74,304	(1,280)	121,922
Comprehensive income:					
Net income, 2011	–	–	10,705	–	10,705
Other comprehensive income, net of tax					
Unrealized gains on securities, net of reclassification adjustment	–	–	–	2,827	2,827
Unrealized losses on employee benefit plans, net	–	–	–	(950)	(950)
Other comprehensive income				1,877	1,877
Comprehensive income					12,582
Cash dividends declared ($1.68 per share)	–	–	(5,504)	–	(5,504)
Balance, December 31, 2011	**$ 33**	**$ 48,865**	**$ 79,505**	**$ 597**	**$ 129,000**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2011	2010	2009
Net income	$ 10,705	$ 11,722	$ 8,372
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,050	1,088	997
Provision for loan and lease losses	2,381	1,999	2,260
Deferred income tax provision	307	737	60
Amortization of securities (net of accretion)	494	464	486
Accretion of purchase accounting fair value adjustment (net of amortization)	(649)	(913)	(1,075)
Increase in cash surrender value of life insurance	(490)	(538)	(469)
Other-than-temporary impairment loss	78	–	787
Net realized gains on securities	(666)	(558)	(873)
Loss (gain) on other real estate	262	(12)	25
Decrease in interest receivable	557	508	206
Decrease (increase) in other assets	2	(570)	(122)
(Decrease) increase in income taxes payable	(756)	788	(469)
Decrease in interest payable	(118)	(189)	(140)
(Decrease) increase in other liabilities	(349)	11	493
Net cash provided by operating activities	**12,808**	**14,537**	**10,538**
Purchase of investment securities available-for-sale	(28,312)	(54,587)	(63,292)
Purchase of investment securities to be held-to-maturity	–	(12,732)	–
Proceeds from sales and maturities of investment securities available-for-sale	34,338	24,542	34,792
Proceeds from repayments of investment securities available-for-sale	4,305	4,205	3,891
Proceeds from repayments of investment securities to be held-to-maturity	19,883	15,741	15,438
Net loans originated	(19,420)	(13,059)	(4,626)
Proceeds from other real estate	1,141	827	538
Purchase of life insurance contract	–	(450)	–
Investment in premises and equipment	(739)	(2,098)	(1,426)
Proceeds from FHLB share buyback	1,129	320	–
Net cash paid in merger	–	–	(12,645)
Net cash provided (used) by investing activities	**12,325**	**(37,291)**	**(27,330)**
Net increase in demand and savings deposits	63,822	2,453	38,274
Net (decrease) increase in time deposits	(34,474)	43,425	4,955
(Decrease) increase in repurchase agreements	(9,413)	1,226	(10,987)
Net (decrease) increase in short-term borrowings	(8,688)	(18,742)	(1,774)
Increase in long-term borrowings	–	12,800	8,000
Payments on long-term borrowings	(10,615)	(12,059)	(12,626)
Cash dividends paid	(5,504)	(5,504)	(5,031)
Net cash (used) provided by financing activities	**(4,872)**	**23,599**	**20,811**
Net increase in cash and cash equivalents	20,261	845	4,019
Cash and cash equivalents at January 1	14,219	13,374	9,355
Cash and cash equivalents at December 31	**$ 34,480**	**$ 14,219**	**$ 13,374**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Penseco Financial Services Corporation (Company) is a financial holding company incorporated under the laws of Pennsylvania. It is the parent company of Penn Security Bank and Trust Company (Bank), a Pennsylvania state chartered bank.

The Company operates twelve banking offices under a state bank charter and provides full banking services, including trust services, to individual and corporate customers primarily in Northeastern Pennsylvania. The Company's primary deposit products are savings and demand deposit accounts and certificates of deposit. Its primary lending products are real estate, commercial and consumer loans.

The Company's revenues are attributable to a single reportable segment; therefore segment information is not presented.

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry.

BASIS OF PRESENTATION

The Financial Statements of the Company have been consolidated with those of its wholly-owned subsidiary, Penn Security Bank and Trust Company and its subsidiaries, eliminating all intercompany items and transactions.

The Statements are presented on the accrual basis of accounting.

On April 1, 2009, the Company completed its acquisition of Old Forge Bank in a cash and stock transaction valued at approximately $55.5. The Merger was accounted for using the acquisition method of accounting and, accordingly, the assets and liabilities of Old Forge Bank have been recorded at their respective fair values on the date the Merger was completed. The Merger was effected by payment of $17.4 in cash and the issuance of 1,128,079 shares of Company common stock to former Old Forge Bank shareholders. Each share of Old Forge Bank common stock that was exchange for stock consideration was exchanged for 2.9012 shares of Company common stock, with any fractional shares as a result of the exchange paid to Old Forge Bank shareholders in cash based on $35.255 per share of Company stock. The operations of OFB prior to April 1, 2009 are not included in the accompanying consolidated financial statements.

All information is presented in thousands of dollars, except per share amounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan and lease losses and the valuation of other real estate owned acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and lease losses and other real estate owned, management obtains independent appraisals for significant properties.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2009, the Financial Accounting Standards Board (FASB) issued ASU 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force.* ASU 2009-13 establishes new guidance related to the revenue recognition in situations with multiple-element arrangements. The new guidance requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. The accounting guidance became effective for the Company on January 1, 2011 and did not have a significant impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06 *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* ASU 2010-06 requires new fair value measurement disclosures about transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements (purchases, sales, issuances, and settlements on a gross basis). ASU 2010-06 also clarifies existing disclosures about the level of disaggregation and about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures were effective for the Company January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were effective for the Company January 1, 2011. The adoption of this standard expanded existing disclosures but did not impact the Company's financial position, results of operation and cash flows.

In July 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU 2010-20 requires more robust and disaggregated disclosures about the credit quality of financing receivables and allowances for credit losses, including disclosure about credit quality indicators, past due information and modifications of finance receivables. The disclosures as of the end of a reporting period were effective for the Company for the year ended December 31, 2010. The disclosures about activity that occurs during a reporting period were effective for the Company for the year beginning January 1, 2011. The adoption of this guidance significantly expanded the existing disclosure requirements but did not have an impact on the Company's financial position, results of operation and cash flows.

In December 2010, the FASB issued ASU 2010-28, *Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The provisions of ASU 2010-28 were effective for the Company's reporting period ending March 31, 2011. As of December 31, 2011, the Company had no operating units with zero or negative carrying amounts or reporting units where there was a reasonable possibility of failing Step 1 of the goodwill impairment test. As a result, the adoption of ASU 2010-28 did not have a material impact on the Company's financial position, results of operation and cash flows.

In April 2011, the FASB issued ASU 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* This ASU does not change the basic concept that a loan modification constitutes a troubled debt restructuring (TDR) if both of the following conditions are met: (a) the lender has granted a concession and (b) the borrower is experiencing financial difficulties. However, ASU 2011-02 provides clarifying guidance around various issues where the FASB believed there to be diversity in practice. This guidance was effective for periods beginning in the quarter ended September 30, 2011. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.* The ASU amends FASB guidance relating to repurchase agreements. The amendments change the effective control assessment by removing the criterion that required the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. Instead, the amendments focus the assessment of effective control on the transferor's rights and obligations with respect to the transferred financial assets and not whether the transferor has the practical ability to perform in accordance with those rights or obligations. The amended guidance is effective for transactions or modifications of existing transactions that occur in interim and annual periods beginning on or after December 15, 2011. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This ASU updates accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective during interim and annual periods beginning after December 15, 2011. The guidance will primarily impact the Company's disclosures, but otherwise is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* The new accounting guidance relates to the presentation of comprehensive income eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance will only impact the presentation of other comprehensive income in the financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* The FASB issued this guidance to amend and simplify the rules related to testing goodwill for impairment. The revised guidance allows an entity to make an initial qualitative evaluation, based on the entity's events and circumstances, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment determine whether it is necessary to perform the currently required two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this guidance will not have a material effect on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* The ASU defers changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. The ASU indefinitely defers the requirement in ASU No. 2011-05 to present items that are reclassified from other comprehensive income (OCI) to net income in the statement(s) where the components of net income and the components of OCI are presented. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance will only impact the presentation of other comprehensive income in the financial statements.

INVESTMENT SECURITIES

Investments in securities are classified in two categories and accounted for as follows:

Securities Held-to-Maturity Bonds, notes, debentures and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the straight-line basis, which approximates the interest method, over the remaining period to maturity.

Securities Available-for-Sale Bonds, notes, debentures, mortgage-backed securities and certain equity securities not classified as securities to be held to maturity are carried at fair value with unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders' equity until realized.

The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

Realized gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are reported as a separate component of other income in the Statements of Income. Unrealized gains and losses are included as a separate item in computing comprehensive income.

Investment securities are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the security. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

LOANS AND PROVISION (ALLOWANCE) FOR LOAN AND LEASE LOSSES

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees and the allowance for loan and lease losses. Interest is accrued daily on the outstanding balances.

Loans are generally placed on non-accrual status when principal or interest is past due 90 days or when payment in full is not anticipated. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

The allowance for loan and lease losses is based on past loan loss experience, management's evaluation of the potential loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgment, deserve current recognition in estimating loan and lease losses. The provision for loan and lease losses charged to operating expense is that amount which is sufficient to bring the balance of the allowance for loan and lease losses to an adequate level to absorb probable losses.

The Bank follows its systematic methodology in accordance with the FFIEC Interagency Policy Statements, as amended, and GAAP in assessing the adequacy of the allowance account. Under GAAP, the adequacy of the allowance account is determined based on the provisions of FASB ASC 310 for loans specifically identified to be individually evaluated for impairment and the requirements of FASB ASC 450 for large groups of smaller balance homogeneous loans to be collectively evaluated for impairment. Loans are identified by the Bank's rating system, past due reports, watch list and subjectivity to economic factors and are then collectively evaluated for impairment with others utilizing standard criteria. Consideration is given to current local economic conditions which the Company classified as recessionary throughout the periods covered by these financial statements.

Our historical analysis of loss factors, which utilizes a rolling twenty quarters, was refined in the third quarter of 2010 to assign greater weight to the four quarters of the previous five years that reflected the greatest loan loss allowances. This change in our methodology is designed to better address deterioration in local economic conditions. The Bank's loan portfolio is concentrated in real estate with approximately 80% of the portfolio secured by residential or commercial real estate, located mainly in the counties in which the Bank operates and, therefore, the Bank also took into account the decline in real estate sales and new construction in our market area and the drop in real estate values within the market area.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Provision for depreciation and amortization, computed principally on the straight-line method, is charged to operating expenses over the estimated useful lives of the assets. Maintenance and repairs are charged to current expense as incurred.

LOAN SERVICING

The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset within other assets and is being amortized in proportion to and over the period of estimated net servicing income.

Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

ADVERTISING EXPENSES

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009, amounted to $494, $605 and $409, respectively.

INCOME TAXES

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) as well as deferred taxes on temporary differences, between the amount of taxable income and pre-tax financial income and between the tax bases of assets and liabilities and their reported amounts in the Financial Statements. Deferred tax assets and liabilities are included in the Financial Statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2008.

PENSION AND POSTRETIREMENT BENEFITS EXPENSE

The Company sponsors various pension plans covering substantially all employees. The Company also provides post-retirement benefit plans other than pensions, consisting principally of life insurance benefits, to eligible retirees. The liabilities and annual income or expense of the Company's pension and other post-retirement benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair values of plan assets are determined based on prevailing market prices or estimated fair value for investments with no available quoted prices.

STOCK APPRECIATION RIGHTS EXPENSE

The compensation expense recognized for the Company's stock appreciation rights (SARs) is recorded over the vesting period (five years). The fair value of the SARs is estimated using a Black-Scholes option-pricing model. Reference should be made to the information about the Company's benefit plans under the heading "General Notes to Financial Statements — Note 17 Benefit Plans".

CASH FLOWS

For purposes of the Statements of Cash Flows, cash and cash equivalents include cash on hand, due from banks, interest bearing balances with banks and Federal funds sold for a one-day period.

The Company paid interest and income taxes during the years ended December 31, 2011, 2010 and 2009 as follows:

	2011	2010	2009
Income taxes paid	$ 2,315	$ 2,600	$ 1,699
Interest paid	$ 7,457	$ 8,545	$ 9,720

Non-cash transactions during the years ended December 31, 2011, 2010 and 2009, comprised entirely of the net acquisition of real estate in the settlement of loans, amounted to $1,647, $1,099 and $927, respectively.

LONG-LIVED ASSETS

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amounts of the assets might not be recoverable.

TRUST ASSETS AND INCOME

Assets held by the Company in a fiduciary or agency capacity for its customers are not included in the Financial Statements since such items are not assets of the Company. Trust income is reported on the accrual basis of accounting.

EARNINGS PER SHARE

Basic earnings per share are computed on the weighted average number of common shares outstanding. For the years ended December 31, 2011, 2010 and 2009, the weighted average number of common shares outstanding was 3,276,079, 3,276,079, and 2,994,059, respectively. A calculation of diluted earnings per share is not applicable to the Company, as there is no current expectation that additional common shares will be issued to fund employee benefit plans or incentive compensation awards.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 — CASH AND DUE FROM BANKS

Cash and due from banks are summarized as follows:

December 31,	2011	2010
Cash items in process of collection	$ 6,878	$ 5,339
Non-interest bearing balances	394	719
Cash on hand	5,912	5,527
Total	$ 13,184	$ 11,585

The Company may, from time to time, maintain bank balances with other financial institutions in excess of FDIC insured amounts. Management is not aware of any evidence that would indicate that such deposits are at risk.

NOTE 3 — INVESTMENT SECURITIES

The amortized cost and fair value of investment securities at December 31, 2011 and 2010 are as follows:

Available-for-Sale

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 77,150	$ 847	$ 12	$ 77,985
Mortgage-backed securities	21,270	896	–	22,166
States & political subdivisions	61,405	3,987	4	65,388
Corporate securities	1,002	2	–	1,004
Total Debt Securities	160,827	5,732	16	166,543
Equity securities	709	288	54	943
Total Available-for-Sale	$ 161,536	$ 6,020	$ 70	$ 167,486

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 78,993	$ 620	$ 319	$ 79,294
Mortgage-backed securities	25,686	709	25	26,370
States & political subdivisions	62,381	839	662	62,558
Corporate securities	4,077	13	–	4,090
Total Debt Securities	171,137	2,181	1,006	172,312
Equity securities	494	540	49	985
Total Available-for-Sale	$ 171,631	$ 2,721	$ 1,055	$ 173,297

Held-to-Maturity

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 21,912	$ 1,207	$ –	$ 23,119
States & political subdivisions	1,810	40	–	1,850
Total Held-to-Maturity	$ 23,722	$ 1,247	$ –	$ 24,969

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 28,877	$ 1,161	$ 24	$ 30,014
States & political subdivisions	14,870	334	–	15,204
Total Held-to-Maturity	$ 43,747	$ 1,495	$ 24	$ 45,218

Equity securities at December 31, 2011 and 2010 consisted primarily of other financial institutions' stock.

A summary of transactions involving available-for-sale debt securities in 2011, 2010 and 2009 are as follows:

December 31,	2011	2010	2009
Proceeds from sales	$ 15,318	$ 8,897	$ 25,568
Gross realized gains	145	66	1,029
Gross realized losses	-	4	142

Investment securities with amortized costs and fair values of $150,152 and $155,959, respectively, at December 31, 2011 and $129,004 and $131,757, respectively, at December 31, 2010, were pledged to secure trust funds, public deposits and for other purposes as required by law.

The amortized cost and fair value of debt securities at December 31, 2011 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2011	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less:				
U.S. Agency securities	$ 12,030	$ 12,163	$ -	$ -
Corporate securities	1,002	1,004	-	-
After one year through five years:				
U.S. Agency securities	65,120	65,822	-	-
States & political subdivisions	194	199	-	-
After five years through ten years:				
States & political subdivisions	5,472	5,589	1,810	1,850
After ten years:				
States & political subdivisions	55,739	59,600	-	-
Subtotal	139,557	144,377	1,810	1,850
Mortgage-backed securities	21,270	22,166	21,912	23,119
Total Debt Securities	$ 160,827	$ 166,543	$ 23,722	$ 24,969

The gross fair value and unrealized losses of the Company's investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010 are as follows:

	Less than twelve months		Twelve months or more		Totals	
December 31, 2011	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Agency securities	$ 13,001	$ 12	$ -	$ -	$ 13,001	$ 12
States & political subdivisions	489	4	-	-	489	4
Equities	136	29	100	25	236	54
Total	$ 13,626	$ 45	$ 100	$ 25	$ 13,726	$ 70

	Less than twelve months		Twelve months or more		Totals	
December 31, 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Agency securities	$ 28,662	$ 319	$ -	$ -	$ 28,662	$ 319
Mortgage-backed securities	25,554	49	-	-	25,554	49
States & political subdivisions	23,627	582	721	80	24,348	662
Equities	236	49	-	-	236	49
Total	$ 78,079	$ 999	$ 721	$ 80	$ 78,800	$ 1,079

The table at December 31, 2011, includes ten securities that have unrealized losses for less than twelve months and five securities that have been in an unrealized loss position for twelve or more months. The table at December 31, 2010, includes fifty-one securities that have unrealized losses for less than twelve months and two securities that have been in an unrealized loss position for twelve or more months

In 2011 and 2009, the Company recorded other-than-temporary impairment charges of $78 and $787, respectively, related to the Company's equity investment portfolio containing stock of financial institutions. Prior to these impairment charges, the decline in value of the securities was recorded as unrealized losses on securities available-for-sale and reflected as a reduction in stockholders' equity through other comprehensive income. The Company did not record any other-than-temporary impairment charges in 2010.

U.S. Agency Securities

The unrealized losses on the Company's investments in U.S. Agency securities were caused by interest rate fluctuations. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

Mortgage-backed Securities

The unrealized losses on the Company's investments in mortgage-backed securities were caused by interest rate fluctuations. The contractual cash flows of these investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

States and Political Subdivisions

The unrealized losses on the Company's investments in states and political subdivisions were caused by interest rate fluctuations and not credit quality. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

Marketable Equity Securities

The unrealized losses on the Company's investments in marketable equity securities were caused by interest rate fluctuations and general market conditions. The Company's investments in marketable equity securities consist primarily of investments in common stock of companies in the financial services industry. The Company has analyzed its equity portfolio and determined that the market value fluctuation in these equity securities is not a cause for recognition of a current loss. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their cost bases, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

NOTE 4 — LOANS

Major classifications of loans are as follows:

December 31,	2011	2010
Loans secured by real estate:		
Construction and land development		
Residential real estate	$ 5,064	$ 7,799
Commercial real estate	20,541	28,345
Secured by 1-4 family residential properties:		
Revolving, open-end loans	30,897	33,102
Secured by first liens	214,198	225,105
Secured by junior liens	21,858	21,233
Secured by multi-family properties	9,626	8,062
Secured by non-farm, non-residential properties	188,334	179,619
Commercial and industrial loans to U.S. addressees	55,482	36,190
Loans to individuals for household, family and other personal expenditures:		
Credit card and related plans	3,242	3,327
Other (installment and student loans, etc.)	49,574	52,536
Obligations of states & political subdivisions	23,110	9,882
All other loans	9,596	9,906
Gross Loans	631,522	615,106
Less: Unearned income on loans	–	1
Loans, net of unearned income	$ 631,522	$ 615,105

Loans on which the accrual of interest has been discontinued or reduced amounted to $3,166, $4,034 and $2,339 at December 31, 2011, 2010 and 2009, respectively. If interest on those loans had been accrued, such income would have been $227, $219 and $90 for 2011, 2010 and 2009, respectively. Interest income on those loans, which is recorded only when received, amounted to $0, $104 and $52 for 2011, 2010 and 2009, respectively. Also, at December 31, 2011 and 2010, the Bank had loans totaling $774 and $1,630, respectively, which were past due 90 days or more and still accruing interest.

The Company has not engaged in any sub-prime residential mortgage lending. Therefore, the Company is not subject to any credit risks associated with such loans. The Company's loan portfolio consists primarily of residential and commercial mortgage loans secured by properties located in Northeastern Pennsylvania and subject to what the Company believes are conservative underwriting standards.

Age Analysis of Past Due Loans
As of December 31, 2011

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial	$ 23	$ -	$ 477	$ 500	$ 87,688	$ 88,188	$ -
Commercial real estate:							
Commercial real estate - construction	-	-	-	-	20,541	20,541	-
Commercial real estate - other	331	-	602	933	187,401	188,334	11
Consumer:							
Consumer - credit card	34	11	6	51	3,191	3,242	6
Consumer - other	28	-	10	38	6,825	6,863	-
Consumer - auto	156	5	24	185	29,889	30,074	3
Student loans - TERI	14	62	61	137	6,117	6,254	-
Student loans - other	243	103	113	459	5,924	6,383	113
Residential:							
Residential - prime	2,429	1,155	2,647	6,231	275,412	281,643	641
Total	$ 3,258	$ 1,336	$ 3,940	$ 8,534	$ 622,988	$ 631,522	$ 774

Age Analysis of Past Due Loans
As of December 31, 2010

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial	$ 90	$ -	$ 1,077	$ 1,167	$ 54,811	$ 55,978	$ 100
Commercial real estate:							
Commercial real estate - construction	-	516	1,040	1,556	26,789	28,345	-
Commercial real estate - other	229	102	345	676	178,943	179,619	-
Consumer:							
Consumer - credit card	-	36	20	56	3,271	3,327	20
Consumer - other	-	9	5	14	5,914	5,928	-
Consumer - auto	261	18	34	313	29,801	30,114	6
Student loans - TERI	21	89	60	170	7,233	7,403	-
Student loans - other	150	21	268	439	8,651	9,090	268
Residential:							
Residential - prime	2,204	985	2,815	6,004	289,297	295,301	1,236
Total	$ 2,955	$ 1,776	$ 5,664	$ 10,395	$ 604,710	$ 615,105	$ 1,630

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Bank's loan portfolio, management tracks certain credit quality indicators including trends related to loan delinquency, the level of classified commercial loans, net charge-offs, non-performing loans (see details above) and the general economic conditions in the Company's market area.

The Bank utilizes a risk grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 8. A description of the general characteristics of the 8 risk grades is as follows:

Pass 1 (Minimal Risk)

This classification includes loans which are fully secured by liquid collateral or loans to very high quality borrowers who demonstrate exceptional credit fundamentals, including stable and predictable profit margins and cash flows, strong liquidity, a conservative balance sheet, superior asset quality and good management with an excellent track record.

Pass 2 (Average Risk)

This classification includes loans which have no identifiable risk of collection and conform in all aspects to the Bank's policies and procedures as well as federal and state regulations. Documentation exceptions are minimal and in the process of correction and not of a type that could subsequently introduce loan loss risk.

Pass 3 (Acceptable Risk)

This classification includes loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Pass 2 in terms of secondary sources of repayment or they are of lesser stature in other key credit metrics in that they may be over-leveraged, undercapitalized, inconsistent in performance or in an industry that is known to have a higher level of risk, volatility, or susceptibility to weaknesses in the economy.

Pass 4 (Watch List)

This classification is intended to be utilized on a temporary basis for pass grade borrowers where a significant risk-modifying action is anticipated in the near term. It is assigned to loans where, for example, the financial condition of the company has taken a negative turn and may be temporarily strained; borrowers may exhibit excessive growth, declining earnings, strained cash flow, increasing leverage and/or weakening market position that indicate above average risk. Interim losses and/or adverse trends may occur, but not to the level that would affect the Bank's position and cash flow may be weak but minimally acceptable.

Criticized 5 (Other Assets Especially Mentioned)

This classification is also intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation.

Classified 6 (Substandard)

This classification includes loans with well-defined weaknesses which are inadequately protected by current net worth, repayment capacity or pledged collateral of the borrower. Loans are substandard when they have one or more weaknesses that could jeopardize debt repayment and/or liquidation, primarily resulting in the possibility that the Bank may sustain some loss if the deficiencies are not corrected.

Classified 7 (Doubtful)

This classification includes loans that have all weaknesses inherent in the substandard category and where collection or liquidation in full is highly improbable. The possibility of loss is high, but because of certain important and reasonably specific pending factors, its classification as an estimated loss is deferred until its more exact status may be determined.

Classified 8 (Loss)

This classification includes loans considered uncollectible and of such little value that continuance as bankable assets is not warranted and, therefore, should be charged-off. This classification does not mean that the loans have absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off these assets even though partial recovery may be affected in the future.

Credit Quality Indicators as of December 31, 2011

Commercial Credit Exposure
Credit Risk Profile by Creditworthiness Category

	Commercial	Commercial Real Estate - Construction	Commercial Real Estate - Other
Pass / Watch	$ 84,431	$ 18,036	$ 172,072
Criticized	2,790	2,505	7,811
Substandard	967	-	8,451
Total	$ 88,188	$ 20,541	$ 188,334

Consumer Credit Exposure
Credit Risk Profile by Payment Activity

	Residential Real Estate	Consumer - Credit Card	Consumer - Other	Consumer - Auto	Student Loans - TERI	Student Loans - Other
Performing	$ 278,996	$ 3,236	$ 6,853	$ 30,050	$ 6,193	$ 6,270
Non-performing	2,647	6	10	24	61	113
Total	$ 281,643	$ 3,242	$ 6,863	$ 30,074	$ 6,254	$ 6,383

Credit Quality Indicators as of December 31, 2010

Commercial Credit Exposure
Credit Risk Profile by Creditworthiness Category

	Commercial	Commercial Real Estate - Construction	Commercial Real Estate - Other
Pass / Watch	$ 54,189	$ 25,860	$ 160,583
Criticized	896	1,436	10,416
Substandard	893	1,049	8,620
Total	$ 55,978	$ 28,345	$ 179,619

Consumer Credit Exposure
Credit Risk Profile by Payment Activity

	Residential Real Estate	Consumer - Credit Card	Consumer - Other	Consumer - Auto	Student Loans - TERI	Student Loans - Other
Performing	$ 292,486	$ 3,307	$ 5,923	$ 30,080	$ 7,343	$ 8,822
Non-performing	2,815	20	5	34	60	268
Total	$ 295,301	$ 3,327	$ 5,928	$ 30,114	$ 7,403	$ 9,090

Impaired Loans. Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Impaired Loans
For the Year Ended December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 591	$ 591	$ -	$ 390	$ -
Commercial	-	-	-	-	-
Consumer - TERI	61	61	-	65	-
Consumer - other	10	10	-	10	-
Consumer - auto	21	21	-	32	-
Residential real estate	806	806	-	1,081	-
With an allowance recorded:					
Commercial real estate - construction	-	-	-	-	-
Commercial real estate - other	-	-	-	-	-
Commercial	845	845	443	1,000	28
Residential real estate	1,200	1,200	215	1,057	-
Total:	$ 3,534	$ 3,534	$ 658	$ 3,635	$ 28
Commercial real estate	$ 591	$ 591	$ -	$ 390	$ -
Commercial	$ 845	$ 845	$ 443	$ 1,000	$ 28
Consumer	$ 92	$ 92	$ -	$ 107	$ -
Residential real estate	$ 2,006	$ 2,006	$ 215	$ 2,138	$ -

Impaired Loans
For the Year Ended December 31, 2010

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 195	$ 195	$ -	$ 195	$ -
Commercial	-	-	-	-	-
Consumer - TERI	60	60	-	100	-
Consumer - other	5	5	-	67	-
Consumer - auto	28	28	-	30	-
Residential real estate	467	467	-	500	-
With an allowance recorded:					
Commercial real estate - construction	1,040	1,040	200	1,300	-
Commercial real estate - other	150	150	25	155	-
Commercial	1,178	1,178	921	427	17
Residential real estate	1,370	1,370	269	700	14
Total:	$ 4,493	$ 4,493	$ 1,415	$ 3,474	$ 31
Commercial real estate	$ 1,385	$ 1,385	$ 225	$ 1,650	$ -
Commercial	$ 1,178	$ 1,178	$ 921	$ 427	$ 17
Consumer	$ 93	$ 93	$ -	$ 197	$ -
Residential real estate	$ 1,837	$ 1,837	$ 269	$ 1,200	$ 14

Non-Accrual and Past Due Loans. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest income is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured with the minimum of a six month positive payment history.

Year-end non-accrual loans, segregated by class of loans, were as follows:

December 31,	2011	2010
Commercial	$ 477	$ 977
Commercial real estate:		
Commercial real estate construction	-	1,040
Commercial real estate – other	591	345
Consumer:		
Student loans – TERI	61	60
Student loans – other	-	-
Consumer – other	10	5
Consumer – auto	21	28
Residential:		
Residential real estate	2,006	1,579
Total	$ 3,166	$ 4,034

The Allowance for Loan and Lease Losses and Recorded Investment in Loans for the year ended December 31, 2011 is as follows:

	Commercial	Commercial Real Estate	Consumer	Residential	Credit Card	Unallocated	Total
Allowance for Loan and Lease Losses:							
Beginning balance 12/31/10	$ 1,957	$ 2,067	$ 1,380	$ 753	$ 343	$ -	$ 6,500
Charge-offs	(100)	(663)	(153)	(1,275)	(109)	-	(2,300)
Recoveries	3	18	45	58	6	-	130
Provision	(1,067)	872	(822)	3,319	79	-	2,381
Ending balance 12/31/11	$ 793	$ 2,294	$ 450	$ 2,855	$ 319	$ -	$ 6,711
Ending balance: Individually evaluated for impairment	443	-	-	215	-	-	658
Ending balance: Collectively evaluated for impairment	$ 350	$ 2,294	$ 450	$ 2,640	$ 319	$ -	$ 6,053
Ending balance: Loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loans:							
Ending balance	$ 88,188	$ 208,875	$ 49,574	$ 281,643	$ 3,242	$ -	$ 631,522
Ending balance: Individually evaluated for impairment	845	591	92	2,006	-	-	3,534
Ending balance: Collectively evaluated for impairment	$ 87,343	$ 208,284	$ 49,482	$ 279,637	$ 3,242	$ -	$ 627,988
Ending balance: Loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -

The Allowance for Loan and Lease Losses and Recorded Investment in Loans for the year ended December 31, 2010 is as follows:

	Commercial	Commercial Real Estate	Consumer	Residential	Credit Card	Unallocated	Total
Allowance for Loan and Lease Losses:							
Ending balance	$ 1,957	$ 2,067	$ 1,380	$ 753	$ 343	$ -	$ 6,500
Ending balance: Individually evaluated for impairment	921	225	-	269	-	-	1,415
Ending balance: collectively evaluated for impairment	$ 1,036	$ 1,842	$ 1,380	$ 484	$ 343	$ -	$ 5,085
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loans:							
Ending balance	$ 55,978	$ 207,964	$ 52,535	$ 295,301	$ 3,327	$ -	$ 615,105
Ending balance: Individually evaluated for impairment	1,178	1,385	93	1,837	-	-	4,493
Ending balance: collectively evaluated for impairment	$ 54,800	$ 206,579	$ 52,442	$ 293,464	$ 3,327	$ -	$ 610,612
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -

The Company had one commercial loan whose terms had been modified in a troubled debt restructuring as of December 31, 2011 and December 31, 2010; monthly payments were lowered to accommodate the borrower's financial needs for a period of time.

Modification
December 31, 2011

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Commercial	1	$ 808	$ 368

There were no troubled debt restructurings that subsequently defaulted during the year ended December 31, 2011.

Modification
December 31, 2010

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Commercial	1	$ 808	$ 401

The loan above, classified as a Troubled Debt Restructuring (TDR), was charged down during 2010 to a balance of $401 and the entire pre-modification balance was split into two notes. The customer is currently paying principal and interest on one note and interest only on the other note. Nonetheless, the loan is fully reserved based on management's evaluation of both the customer's ability to maintain their cash flow and the value of the underlying collateral.

NOTE 5 — ALLOWANCE FOR LOAN AND LEASE LOSSES

The allowance for loan and lease losses is a reserve established through a provision for loan and lease losses charged to expense, and which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The Company's allowance for loan and lease loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate level of the allowance for loan and lease losses is designed to account for credit deterioration as it occurs. The provision for loan and lease losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for loan and lease losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for loan and lease losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

Changes in the allowance for loan and lease losses are as follows:

Years Ended December 31,	2011	2010	2009
Balance at beginning of year	$ 6,500	$ 6,300	$ 5,275
Charge-offs:			
Residential real estate mortgages	1,275	213	161
Commercial real estate	663	584	188
Commercial loans	100	554	610
Credit card and related plans	109	97	71
Installment loans	153	390	270
Total charge-offs	2,300	1,838	1,300
Recoveries:			
Residential real estate mortgages	58	19	42
Commercial real estate	18	1	-
Commercial loans	3	-	-
Credit card and related plans	6	3	1
Installment loans	45	16	22
Total recoveries	130	39	65
Net charge-offs	2,170	1,799	1,235
Provision charged to operations	2,381	1,999	2,260
Balance at End of Year	$ 6,711	$ 6,500	$ 6,300
Ratio of net charge-offs to average loans outstanding	0.35%	0.30%	0.22%

A comparison of the provision for loan and lease losses for Financial Statement purposes with the allowable bad debt deduction for tax purposes is as follows:

Years Ended December 31,	Book Provision	Tax Deduction
2011	$ 2,381	$ 1,999
2010	$ 1,999	$ 1,685
2009	$ 2,260	$ 1,178

The balance of the reserve for bad debts as reported for Federal income tax purposes was $229, $400 and $514 at December 31, 2011, 2010 and 2009, respectively.

NOTE 6 —LOAN SERVICING

The Company generally retains the right to service mortgage loans sold to third parties. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset within other assets and is amortized in proportion to and over the period of estimated net servicing income.

The Company services $91,698 in mortgage loans for Freddie Mac which are not included in the accompanying Consolidated Balance Sheets.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits, were approximately $374 and $425 at December 31, 2011 and 2010, respectively. The balance of the servicing rights was $388 and $293 at December 31, 2011 and 2010, respectively, net of amortization.

The Company has recorded new mortgage servicing rights of $187 and $193 at December 31, 2011 and 2010, respectively. Amortization expense of $92 and $63 was recorded for the years ended December 31, 2011 and 2010, respectively.

Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

There was no allowance for impairment recorded at December 31, 2011 or 2010.

NOTE 7 — BANK PREMISES AND EQUIPMENT

December 31,	2011	2010
Land	$ 3,581	$ 3,481
Buildings and improvements	19,309	18,897
Furniture and equipment	17,385	17,158
	40,275	39,536
Less: Accumulated depreciation	27,180	26,130
Net Bank Premises and Equipment	$ 13,095	$ 13,406

Buildings and improvements are being depreciated over 10 to 39.5 year periods and equipment over 3 to 10 year periods. Depreciation expense amounted to $1,050 in 2011, $1,088 in 2010 and $997 in 2009.

Occupancy expenses were reduced by rental income received in the amount of $108, $187 and $196 in the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 8 — OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is recorded at the lower of cost or market at the time of acquisition. Any subsequent write-downs are charged against operating expenses. The other real estate owned was $1,571 and $803 as of December 31, 2011 and 2010, respectively.

NOTE 9 — INVESTMENT IN AND LOAN TO, INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS OR LOSSES OF SUBSIDIARY

Penseco Realty, Inc. is a wholly-owned subsidiary of the Bank which owns certain banking premises. Selected financial information is presented below:

Year	Percent of voting stock owned	Total investment and loan	Equity in underlying net assets at balance sheet date	Amount of dividends	Bank's proportionate part of loss for the period
2011	100%	$ 3,250	$ 3,234	None	$ –
2010	100%	$ 3,250	$ 3,234	None	$ –
2009	100%	$ 3,250	$ 3,234	None	$ –

NOTE 10 — GOODWILL

Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. Goodwill is assessed for impairment at least annually and as triggering events occur. In making this assessment, management considers a number of factors including, but not limited to, operating results, business plans, economic projections, anticipated future cash flows, and current market data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions, as well as other factors, could result in goodwill impairment in future periods. Management has determined that the carrying value of Goodwill was not impaired at December 31, 2011 or December 31, 2010.

NOTE 11 — CASH SURRENDER VALUE OF LIFE INSURANCE

The Company has purchased bank-owned life insurance (BOLI) policies on certain officers. The value of such policies totaled $15,870 and $15,380 at December 31, 2011 and 2010, respectively.

The policies are split-dollar life insurance policies which provide for the Company to receive the cash value of the policy and to split the residual proceeds with the officer's designated beneficiary upon the death of the insured, while the officer is employed at the Company. The majority of the residual proceeds are retained by the Company per the individual agreements with the insured officers.

NOTE 12 — FEDERAL HOME LOAN BANK STOCK

Federal Home Loan Bank of Pittsburgh (FHLB) stock is a required investment in order for the Company to participate in a FHLB line of credit program. The Company held FHLB stock of $4,953, $6,082 and $6,402 at December 31, 2011, 2010 and 2009, respectively. The FHLB stock is stated at par value as it is restricted to purchases and sales with the FHLB. The FHLB suspended its stock repurchase and dividend payments during December 2008. During 2011, the FHLB repurchased $1,129 of capital stock which represented 18.6% of the Bank's $6,082 investment. Based on current financial information available, management does not believe the FHLB stock value is impaired as of December 31, 2011.

NOTE 13 — OTHER INTANGIBLE ASSETS

Intangible assets include the premium assigned to the core deposit relationships acquired in the Merger. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis. Amortization expense is expected to be as follows:

2012	$ 267
2013	230
2014	194
2015	157
2016	120
Thereafter	138
Total	$ 1,106

NOTE 14 — DEPOSITS

December 31,	2011	2010
Demand – Non-interest bearing	$ 134,799	$ 113,391
Demand – Interest bearing	85,111	70,989
Savings	120,269	113,382
Money markets	165,611	144,206
Time – Over $100,000	84,828	85,404
Time – Other	129,900	163,660
Total Deposits	$ 720,518	$ 691,032

Scheduled maturities of time deposits are as follows:

2012	$ 131,841
2013	30,393
2014	20,092
2015	8,359
2016	15,390
Thereafter	8,653
Total	$ 214,728

NOTE 15 — OTHER BORROWED FUNDS

At December 31, 2011 and 2010, other borrowed funds consisted of demand notes to the U.S. Treasury, Federal Reserve Bank overnight borrowings, Federal Home Loan Bank overnight borrowings and repurchase agreements.

Short-term borrowings generally have original maturity dates of thirty days or less.

Investment securities with amortized costs and fair values of $22,792 and $24,003, respectively, at December 31, 2011 and $24,182 and $25,422, respectively, at December 31, 2010, were pledged to secure repurchase agreements.

Year Ended December 31,	2011	2010
Amount outstanding at year end	$ 9,981	$28,082
Average interest rate at year end	0.10%	0.39%
Maximum amount outstanding at any month end	$29,184	$52,177
Average amount outstanding	$20,845	$33,337
Weighted average interest rate during the year		
Federal funds purchased	-	0.56%
Federal Home Loan Bank borrowings	0.69%	0.56%
Securities sold under agreements to repurchase	0.40%	0.75%
Demand notes to U.S. Treasury	-	-

The Company has an available credit facility with the Federal Reserve Bank of Philadelphia in the amount of $15,848, secured by pledged securities with amortized costs and fair values of $15,751 and $16,479, respectively, at December 31, 2011 and $34,571 and $35,346, respectively, at December 31, 2010 and with interest rates of .75% at December 31, 2011 and .75% at December 31, 2010. There is no stated expiration date for the credit facility as long as the Company maintains the pledged securities at the Federal Reserve Bank. There was no outstanding balance as of December 31, 2011 and 2010.

The Company has a $31,670 Borrower in Custody (BIC) line of credit with the Federal Reserve Bank of Philadelphia, secured by commercial loans with an outstanding principal of $43,037 and a collateral value of $31,670 at December 31, 2011. There was no outstanding balance as of December 31, 2011 and 2010.

The Company has the availability of a $5,000 overnight Federal funds line of credit with Atlantic Central Bankers Bank, as well as, a $5,000 overnight Federal funds line of credit with Wells Fargo Bank, National Association and a $19,000 overnight Federal funds line with PNC Bank, National Association. There was no balance outstanding under any of these lines as of December 31, 2011 and 2010.

The Company maintains a collateralized maximum borrowing capacity of $269,036 with the Federal Home Loan Bank of Pittsburgh. There was a balance of $58,220 outstanding as of December 31, 2011.

NOTE 16 — LONG-TERM DEBT

The loans from the Federal Home Loan Bank of Pittsburgh are secured by all of the Company's assets. The Company has agreed to maintain sufficient qualifying collateral to fully secure the borrowings below.

A summary of long-term debt, including amortizing principal and interest payments, at December 31, 2011 is as follows:

Monthly Installment	Fixed Rate	Maturity Date	Balance
Amortizing loans			
$ 29	1.84%	08/28/12	$ 227
90	3.10%	02/28/13	1,237
430	3.74%	03/13/13	6,293
18	2.66%	08/28/14	550
67	3.44%	03/02/15	2,411
13	3.48%	03/31/15	494
10	3.83%	04/02/18	677
186	4.69%	03/13/23	19,531
Total amortizing			31,420
Non-amortizing loans			
	3.27%	02/29/12	2,000
	3.49%	02/28/13	7,000
	2.89%	11/28/14	2,000
	2.58%	05/18/15	6,300
	3.32%	11/27/15	3,000
	2.36%	09/22/17	6,500
Total non-amortizing			26,800
Total long-term debt			$ 58,220

Aggregate maturities of long-term debt at December 31, 2011 are as follows:

December 31,	Principal
2012	$ 10,823
2013	11,094
2014	4,670
2015	11,135
2016	1,741
Thereafter	18,757
Total	$ 58,220

NOTE 17 — BENEFIT PLANS

The Company provides an Employee Stock Ownership Plan (ESOP), a Retirement Profit Sharing 401(k) Plan, an Employees' Pension Plan, unfunded supplemental executive defined benefit and defined contribution plans, a Postretirement Life Insurance Plan, a Stock Appreciation Rights Plan (SAR), and a Long-Term Incentive Plan.

Under the ESOP, amounts voted by our board of directors are paid into the ESOP and each employee is credited with a share in proportion to their annual compensation. All contributions to the ESOP are invested in or will be invested primarily in Company stock. Distribution of a participant's ESOP account occurs upon retirement, death or termination in accordance with the plan provisions.

At December 31, 2011 and 2010, the ESOP held 76,313 and 75,555 shares, respectively, of the Company's stock, all of which were acquired as described above and allocated to specific participant accounts. These shares are treated the same for dividend purposes and earnings per share calculations as are any other outstanding shares of the Company's stock. The Company contributed $0, $90 and $90 to the ESOP plan during the years ended December 31, 2011, 2010 and 2009, respectively.

Under the Retirement Profit Sharing Plan, amounts approved by the board of directors have been paid into a fund and each employee was credited with a share in proportion to their annual compensation. Upon retirement, death or termination, each employee is paid the total amount of their credits in the fund in one of a number of optional ways in accordance with the plan provisions. Effective July 1, 2008, the Retirement Profit Sharing Plan became a 401(k) Deferred Compensation and Profit Sharing Plan for eligible employees. Eligible employees may elect deferrals of up to the maximum amounts permitted by law. The Bank's contributions included a Safe Harbor contribution of $284, $278 and $209, during the years ended December 31, 2011, 2010 and 2009, respectively, and a discretionary match of $209, $207 and $204 during the years ended December 31, 2011, 2010 and 2009, respectively, equal to one-half of employee deferrals, up to a maximum match of 3%.

Under the Employees' Pension Plan (currently under curtailment), amounts computed on an actuarial basis were being paid by the Company into a trust fund. The plan provided for fixed benefits payable for life upon retirement at the age of 65, based on length of service and compensation levels as defined in the plan. As of June 22, 2008 no further benefits are being accrued in this plan. Plan assets of the trust fund are invested and administered by the Trust Department of Penn Security Bank and Trust Company.

The Unfunded Supplemental Executive Pension Plan (currently under curtailment) provided certain officers with additional retirement benefits to replace benefits lost due to limits imposed on qualified plans by Federal tax law. Benefits under this plan were actuarially computed and recorded as a liability. As of June 22, 2008 no further benefits are being accrued in this plan. Effective July 1, 2008, the Company established an Unfunded Supplemental Executive Defined Contribution Plan to replace 401(k) plan benefits lost due to compensation limits imposed on qualified plans by Federal tax law. The annual benefit is a maximum of 6% of the executive compensation in excess of Federal limits.

The Postretirement Life Insurance Plan is an unfunded, non-vesting defined benefit plan. The plan is non-contributory and provides for a reducing level of term life insurance coverage following retirement. Annual expense amounts are calculated on an actuarial basis and are recorded as a liability.

The Company granted 10,000 SAR's to an executive on January 3, 2006 at a strike price of $43.00 per share. The rights were fully vested as of January 2, 2011 and are expected to be settled in cash when exercised. The current assumptions in calculating the vesting rights fair value used an expected volatility of 20.59%, expected annual dividend yield of 4.48%, a risk-free interest rate of 0.83%, and an expected term of 1.50 years. The Company also granted 8,500 SAR's to an executive on February 29, 2008 at a strike price of $37.50 per share. The rights vest on a straight-line basis over a five year period and are expected to be settled in cash when exercised. The grant date fair value was computed assuming expected volatility of 22.21%, expected annual dividend yield of 4.00%, a risk-free interest rate of 3.53%, and expected term of 7.50 years. The Company calculates the value of the vested rights using the Black-Scholes method and has recorded an expense of $(2) in 2011 and $24 in 2010.

Under the 2008 Long-Term Incentive Plan (the "2008 plan"), the Compensation Committee of the board of directors has broad authority with respect to awards granted under the 2008 plan, including, without limitation, the authority to:

- Designate the individuals eligible to receive awards under the 2008 plan.
- Determine the size, type and date of grant for individual awards, provided that awards approved by the Committee are not effective unless and until ratified by the board of directors.
- Interpret the 2008 plan and award agreements issued with respect to individual participants.

Persons eligible to receive awards under the 2008 Plan include directors, officers, employees, consultants and other service providers of the Company and its subsidiaries, except that incentive stock option may be granted only to individuals who are employees on the date of grant.

The total number of shares of the Company's common stock available for grant awards under the 2008 plan shall not exceed in the aggregate five percent of the outstanding shares of the Company's common stock as of February 15, 2008, or 107,400 shares of the Company's common stock.

The 2008 plan authorizes grants of stock options, stock appreciation rights, dividend equivalents, performance awards, restricted stock and restricted stock units. There were awards of restricted stock units in the amount of $55 during 2011 and $75 during 2009, which have been funded by the purchase of common shares on the open market. There were no awards made during 2010.

Obligations and funded status of the plans:

December 31,	Pension Benefits 2011	Pension Benefits 2010	Other Benefits 2011	Other Benefits 2010
Change in benefit obligation:				
Benefit obligation, beginning	$ 12,995	$ 12,137	$ 375	$ 354
Service cost	–	–	7	6
Interest cost	700	709	23	20
Amendments	–	–	–	–
Change in experience	33	–	51	–
Change in assumptions	1,316	802	42	11
Actuarial (gain) loss	–	20	2	2
Benefits paid	(594)	(673)	(21)	(18)
Benefit obligation, ending	14,450	12,995	479	375
Change in plan assets:				
Fair value of plan assets, beginning	10,923	10,685	–	–
Actual return on plan assets	697	911	–	–
Employer contributions	–	–	–	–
Benefits paid	(594)	(673)	–	–
Fair value of plan assets, ending	11,026	10,923	–	–
Funded status at end of year	$ (3,424)	$ (2,072)	$ (479)	$ (375)

Amounts recognized in the balance sheet consist of:

December 31,	Pension Benefits 2011	Pension Benefits 2010	Other Benefits 2011	Other Benefits 2010
Non Current Assets	$ 1,164	$ 704	$ –	$ –
Non Current Liabilities	$ 3,424	$ 2,072	$ 479	$ 375

Amounts recognized in the accumulated other comprehensive income consist of:

December 31,	Pension Benefits 2011	Pension Benefits 2010	Other Benefits 2011	Other Benefits 2010
Prior service costs	$ –	$ –	$ 1	$ 7
Net actuarial loss (gain)	1,351	3,579	87	19
Deferred taxes	(459)	(1,217)	(30)	(9)
Net amount recognized	$ 892	$ 2,362	$ 58	$ 17

The accumulated benefit obligation for all defined benefit pension plans was $14,450 and $12,995 at December 31, 2011 and 2010, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	Pension Benefits 2011	Pension Benefits 2010
Projected benefit obligation	$ 5	$ 5
Accumulated benefit obligation	5	5
Fair value of plan assets	–	–

Components of net periodic pension cost and other amounts recognized in other comprehensive income:

	Pension Benefits		
Years Ended December 31,	2011	2010	2009
Net periodic pension cost:			
Service cost	$ –	$ –	$ –
Interest cost	700	709	701
Expected return on plan assets	(903)	(880)	(819)
Amortization of prior service cost	–	–	–
Amortization of unrecognized net loss	82	57	194
Curtailment loss	–	–	–
Net periodic pension cost	$ (121)	$ (114)	$ 76

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net (gain) loss	1,351	734	(435)
Prior service cost	–	–	–
Deferred tax	(459)	(250)	148
Total recognized in other comprehensive income	892	484	(287)
Total recognized in net period pension cost and other comprehensive income	$ 771	$ 370	$ (211)

	Other Benefits		
Years Ended December 31,	2011	2010	2009
Components of net periodic pension cost:			
Service cost	$ 7	$ 6	$ 5
Interest cost	23	20	19
Amortization of prior service cost	7	6	7
Amortization of unrecognized net gain	2	–	–
Net periodic other benefit cost	39	32	31

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net (gain) loss	87	(13)	21
Prior service cost	8	42	–
Amortization of prior service cost	(7)	(7)	(7)
Deferred tax	(30)	(8)	(5)
Total recognized in other comprehensive income	58	14	9
Total recognized in net period pension cost and other comprehensive income	$ 97	$ 46	$ 40

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $129. The estimated net loss for the defined benefit postretirement plan that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year is $5.

Weighted-average assumptions used to determine benefit obligations were as follows:

	Pension Benefits		Other Benefits	
December 31,	2011	2010	2011	2010
Discount rate	4.75%	5.50%	4.75%	5.50%
Expected long-term return on plan assets	8.50%	8.50%	–	–
Rate of compensation increase	–	–	3.50%	3.50%

The expected long-term return on plan assets was determined using average historical returns of the Company's plan assets.

The Company's pension plan weighted-average asset allocations at December 31, 2011 and 2010, by asset category are as follows:

Plan Assets at December 31,	2011	2010
Asset Category		
Equity securities	54.7%	53.5%
Corporate bonds	21.1	26.6
U.S. Government securities	22.7	18.1
Cash and cash equivalents	1.5	1.8
	100.0%	100.0%

Fair Value Measurement at December 31, 2011

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Observable Inputs (Level II)	Significant Observable Inputs (Level III)
Cash	$ 163	$ 163	$ -	$ -
Equity securities:				
U.S. large cap	5,764	5,764	-	-
International	270	270	-	-
Fixed income securities:				
U.S. Treasuries	1,332	-	1,332	-
U.S. Government Agencies	1,171	-	1,171	-
Corporate bonds	2,326	-	2,326	-
Total	$ 11,026	$ 6,197	$ 4,829	$ -

The Company investment policies and strategies include:

1.) The Trust and Investment Division's equity philosophy is Large-Cap Core with a value bias. We invest in individual high-grade common stocks that are selected from our approved list.

2.) Diversification is maintained by having no more than 20% in any industry sector and no individual equity representing more than 10% of the portfolio.

3.) The fixed income style is conservative but also responsive to the various needs of our individual clients. For our "Fixed Income" securities, we buy U.S. Government Agencies or high-grade Corporates rated "A" or better. The Company targets the following allocation percentages: cash equivalents 10%, fixed income 40% and equities 50%.

There is no Company stock included in equity securities at December 31, 2011 or 2010.

Contributions

The Company expects to contribute $350 to the Employees' Pension Plan in 2012. The Company expects to contribute $20 to its Postretirement Life Insurance Plan in 2012.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next five years and in the aggregate for the five years thereafter:

	Pension Benefits	Other Benefits
2012	$ 647	$ 20
2013	698	20
2014	720	22
2015	770	23
2016	781	23
2017-2021	4,230	131

NOTE 18 — INCOME TAXES

The total income taxes in the Statements of Income are as follows:

Years Ended December 31,	2011	2010	2009
Currently payable	$ 2,817	$ 2,630	$ 1,828
Deferred provision	307	737	60
Total	$ 3,124	$ 3,367	$ 1,888

A reconciliation of income taxes at statutory rates to applicable income taxes reported in the Statements of Income is as follows:

Years Ended December 31,	2011	2010	2009
Tax at statutory rate	$ 4,702	$ 5,130	$ 3,488
Reduction for non-taxable interest	(1,717)	(1,886)	(1,855)
Disallowed merger costs	-	-	146
Other additions	139	123	109
Applicable Income Taxes	$ 3,124	$ 3,367	$ 1,888

The components of the deferred income tax provision, which result from temporary differences, are as follows:

Years Ended December 31,	2011	2010	2009
Accretion of discount on bonds	$ 19	$ 9	$ (42)
Accelerated depreciation	59	(51)	355
Supplemental benefit plans	(27)	(8)	(8)
Allowance for loan and lease losses	(130)	(107)	(368)
Purchase accounting accretion, net	496	794	390
Other-than-temporary impairment loss	10	103	(267)
Alternative minimum tax	(90)	(3)	-
Post-retirement benefits	(30)	-	-
Total	$ 307	$ 737	$ 60

The significant components of deferred tax assets and liabilities are as follows:

December 31,	2011	2010
Deferred tax assets:		
Allowance for loan and lease losses	$ 2,204	$ 2,074
Accrued pension costs	1,164	704
Accrued supplemental benefit plans	89	62
Purchase accounting	337	833
Other-than-temporary impairment loss	154	164
AMT	172	82
Post-retirement benefits	32	2
Total Deferred Tax Assets	4,152	3,921
Deferred tax liabilities:		
Unrealized securities gains	2,022	566
Accumulated accretion	38	19
Accumulated depreciation	498	439
Total Deferred Tax Liabilities	2,558	1,024
Net Deferred Tax Assets	$ 1,594	$ 2,897

In management's opinion, the deferred tax assets are realizable in as much as there is a history of strong earnings and a carryback potential greater than the deferred tax assets. Management is not aware of any evidence that would preclude the realization of the benefit in the future and, accordingly, has not established a valuation allowance against the deferred tax assets.

NOTE 19 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income was $597, ($1,280) and $413 at December 31, 2011, 2010 and 2009, respectively.

Other Comprehensive Income

The components of other comprehensive income are reported net of related tax effects in the Consolidated Statements of Changes in Stockholders' Equity.

A reconciliation of other comprehensive income for the years ended December 31, 2011, 2010 and 2009 is as follows:

2011	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized gains on available-for-sale securities:			
Unrealized gains arising during the year	$ 4,871	$ (1,656)	$ 3,215
Less: Reclassification adjustment for gains realized in income	666	(226)	440
Recognition of other-than-temporary impairment losses	(78)	26	(52)
Net unrealized gains	4,283	(1,456)	2,827
Change in funded status of employee benefit plans	(1,439)	489	(950)
Other Comprehensive Income	$ 2,844	$ (967)	$ 1,877

2010	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized losses arising during the year	$ (1,253)	$ 426	$ (827)
Less: Reclassification adjustment for gains realized in income	558	(190)	368
Net unrealized losses	(1,811)	616	(1,195)
Change in funded status of employee benefit plans	(755)	257	(498)
Other Comprehensive Income	$ (2,566)	$ 873	$ (1,693)

2009	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized gains on available-for-sale securities:			
Unrealized gains arising during the year	$ 3,221	$ (1,096)	$ 2,125
Less: Reclassification adjustment for gains realized in income	873	(297)	576
Recognition of other-than-temporary impairment losses	(787)	267	(520)
Net unrealized gains	3,135	(1,066)	2,069
Change in funded status of employee benefit plans	435	(148)	287
Other Comprehensive Income	$ 3,570	$ (1,214)	$ 2,356

NOTE 20 — COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Balance Sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2011 and 2010 are as follows:

	2011	2010
Commitments to extend credit:		
Fixed rate	$ 57,414	$ 53,011
Variable rate	$ 114,235	$ 96,036
Standby letters of credit	$ 19,054	$ 15,969

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Various actions and proceedings are presently pending to which the Company is a party. Management is of the opinion that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the financial position of the Company.

NOTE 21 — FAIR VALUE MEASUREMENTS

The following table sets forth the Company's financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level I - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level II- Observable inputs other than Level I prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active for identical or similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III- Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets or liabilities that are developed using the reporting entities' estimates and assumptions, which reflect those that market participants would use.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

A description of the valuation methodologies used for financial assets measured at fair value on a recurring basis, as well as the classification of the assets pursuant to the valuation hierarchy, are as follows:

Securities Available-for-Sale

Securities classified as available-for-sale are reported using Level I, Level II and Level III inputs. Level I instruments generally include equity securities valued in accordance with quoted market prices in active markets. Level II instruments include U.S. government agency obligations, state and municipal bonds, mortgage-backed securities and corporate bonds. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Level III instruments include certain non-public equity securities and real estate sold under contract. See Note 3 – Investment Securities for additional information.

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	December 31, 2011			
	Level I	Level II	Level III	Total
Assets:				
Securities available-for-sale				
U.S. Agency securities	$ -	$ 77,985	$ -	$ 77,985
Mortgage-backed securities:				
Residential	-	22,166	-	22,166
States & political subdivisions:				
Bank qualified tax exempt	-	65,388	-	65,388
Corporate securities:				
Aaa credit rating	-	1,004	-	1,004
Equity securities:				
Financial services industry	943	-	-	943
Total securities available-for-sale	$ 943	$ 166,543	$ -	$ 167,486

	December 31, 2010			
	Level I	Level II	Level III	Total
Assets:				
Securities available-for-sale				
U.S. Agency securities	$ -	$ 79,294	$ -	$ 79,294
Mortgage-backed securities:				
Residential	-	26,370	-	26,370
States & political subdivisions:				
Bank qualified tax exempt	-	62,558	-	62,558
Corporate securities:				
Aaa credit rating	-	4,090	-	4,090
Equity securities:				
Financial services industry	985	-	-	985
Total securities available-for-sale	$ 985	$ 172,312	$ -	$ 173,297

Assets Measured at Fair Value on a Nonrecurring Basis

Certain non-financial assets and non-financial liabilities, measured at fair value on a non-recurring basis, include foreclosed and non-performing assets, goodwill and intangible assets.

A description of the valuation methodologies and classification levels used for non-financial assets and non-financial liabilities measured at fair value on a nonrecurring basis are listed as follows:

Goodwill and Other Identifiable Intangibles

The Company employs general industry practices in evaluating the fair value of its goodwill and other identifiable intangibles. The Company calculates the fair value, with the assistance of a third party specialist, using a combination of the following valuation methods: dividend discount analysis under the income approach, which calculates the present value of all excess cash flows plus the present value of a terminal value and market multiples (pricing ratios) under the market approach. Management performed a review of goodwill and other identifiable intangibles as of December 31, 2011.

Impaired Loans

At December 31, 2011 certain impaired loans were re-measured and reported at fair value through a specific valuation allowance allocation of the allowance for loan and lease losses based upon the fair value of the underlying collateral and the evaluation of expected future cash flows. Impaired loans with a carrying value of $3,534 were reduced by a specific valuation allowance allocation totaling $658, to a total reported fair value of $2,876 based on collateral valuations utilizing Level III valuation inputs.

Federal Home Loan Bank Stock

Federal Home Loan Bank of Pittsburgh (FHLB) stock is a required investment in order for the Company to participate in a FHLB line of credit program. The FHLB stock is stated at par value as it is restricted to purchases and sales with the FHLB. During 2011, the FHLB repurchased $1,129 of capital stock which represented 18.56% of the Bank's $6,082 investment as of December 31, 2010. Based on current financial information available, management does not believe the FHLB stock value is impaired as of December 31, 2011.

Other Real Estate Owned

Foreclosed real estate, which is considered to be non-financial assets, has been valued using a market approach. The values were determined using market prices of similar real estate assets, which the Company considered to be Level II inputs.

Certain assets measured at fair value on a non-recurring basis as of December 31, 2011 is as follows:

	Fair Value Measurement Using			
	Quoted Prices in Active Markets for Identical Assets/Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance December 31, 2011
	Level I	Level II	Level III	Total
Assets				
Core deposit intangible	$ -	$ -	$ 1,106	$ 1,106
Goodwill	-	-	26,398	26,398
Impaired loans	-	-	2,876	2,876
Federal Home Loan Bank stock	-	-	4,953	4,953
Other real-estate owned	-	1,571	-	1,571
Total non-financial assets	$ -	$ 1,571	$ 35,333	$ 36,904

Certain assets measured at fair value on a non-recurring basis as of December 31, 2010 is as follows:

	Fair Value Measurement Using			
	Quoted Prices in Active Markets for Identical Assets/Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance December 31, 2010
	Level I	Level II	Level III	Total
Assets				
Core deposit intangible	$ -	$ -	$ 1,410	$ 1,410
Goodwill	-	-	26,398	26,398
Impaired loans	-	-	3,078	3,078
Federal Home Loan Bank stock	-	-	6,082	6,082
Other real-estate owned	-	803	-	803
Total non-financial assets	$ -	$ 803	$ 36,968	$ 37,771

A reconciliation of items in Level III for the year ended December 31, 2011 is as follows:

	Core deposit intangible	Goodwill	Impaired Loans	Federal Home Loan Bank Stock	Total
Balance, December 31, 2010	$ 1,410	$ 26,398	$ 3,078	$ 6,082	$ 36,968
Amortization of core deposit intangible	(304)	-	-	-	(304)
Increase in impaired loans	-	-	2,586	-	2,586
Decrease in impaired loans	-	-	(2,178)	-	(2,178)
Payments received	-	-	(610)	(1,129)	(1,739)
Balance, December 31, 2011	$ 1,106	$ 26,398	$ 2,876	$ 4,953	$ 35,333

A reconciliation of items in Level III for the year ended December 31, 2010 is as follows:

	Core deposit intangible	Goodwill	Impaired Loans	Federal Home Loan Bank Stock	Real estate sold under contract	Total
Balance, December 31, 2009	$ 1,751	$ 26,398	$ -	$ 6,402	$ 123	$ 34,674
Amortization of core deposit intangible	(341)	-	-	-	-	(341)
Increase in impaired loans	-	-	3,658	-	-	3,658
Decrease in impaired loans	-	-	(580)	-	-	(580)
Payments received	-	-	-	(320)	(123)	(443)
Balance, December 31, 2010	$ 1,410	$ 26,398	$ 3,078	$ 6,082	$ -	$ 36,968

Disclosures about Fair Value of Financial Instruments

General Accepted Accounting Principles require disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans and investments. Therefore, the Company had to use significant estimates and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Company using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used at December 31, 2011 and December 31, 2010 are outlined below. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed in the fair value measurements section above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the bank owned life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below:

Short-term financial instruments

The carrying value of short-term financial instruments including cash and due from banks, federal funds sold, interest-bearing deposits in banks and other short-term investments and borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities with interest rates that approximate market rates.

Investment securities held-to-maturity

The estimated fair values of investment securities held to maturity are based on quoted market prices provided by independent third parties that specialize in those investment sectors. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Loans

The loan portfolio, net of unearned income, has been valued by a third party specialist using quoted market prices, if available. When market prices were not available, a credit risk based present value discounted cash flow analysis was utilized. The primary assumptions utilized in this analysis are the discount rate based on the LIBOR curve, adjusted for credit risk, and prepayment estimates based on factors such as refinancing incentives, age of the loan and seasonality. These assumptions were applied by loan category and different spreads were applied based upon prevailing market rates by category.

Deposits

The estimated fair values of demand deposits (interest and non-interest bearing checking accounts, savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (their carrying amounts). The fair value for certificates of deposit was calculated by an independent third party by discounting contractual cash flows using current market rates for instruments with similar maturities, using a credit based risk model. The carrying amount of accrued interest receivable and payable approximates fair value.

Long-term borrowings

The amounts assigned to long-term borrowings were based on quoted market prices, when available, or based on discounted cash flow calculations using prevailing market interest rates for debt of similar terms.

The carrying and fair values of certain financial instruments are as follows:

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 34,480	$ 34,480	$ 14,219	$ 14,219
Investment securities held-to-maturity	23,722	24,969	43,747	45,218
Loans, net	624,811	637,976	608,605	620,040
Bank owned life insurance	15,870	15,870	15,380	15,380
Demand deposits	505,790	505,790	441,968	441,968
Time deposits	214,728	218,163	249,064	251,779
Short-term borrowings	9,981	9,981	28,082	28,082
Long-term borrowings	58,220	62,125	68,835	71,309
Standby Letters of Credit	$ (191)	$ (191)	$ (164)	$ (164)

NOTE 22 — OPERATING LEASES

The Company leases the land upon which the Mount Pocono Office was built and the land upon which a drive-up ATM was built on Meadow Avenue, Scranton. The Company also leases space at several locations which are being used as remote banking facilities. Rental expense was $98 in 2011, $94 in 2010 and $87 in 2009. All leases contain renewal options. The Mount Pocono and the Meadow Avenue leases contain the right of first refusal for the purchase of the properties and provisions for annual rent adjustments based upon the Consumer Price Index.

Future minimum rental commitments under these leases at December 31, 2011 are as follows:

	Mount Pocono	Meadow Avenue	ATM Sites	Total
2012	$ 66	$ 25	$ 8	$ 99
2013	66	25	8	99
2014	66	25	6	97
2015	66	25	–	91
2016 and beyond	28	16	–	44
Total minimum payments required	$ 292	$ 116	$ 22	$ 430

NOTE 23 — LOANS TO DIRECTORS, PRINCIPAL OFFICERS AND RELATED PARTIES

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and did not involve more than the normal risk of collectability or present other unfavorable features. A summary of loans to directors, principal officers and related parties is as follows:

Years Ended December 31,	2011	2010
Beginning Balance	$ 12,235	$ 13,067
Additions	908	2,459
Reclassifications	(1,699)	(1,094)
Collections	(833)	(2,197)
Ending Balance	$ 10,611	$ 12,235

In addition to the loan amounts shown above, at December 31, 2011, the Bank had outstanding standby letters of credit for the accounts of related parties in the amount of $7,239.

NOTE 24 — REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC) and the Board of Governors of the Federal Reserve System (Federal Reserve Board). Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following Capital Adequacy table) of Tier I and Total Capital to risk-weighted assets and of Tier I Capital to average assets (Leverage ratio). The table also presents the Company's actual capital amounts and ratios. Management believes, as of December 31, 2011, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent regulatory notifications categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain minimum Tier I Capital, Total Capital and Leverage ratios as set forth in the Capital Adequacy table. There are no conditions or events since that notification that management believes have changed the Company's categorization by the FDIC.

The Company and Bank are also subject to minimum capital levels, which could limit the payment of dividends. As of December 31, 2011 the Company and Bank have capital levels that are in excess of minimum capital level ratios required.

The Pennsylvania Banking Code restricts capital funds available for payment of dividends to the retained earnings of the Bank. The balances in the capital stock and surplus accounts are unavailable for dividends. Dividends from the Bank are the Company's primary source of funds.

In addition, the Bank is subject to restrictions imposed by Federal law on certain transactions with the Company's affiliates. These transactions include extensions of credit, purchases of or investments in stock issued by the affiliate, purchases of assets subject to certain exceptions, acceptance of securities issued by an affiliate as collateral for loans, and the issuance of guarantees, acceptances, and letters of credit on behalf of affiliates. These restrictions prevent the Company's affiliates from borrowing from the Bank unless the loans are secured by obligations of designated amounts. Further, the aggregate of such transactions by the Bank with a single affiliate is limited in amount to 10 percent of the Bank's capital stock and surplus, and the aggregate of such transactions with all affiliates is limited to 20 percent of the Bank's capital stock and surplus. The Federal Reserve System has interpreted "capital stock and surplus" to include undivided profits.

	Actual			Regulatory Requirements							
				For Capital Adequacy Purposes				To Be "Well Capitalized"			
As of December 31, 2011	Amount	Ratio		Amount		Ratio		Amount		Ratio	
Total Capital (to Risk Weighted Assets)											
PFSC (Company)	$ 105,259	17.03%	≥	$ 49,434	≥	8.0%	≥	N/A	≥	N/A	
PSB (Bank)	$ 101,603	16.46%	≥	$ 49,388	≥	8.0%	≥	$ 61,734	≥	10.0%	
Tier 1 Capital (to Risk Weighted Assets)											
PFSC (Company)	$ 98,443	15.93%	≥	$ 24,717	≥	4.0%	≥	N/A	≥	N/A	
PSB (Bank)	$ 94,892	15.37%	≥	$ 24,694	≥	4.0%	≥	$ 37,040	≥	6.0%	
Tier 1 Capital (to Average Assets)											
PFSC (Company)	$ 98,443	10.92%	≥	$ *	≥	*	≥	N/A	≥	N/A	
PSB (Bank)	$ 94,892	10.63%	≥	$ *	≥	*	≥	$ 44,648	≥	5.0%	

PFSC - *3.0% ($27,053), 4.0% ($36,071) or 5.0% ($45,089) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($26,789), 4.0% ($35,718) or 5.0% ($44,648) depending on the bank's CAMELS Rating and other regulatory risk factors.

	Actual		Regulatory Requirements								
				For Capital Adequacy Purposes				To Be "Well Capitalized"			
As of December 31, 2010	Amount	Ratio		Amount		Ratio		Amount		Ratio	
Total Capital (to Risk Weighted Assets)											
PFSC (Company)	$ 98,220	16.42%	≥	$ 47,852	≥	8.0%	≥	N/A	≥	N/A	
PSB (Bank)	$ 94,455	15.81%	≥	$ 47,808	≥	8.0%	≥	$ 59,760	≥	10.0%	
Tier 1 Capital (to Risk Weighted Assets)											
PFSC (Company)	$ 91,499	15.30%	≥	$ 23,926	≥	4.0%	≥	N/A	≥	N/A	
PSB (Bank)	$ 87,955	14.72%	≥	$ 23,904	≥	4.0%	≥	$ 35,856	≥	6.0%	
Tier 1 Capital (to Average Assets)											
PFSC (Company)	$ 91,499	10.68%	≥	$ *	≥	*	≥	N/A	≥	N/A	
PSB (Bank)	$ 87,955	10.32%	≥	$ *	≥	*	≥	$ 42,607	≥	5.0%	

PFSC - *3.0% ($25,696), 4.0% ($34,261) or 5.0% ($42,826) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($25,564), 4.0% ($34,086) or 5.0% ($42,607) depending on the bank's CAMELS Rating and other regulatory risk factors.

NOTE 25 — PENSECO FINANCIAL SERVICES CORPORATION (PARENT CORPORATION)

The condensed Company-only information follows:

BALANCE SHEETS

December 31,	2011	2010
Cash	$ 21	$ 11
Interest bearing balances with banks	2,763	2,611
Cash and Cash Equivalents	2,784	2,622
Investment in bank subsidiary	125,348	118,324
Equity investments	911	953
Other assets	100	25
Total Assets	**$ 129,143**	**$ 121,924**
Total Liabilities	**$ 143**	**$ 2**
Total Stockholders' Equity	**129,000**	**121,922**
Total Liabilities and Stockholders' Equity	**$ 129,143**	**$ 121,924**

STATEMENTS OF INCOME

Years Ended December 31,	2011	2010	2009
Dividends from bank subsidiary	$ 5,504	$ 5,504	$ 5,031
Dividends on investment securities	35	31	40
Interest on balances with banks	8	7	11
Impairment losses on investment securities	(78)	-	(787)
Gain on sale of equities	459	462	4
Total income	5,928	6,004	4,299
Other non-interest expense	46	17	13
Provision (benefit) for income taxes	154	173	(294)
Net income before undistributed earnings of bank subsidiary	5,728	5,814	4,580
Undistributed earnings of bank subsidiary	4,977	5,908	3,792
Net Income	**$ 10,705**	**$ 11,722**	**$ 8,372**

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2011	2010	2009
Operating Activities:			
Net income	$ 10,705	$ 11,722	$ 8,372
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense (benefit)	10	104	(268)
Gain on sale of equities	(459)	(462)	(4)
Other-than-temporary impairment loss	78	-	787
Equity in undistributed net income of bank subsidiary	(4,977)	(5,908)	(3,792)
Decrease (increase) in other assets	1	(2)	(23)
Increase (decrease) in other liabilities	141	70	(4)
Net cash provided by operating activities	**5,499**	**5,524**	**5,068**
Investing Activities:			
Purchase of equity investments	(300)	(361)	-
Proceeds from sales of equity securities	467	707	118
Special dividend received from subsidiary	-	-	17,405
Cash paid in merger	-	-	(17,405)
Net cash provided by investing activities	**167**	**346**	**118**
Financing Activities:			
Cash dividends paid	(5,504)	(5,504)	(5,031)
Net cash used by financing activities	**(5,504)**	**(5,504)**	**(5,031)**
Net increase in cash and cash equivalents	162	366	155
Cash and cash equivalents at January 1	2,622	2,256	2,101
Cash and cash equivalents at December 31	**$ 2,784**	**$ 2,622**	**$ 2,256**

NOTE 26 — MERGER

An Agreement and Plan of Merger (the "Agreement") by and between the Company, the Bank and Old Forge Bank, was entered into on December 5, 2008. The Agreement provided for, among other things, the Company to acquire 100% of the outstanding common shares of Old Forge Bank through a two-step merger transaction. The Company consummated the acquisition of Old Forge Bank on April 1, 2009, at which time Old Forge Bank was merged with and into the Bank in a two-step transaction. Following the Merger, the Bank continues to operate as a banking subsidiary of the Company.

Shareholders of Old Forge Bank were entitled to receive the merger consideration in either cash or shares of Company common stock, or any combination thereof, subject to certain limitations and allocation procedures set forth in the Agreement. The per share amount was calculated from the cash consideration and the value of the stock consideration based on the Company's closing price of the Company's common stock over a fixed period of time, as provided for in the Agreement.

Old Forge Bank was an independent $215 million community bank, operating from three locations in Lackawanna and Luzerne Counties of Pennsylvania. As a result of the Merger, the Company became an $883 million financial institution serving Northeastern Pennsylvania from 12 locations. Management of the Company believes that the combined entity is in a more favorable position to compete with local and regional banks in the marketplace.

There was approximately $26.4 million of goodwill created in the Merger, largely based on the Company's evaluation of the business growth opportunities inherent in the Old Forge Bank customer base, as well as operating synergies and economy of scale resulting from the Merger. None of the goodwill is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for Old Forge Bank and the identifiable assets acquired and liabilities assumed at acquisition date.

	April 1, 2009
Consideration	
Cash	$ 17,405
Common stock issued – 1,128,079 shares of the Company, net of issuance costs of $184	38,058
Fair value of consideration transferred	$ 55,463

The fair value of the 1,128,079 common shares of the Company issued as part of the consideration paid to former Old Forge Bank shareholders was $38,058, determined by use of the weighted average price of Company common shares traded on March 31, 2009 ($33.90 per share). The Company believes that the weighted average price of the Company common stock traded on March 31, 2009 is the best indication of value since the Company's common stock is not a heavily traded security.

Acquisition-related costs recorded in the income statement of the acquirer for the year ended December 31, 2009.	$ 1,550
Acquisition-related costs recorded as an offset to surplus of the acquirer as of December 31, 2009.	$ 184
Recognized amounts of identifiable assets acquired and liabilities assumed on April 1, 2009 are:	
Cash	$ 4,760
Investments	31,261
Loans	159,949
Property and equipment	1,576
Core Deposit Intangible	2,027
All other assets	13,027
Identifiable Assets	212,600
Deposits	177,018
Borrowings	5,000
All other liabilities	1,517
Identifiable Liabilities	183,535
Identifiable net assets	29,065
Goodwill	26,398
Total consideration transferred	$ 55,463

The fair value of the financial assets acquired included loans receivable with a gross amortized cost basis of $166,348 at April 1, 2009.

The table below illustrates the fair value adjustments made to the amortized cost basis in order to present the fair value of the loans acquired.

Gross amortized cost basis at April 1, 2009	$ 166,348
Market rate adjustment	640
Credit fair value adjustment in pools of homogeneous loans	(5,648)
Credit fair value adjustment on distressed loans	(1,391)
Fair value of purchased loans at April 1, 2009	$ 159,949

In connection with its acquisition of Old Forge Bank, the Company acquired loans with evidence of credit deterioration that have been accounted for under ASC 310-30. As part of the Company's acquisition of Old Forge Bank, the acquired loan portfolio of Old Forge Bank was evaluated based on risk characteristics and other credit and market criteria to determine a credit adjustment to the fair value of the loans acquired. The acquired loan balance was reduced by the aggregate amount of the credit fair value adjustment for both homogeneous pools and specific loans in determining the fair value of the loans. The credit fair value adjustment accounted for acquired loans deemed to require a specific allocation in accordance with Accounting Standard Codification 310-30-30, previously known as Statement of Position (SOP) 03-3, "Accounting for Certain Loans Acquired in a Transfer." These loans are accounted for in the credit fair value adjustment considering the portion of the loan balance that has been deemed uncollectible based on management's expectations of future cash flows for each respective loan. Based on management's evaluation of the acquired loan portfolio of Old Forge Bank, six loans with a carrying value of $2,151 exhibited credit quality deterioration resulting in a credit fair value adjustment of $1,391. As of December 31, 2011, there were a total of two loans remaining with a carrying value of $211 with a credit fair value adjustment of $211. As of December 31, 2010, there were a total of two loans remaining with a carrying value of $229 with a credit fair value adjustment of $229. There is no accretable yield for the specific loans accounted for under Accounting Standard Codification 310-30-30. There were no significant prepayment estimates by management in the determination of contractual cash flows and cash flows expected to be collected.

Changes in the credit fair value adjustment on specific loans purchased for the year ended December 31, 2011 are as follows:

	Carrying Value	Credit Fair Value Adjustment	Net Amount
Balance, December 31, 2010			
Residential Mortgages	$ -	$ -	$ -
Commercial	229	229	-
Consumer / Other	-	-	-
	229	229	-
Charge-offs			
Residential Mortgages	-	-	-
Commercial	-	-	-
Consumer / Other	-	-	-
Total Charge-offs	-	-	-
Loans transferred to other real estate owned			
Residential Mortgages	-	-	-
Commercial	-	-	-
Consumer / Other	-	-	-
Total loans transferred to other real estate owned	-	-	-
Payments			
Residential Mortgages	-	-	-
Commercial	(18)	(18)	-
Consumer / Other	-	-	-
Total Payments	(18)	(18)	-
Balance, December 31, 2011	$ 211	$ 211	$ -

Changes in the credit fair value adjustment on specific loans purchased for the year ended December 31, 2010 are as follows:

	Carrying Value	Credit Fair Value Adjustment	Net Amount
Balance, December 31, 2009			
Residential Mortgages	$ -	$ -	$ -
Commercial	1,966	1,307	659
Consumer / Other	-	-	-
	1,966	1,307	659
Charge-offs			
Residential Mortgages	-	-	-
Commercial	-	-	-
Consumer / Other	-	-	-
Total Charge-offs	-	-	-
Loans transferred to other real estate owned			
Residential Mortgages	-	-	-
Commercial	(1,225)	(924)	(301)
Consumer / Other	-	-	-
Total loans transferred to other real estate owned	(1,225)	(924)	(301)
Payments			
Residential Mortgages	-	-	-
Commercial	(512)	(154)	(358)
Consumer / Other	-	-	-
Total Payments	(512)	(154)	(358)
Balance, December 31, 2010	$ 229	$ 229	$ -

Pro Forma Income Statement
For the Twelve Months Ended December 31, 2009

	Penseco Financial Services Corporation 12/31/2009	Old Forge Bank 12/31/2009	Adjustments	Pro Forma 12/31/2009
Interest and fees on loans	$ 32,399	$ 2,524	$ 184 (a)	$ 35,107
Interest and dividends on investments	7,740	377	(30) (b)	8,087
Interest on Federal funds sold	-	1		1
Interest on balances with banks	12	-		12
Total Interest Income	40,151	2,902	154	43,207
Interest on deposits	6,541	897	(58) (c)	7,380
Interest on borrowed funds	3,039	9		3,048
Total Interest Expense	9,580	906	(58)	10,428
Net Interest Income	30,571	1,996	212	32,779
Provision for loan and lease losses	2,260	75		2,335
Net Interest Income after Provision for Loan and Lease Losses	28,311	1,921	212	30,444
Service charges on deposits	1,939	80		2,019
Other non-interest income	8,344	97		8,441
Impairment losses on investment securities	(787)	-		(787)
Realized gains (losses) on securities	873	-		873
Total Non-Interest Income	10,369	177		10,546
Salaries and employee benefits	12,551	696		13,247
Expense of premises and equipment	3,246	146		3,392
Other non-interest expense	11,073	428	61 (d)	11,562
Total Non-Interest Expenses	26,870	1,270	61	28,201
Income before income taxes	11,810	828	151	12,789
Applicable income taxes	2,269	315	51	2,635
Net Income	$ 9,541 (f)	$ 513 (f)	$ 100	$ 10,154
Earnings Per Share	$ 4.44	$ 0.92	(e)	$ 3.10

Footnotes:

(a) Accretion of loan fair value adjustment
(b) Opportunity cost of cash paid to Old Forge shareholders at 0.70% rate
(c) Amortization of certificate of deposit fair value adjustment
(d) Amortization of core deposit intangible over a 10 year period using the sum-of-the-years-digits method
(e) Pro Forma EPS based on weighted average shares outstanding of 3,276,079
(f) Excludes merger related costs of $1,550 and $451 and related tax effect incurred by Penseco and Old Forge Bank, respectively

NOTE 27 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 8,143	$ 8,027	$ 8,099	$ 8,050
Provision for Loan and Lease Losses	369	899	445	668
Non-Interest Income	3,304	3,055	3,571	2,738
Non-Interest Expenses and Taxes	8,309	7,577	8,407	7,608
Net Income	2,769	2,606	2,818	2,512
Earnings Per Share	$ .85	$ .80	$ .86	$ .76

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 8,451	$ 8,323	$ 8,297	$ 8,318
Provision for Loan and Lease Losses	328	537	858	276
Non-Interest Income	2,711	2,873	3,638	2,930
Non-Interest Expenses and Taxes	7,853	7,643	8,033	8,291
Net Income	2,981	3,016	3,044	2,681
Earnings Per Share	$ .91	$ .92	$ .93	$ .82

MMQ
McGrail Merkel Quinn & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited the accompanying consolidated balance sheets of Penseco Financial Services Corporation and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penseco Financial Services Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penseco Financial Services Corporation and subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2012 expressed an unqualified opinion on the effectiveness of Penseco Financial Services Corporation's internal control over financial reporting.

McGrail Merkel Quinn
+ Associates, P.C.

Scranton, Pennsylvania
March 14, 2012

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on matters of accounting principles or practices or financial statement disclosures in 2011 or 2010.

ITEM 9A CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including our Chief Executive Officer (our principal executive officer) and Finance Division Head (our principal financial officer), we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(c) under the Securities Exchange Act of 1934. Based upon this evaluation, the Company's Chief Executive Officer and the Company's Finance Division Head concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Management's annual report on internal control over financial reporting is included below.

The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2011, or through the date of this Annual Report on Form 10-K, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Penseco Financial Services Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Penseco Financial Services Corporation's internal control system over financial reporting was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Finance Division Head, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Controls-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2011, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by McGrail Merkel Quinn & Associates, P.C., an independent registered public accounting firm, as stated in their report appearing on the following page.

MMQ

McGrail Merkel Quinn & Associates, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited Penseco Financial Services Corporation and subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Penseco Financial Services Corporation and subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penseco Financial Services Corporation and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Penseco Financial Services Corporation and subsidiary and our report dated March 14, 2012 expressed an unqualified opinion.

McGrail Merkel Quinn
& Associates, P.C.

Scranton, Pennsylvania
March 14, 2012

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Ethical Conduct

The Company has a Code of Ethical Conduct applicable to all employees including the Company's Principal Executive Officer and Principal Financial Officer (Finance Division Head). The purpose of the Code is to promote honest and ethical conduct, full and fair disclosures of financial information, compliance with laws and regulations and accountability for actions.

A copy of the Code of Ethics may be obtained, without charge, on our website (www.pennsecurity.com) or by contacting:

Patrick Scanlon, Senior Vice President, Finance Division Head
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503-1848
1-800-327-0394

The information required by this Item as to Directors of the Company contained under the headings "Stock Ownership", Item 1 "Election of Directors", "Corporate Governance" and "Certain Relationships and Related Transactions" within the Proxy Statement relating to the Company's Annual Meeting of Shareholders, to be held May 1, 2012, (the "Proxy Statement") is incorporated herein by reference.

The information required by this item as to the Audit Committee's financial expert (or lack thereof) is incorporated herein by reference to the section entitled "Corporate Governance-Committees of the Board of Directors" in the Proxy Statement.

ITEM 11 EXECUTIVE COMPENSATION

The information contained under the headings "Executive Compensation", "Director Compensation", "Compensation Discussion and Analysis", "Compensation and Benefits Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the heading "Stock Ownership" in the Proxy Statement is incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the headings "Certain Relationships and Related Transactions" and "Corporate Governance" and "Item 1- Election of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the heading "Item 2 – Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements – The following financial statements are incorporated by reference in Part II, Item 8 hereof:

Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
General Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules – The Financial Statement Schedules are incorporated by reference in Part II, Item 8 hereof.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference as part of this Annual Report.

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Penseco Financial Services Corporation, Penn Security Bank and Trust Company and Old Forge Bank, dated as of December 5, 2008 (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K filed with the SEC on December 10, 2008).
3.1.1	Articles of Incorporation of Penseco Financial Services Corporation, dated September 30, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's annual report on Form 10-K filed with the SEC on March 30, 1998).
3.1.2	Amendment to Articles of Incorporation of Penseco Financial Services Corporation, dated March 10, 2011 (incorporated by reference to Exhibit 3.2 to the Registrant's current report on Form 8-K filed with the SEC on February 27, 2012).
3.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 of the Registrant's current report on Form 8-K filed with the SEC on February 27, 2012).
10.1*	Penseco Financial Services Corporation 2008 Long Term Incentive Plan (incorporated herein by reference to Annex A of the Registrant's proxy statement on Schedule 14A filed with the SEC on March 17, 2008).
10.2*	Form of Restricted Stock or Restricted Stock Unit Award Agreement (incorporated herein by reference to the Registrant's registration statement on Form S-8 filed with the SEC on May 17, 2010).
10.3*	Form of Stock Option and/or Appreciation Right Award Agreement (incorporated herein by reference to the Registrant's registration statement on Form S-8 filed with the SEC on May 17, 2010).
10.4*	Form of Performance Award Agreement (incorporated herein by reference to the Registrant's registration statement on Form S-8 filed with the SEC on May 17, 2010).
10.5*	Employment Agreement, dated January 3, 2011, among Penseco Financial Services Corporation, Penn Security Bank & Trust, and Craig W. Best (incorporated herein by reference to Exhibit 10.1 of the Registrant's current report on Form 8-K filed with the SEC on January 7, 2011).
10.6*	Penn Security Bank & Trust Company Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the Registrant's annual report on Form 10-K filed with the SEC on March 14, 2011).

10.7*	Penn Security Bank & Trust Company Deferred Compensation Plan No. 2 (incorporated herein by reference to Appendix D of Exhibit 10.1 of the Registrant's current report on Form 8-K filed with the SEC on January 7, 2011).
10.8*	Penn Security Bank & Trust Company Employee Stock Ownership Plan, amended and restated as of January 1, 2010 (incorporated by reference to Exhibit 10.8 to the Registrant's annual report on Form 10-K filed with the SEC on March 14, 2011).
10.9*	Penn Security Bank & Trust Company Excess Benefit Plan, amended and restated December 31, 2008 (incorporated by reference to Exhibit 10.9 to the Registrant's annual report on Form 10-K filed with the SEC on March 14, 2011).
10.10*	Separation Agreement by and between Penn Security Bank & Trust Company and Stanley Cohen (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed with the SEC on December 23, 2011).
21.1	List of Subsidiaries of the registrant, filed herewith.
23.1	Consent of McGrail Merkel Quinn & Associates, P.C. relating to the financial statement of the Registrant, filed herewith.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of Registrant, filed herewith.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of Registrant, filed herewith.
32.1	Section 1350 Certifications of the Principal Executive Officer and Principal Financial Officer of Registrant, filed herewith.
101	Interactive Data File (Annual Report on Form 10-K, for the fiscal year ended December 31, 2011, furnished in XBRL (eXtensible Business Reporting Language)).

** - Management contract or compensatory plan or arrangement*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 14, 2012.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Patrick Scanlon
Patrick Scanlon
Senior Vice President, Finance Division Head

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 14, 2012.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Joseph G. Cesare
Joseph G. Cesare, M.D.
Director

By: /s/ Richard E. Grimm
Richard E. Grimm
Director

By: /s/ Russell C. Hazelton
Russell C. Hazelton
Director

By: /s/ D. William Hume
D. William Hume
Director, Chairman of the Board

By: /s/ James G. Keisling
James G. Keisling
Director

By: /s/ P. Frank Kozik
P. Frank Kozik
Director

By: /s/ Robert J. Mellow
Robert J. Mellow
Director

By: /s/ Robert W. Naismith
Robert W. Naismith, Ph.D.
Director

By: /s/ James B. Nicholas
James B. Nicholas
Director

By: /s/ Emily S. Perry
Emily S. Perry
Director

By: /s/ Sandra C. Phillips
Sandra C. Phillips
Director

By: /s/ Steven L. Weinberger
Steven L. Weinberger
Director

EXHIBIT INDEX

Exhibit No.	Description
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of McGrail Merkel Quinn & Associates, P.C. relating to the financial statement of the Registrant.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of Registrant, filed herewith.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of Registrant, filed herewith.
32.1	Section 1350 Certifications of the Principal Executive Officer and Principal Financial Officer of Registrant, filed herewith.

Exhibit 21.1

List of Subsidiaries of the Registrant

Penn Security Bank and Trust Company, a Pennsylvania bank and trust company
Penseco Realty, Inc., a Pennsylvania corporation

Exhibit 23.1

MMQ
McGrail Merkel Quinn & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-166886) of Penseco Financial Services Corporation of our report dated March 14, 2012 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K for the year ended December 31, 2011.

McGrail Merkel Quinn
& Associates, P.C.

Scranton, Pennsylvania
March 14, 2012

Exhibit 31.1

CERTIFICATIONS

I, Craig W. Best, certify that:

1. I have reviewed this Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2012

/s/ Craig W. Best
Craig W. Best
(Principal Executive Officer)
President and CEO

Exhibit 31.2

I, Patrick Scanlon, certify that:

1. I have reviewed this Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2012

/s/ Patrick Scanlon
Patrick Scanlon
Senior Vice President, Finance Division Head
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Penseco Financial Services Corporation (the "Company") certifies to the best of his knowledge that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as for the dates and for the periods referred to in the Form 10-K.

/s/ Craig W. Best
Craig W. Best
President and CEO
(Principal Executive Officer)
March 14, 2012

/s/ Patrick Scanlon
Patrick Scanlon
Senior Vice President, Finance Division Head
(Principal Financial Officer)
March 14, 2012